  As filed with the Securities and Exchange Commission on July 20, 1999

                                                         Registration 333-78813
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              DRUGSTORE.COM, INC.
            (Exact name of registrant as specified in its charter)

             Delaware                              5912                             04-3416255
 (State or other jurisdiction of        (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)         Classification Code Number)          Identification Number)

                                  13920 Southeast Eastgate Way, Suite 300
                                       Bellevue, Washington 98005
                                           (425) 372-3200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                               Peter M. Neupert
                     President and Chief Executive Officer
                              drugstore.com, inc.
                    13920 Southeast Eastgate Way, Suite 300
                          Bellevue, Washington 98005
                                (425) 372-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:
           Joshua L. Green                            Neil J. Wolff
           John H. Sellers                            Yoichiro Taku
          Adam J. Rosenberg                           Shelly Dolev
          Kevin G. Montler                  WILSON SONSINI GOODRICH & ROSATI
          VENTURE LAW GROUP                     Professional Corporation
     A Professional Corporation                    650 Page Mill Road
         2800 Sand Hill Road                      Palo Alto, California
        Menlo Park, CA 94025                         (650) 493-9300
           (650) 854-4488

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

                               ----------------

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                 ------------------

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                          --------------------

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                          --------------------

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued July  , 1999

                                5,000,000 Shares

                            [LOGO OF DRUGSTORE.COM]

                                  COMMON STOCK

                                  -----------

drugstore.com, inc. is offering 5,000,000 shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $9 and $11 per share.

                                  -----------

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "DSCM."

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                 Underwriting
                                 Price to        Discounts and      Proceeds to
                                  Public          Commissions      drugstore.com
                                 --------        -------------     -------------
Per Share...................      $                 $                 $
Total.......................      $                 $                 $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

drugstore.com, inc. has granted the underwriters the right to purchase up to an additional 750,000 shares to cover over-allotments. Morgan Stanley & Co.
Incorporated expects to deliver the shares to purchasers on       , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

          DONALDSON, LUFKIN & JENRETTE

                      THOMAS WEISEL PARTNERS LLC

      , 1999

The first page of the gatefold includes:

drugstore.com
       What Every Body Needs-TM-
                                [PICTURE OF DRUGSTORE.COM HOMEPAGE]
Lines pointing to specific items on the picture of the homepage connect to the following text:

Five stores in one: health, beauty, wellness,      Detailed product, topical and health
personal care and pharmacy.                        information to make purchase decisions.

Personalized service, shopping lists and           Licensed pharmacy with home delivery.
reminders.

Choose from thousands of products in               A high-quality selection of brand-name and
drugstore.com.                                     specialty products organized in easy-to-shop
                                                   departments.
Shop for high-quality items in privacy.

The following text is placed to the left of the picture of the homepage:
CONVENIENCE AND PRIVACY

drugstore.com has created a leading online drugstore and information site where customers can shop in privacy from the convenience of their home or office.
More than a buying experience, drugstore.com offers useful information to assist in the thinking and buying process.

Our store is designed to make What Every Body Needs easier for our customers to acquire. At drugstore.com, customers never have to park the car, stand in line or bump into nosy neighbors.

FIVE STORES IN ONE

drugstore.com is five stores in one, offering health, beauty, wellness, personal care and pharmacy products, which we believe offers a superior customer experience not found at store-based retailers. Through the Internet, drugstore.com offers:

 .  Convenient, personalized service
 .  Shopping 24 hours a day, seven days a week
 .  Helpful information to make purchase decisions
 .  Secure credit card payment
 .  Direct delivery to home or office
 .  Private shopping from home or work
 .  Licensed pharmacy
 .  Personal access to pharmacists to answer questions
 .  Specialized customer care
                                      [LOGO] drugstore.com-TM-
                                                  What Every Body Needs-TM-

The second page of the gatefold includes:

drugstore.com
       Five Stores in One

The following text is placed at the top left of the page:
A FAMILIAR, COMFORTABLE WAY TO SHOP
Our store is designed to be a familiar, comfortable place with product categories organized like the aisles and shelves of a traditional drugstore, beauty counter or wellness store. Customers can easily browse through the store departments, quickly view promotions and featured products and select products according to their brand or unique attributes.

                                       [PICTURE OF THE BEAUTY PAGE]
[PICTURE OF THE HEALTH PAGE]
                                               [PICTURE OF THE BOUTIQUE PAGE]

The following text appears under the picture of the Health page:
HEALTH
Along with browsing for health tips and information, customers can quickly compare and purchase antacids, pain relievers, and family planning, first aid and other health products.

The following text appears under the picture of the Beauty page:
BEAUTY
Customers can find their favorite beauty products, and our Ask Your Beauty Expert feature answers their questions via e-mail.

The following text appears under the picture of the Boutique page:
BOUTIQUE
Combining the prestige of department-store beauty counters with online shopping convenience, the boutique offers high-end cosmetics, fragrance and skin and spa products.

[LOGO]
The following text appears on the same line as the logo and spans both the second and third pages of the gatefold:
drugstore.com-TM-
     WHAT EVERY BODY NEEDS-TM-

The third page of the gatefold includes:

[WATERMARK OF THE LOGO]
              [PICTURE OF THE PERSONAL CARE PAGE]

The following text appears to the right of the Personal Care page:

PERSONAL CARE
drugstore.com provides fast, convenient purchase of toothpaste, shampoo, tampons, diapers, shaving needs and more.
[PICTURE OF THE WELLNESS PAGE]
                     [PICTURE OF THE PHARMACY PAGE]
                                [PICTURE OF THE DRUG INDEX PAGE]

The following text appears below the picture of the Wellness page:
WELLNESS

drugstore.com offers a wide, high-quality selection of wellness products, including vitamins, supplements, herbs and homeopathy and other natural products.

The following text appears below the picture of the Pharmacy page:
PHARMACY
Licensed pharmacists fill/refill prescriptions, which are then delivered to the customer's door. Our pharmacists can provide personal guidance, by phone or e-mail, about prescription usage.

The following text appears below the picture of the Drug Index page:
DRUG INDEX
In the pharmacy's Drug Index, customers can get easy access to information about particular medications, including prices and usage.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    7
Sale of Shares to Amazon.com........   21
Use of Proceeds.....................   21
Dividend Policy.....................   21
Capitalization......................   22
Dilution............................   23
Selected Consolidated Financial
 Data...............................   24
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   25
Business............................   33

                                                                       Page
                                                                       ----
Management............................................................  50
Certain Relationships and Related Transactions........................  59
Principal Stockholders................................................  62
Description of Capital Stock..........................................  64
Shares Eligible for Future Sale.......................................  67
Underwriters..........................................................  69
Legal Matters.........................................................  71
Experts...............................................................  71
Where You Can Find More Information...................................  71
Index to Consolidated Financial Statements............................ F-1

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

   Until        , 1999, 25 days after commencement of the offering, all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in this prospectus.

                                 drugstore.com

   drugstore.com is a leading online drugstore: a retail store and information site for health, beauty, wellness, personal care and pharmacy products. As of July 4, 1999, we have sold our products to approximately 168,000 customers. We designed our store to provide a convenient, private and informative shopping experience that encourages consumers to purchase products essential to healthy, everyday living. We believe that our online store delivers a superior customer experience, making buying What Every Body Needs(TM) less of a chore.

   International Data Corporation estimates that worldwide business-to-consumer sales over the Internet will increase from approximately $11 billion in 1998 to approximately $93 billion by 2002. The Internet has also become an important personal tool for accessing health and medical information. According to a recent Forrester Research report, 31.6% of Internet users surveyed had shopped for healthcare products online in the previous six months.

   We believe there is a significant market opportunity for an online store that can offer consumers an enhanced shopping experience for health, beauty, wellness, personal care and pharmacy products. We seek to attract and retain consumers by emphasizing the following key attributes:

  . Convenience. We feature 24 hour a day access to our user-friendly Web store, direct home or office delivery, a personalized shopping list and confidential access to a personal medication profile.

  . Selection. With over 17,000 SKUs (stock keeping units, a term used in the retail industry to describe distinct products), we believe we offer a significantly greater number of products than are available in a typical traditional chain drugstore.

  . Information. We have assembled a broad array of product information. We offer full product packaging information, extensive drug information, and a Solutions area, which includes buying guides, reference information, shopping advisors and beauty information.

  . Communication. We can communicate with customers on a regular basis through the convenience of e-mail. We also offer our popular "Ask Your Pharmacist" and "Ask Your Beauty Expert" features.

  . Privacy. Consumers can shop in the privacy of their own homes or offices and can obtain answers to questions that they might otherwise be uncomfortable asking in public.

   Our objective is to become one of the world's leading retailers of health, beauty, wellness, personal care and pharmacy products. Key elements of our strategy include: strengthening the drugstore.com brand, continuously improving our Web store and service, developing strategic relationships, and taking advantage of repeat purchasing patterns. In addition, we will also continue to make significant investments in technology and distribution.

   Consistent with our strategy of developing strategic relationships, we recently entered into relationships with Rite Aid Corporation and General Nutrition Companies, Inc. (GNC). Potential benefits of our Rite Aid relationship may include additional revenue and traffic generated by Rite Aid customers who may visit our Web site, the pharmacy benefit coverage provided by the insurance companies and pharmacy benefit management companies (PBMs) with which Rite Aid has a relationship, including PCS Health Systems, Inc., the co-promotion and co-branding activities both companies will undertake and our ability to offer Rite Aid customers the opportunity to order refills of their existing Rite Aid prescriptions on our Web site and receive local delivery at

Rite Aid stores nationwide or delivery to the customer's home or office. The benefits of our GNC relationship include the opportunity to be the exclusive online provider of GNC-branded products and the reciprocal co-promotion of each party's products in traditional and online marketing efforts.

   We face many risks and challenges in our business. Some consumers may prefer to shop at traditional retail stores, especially consumers who do not have easy access to the Internet or who need products immediately. As part of our relationship with Rite Aid, we have agreed not to operate physical stores. An investment in our common stock involves risks and uncertainties, including the fact that we are an early stage company in a new market and that we expect continuing losses for the forseeable future. See "Risk Factors" below for further information.

                                  The Offering

 Common stock offered....................... 5,000,000 shares
 Common stock to be outstanding after the
  offering.................................. 42,791,000 shares
 Use of proceeds............................ We intend to use the proceeds for general corporate purposes, including working
                                             capital and capital expenditures. See "Use
                                             of Proceeds."
 Proposed Nasdaq National Market symbol..... DSCM

   The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding at July 16, 1999, including the sale of shares of common stock equal to $10 million divided by the initial public offering price to Amazon.com in a private placement transaction to be closed concurrently with the closing of this offering. This number does not include 11,502,000 shares of our common stock subject to options and warrants outstanding or reserved for issuance under our stock plans at July 16, 1999. In addition, except as otherwise noted, all information in this prospectus (1) gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of the offering, (2) assumes no exercise of the underwriters' overallotment option, and (3) excludes the anticipated issuance of 200,000 shares of common stock to a charitable foundation that we intend to establish.

   drugstore.com(TM), the drugstore.com logo, the boutique(TM), What Every Body Needs(TM), Where Every Body Shops(TM), What Your Body Needs(TM), and HEALTH . BEAUTY . WELLNESS(TM) are our trademarks. This prospectus also includes trade dress, trade names, trademarks and service marks of other companies. Use or display by drugstore.com of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of drugstore.com by, the trademark or trade dress owners.

                      Summary Consolidated Financial Data

              (in thousands, except share and per share data)

   The balance sheet data displayed in the "pro forma" column reflects the issuance of 12,282,599 shares of Series E preferred stock issued in July 1999 in exchange for $10 million in cash and other consideration, including exclusive marketing commitments and other obligations valued at $233.9 million based on the estimated fair value of $19.86 per share. The "pro forma as adjusted" column reflects our capitalization as of July 4, 1999 with adjustments to give effect to:

  . the conversion of all shares of outstanding preferred stock into 34,468,000 shares of common stock upon the closing of this offering; and

  . the receipt of the estimated proceeds from the sale of 5,000,000 shares of our common stock at an assumed initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses, including the sale of $10 million of our common stock to Amazon.com. See "Use of Proceeds" for a description of how we intend to use the net proceeds of this offering.

                                                 Period from
                                                April 2, 1998
                                             (Inception) through  Six Months
                                                December 31,     Ended July 4,
                                                    1998             1999
                                             ------------------- -------------
Consolidated Statement of Operations Data:
Net sales...................................    $         --      $     4,202
Gross profit (loss).........................              --           (1,349)
Total operating expenses....................            8,201          29,997
Operating loss..............................           (8,201)        (31,346)
Net loss....................................           (8,027)        (30,353)
Pro forma basic and diluted net loss per
 share (1)..................................    $        (.98)    $     (1.46)
Weighted average shares outstanding used to
 compute pro forma basic and diluted net
 loss per share (1).........................        8,167,570      20,796,875

                                                          At July 4, 1999
                                                    ---------------------------
                                                              Pro    Pro Forma
                                                    Actual   Forma  as Adjusted
                                                    ------- ------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents.......................... $68,087 $78,087  $133,924
Working capital....................................  60,734  70,734   126,571
Total assets.......................................  84,736 328,668   384,505
Capital lease obligations, less current portion....   1,099   1,099     1,099
Total stockholders' equity.........................  72,564 316,496   371,946

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of weighted average shares used to compute pro forma net loss per share amounts.

   We were incorporated in Delaware in April 1998. Our principal executive offices are located at 13920 Southeast Eastgate Way, Suite 300, Bellevue, Washington 98005, and our telephone number is (425) 372-3200. Our World Wide Web site is www.drugstore.com. The information contained on our Web site is not part of this prospectus.

                                 RISK FACTORS

   You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

   We Are an Early Stage Company in a New and Rapidly Evolving Market, Which Makes It Difficult for Investors to Determine Whether We Will Accomplish Our Objectives

   Because drugstore.com was founded in April 1998 and we only began selling products in February 1999, we have a limited operating history on which investors can base an evaluation of our business strategy. We have limited insight into trends that may emerge and affect our business. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies, as well as the risks we face due to our participation in a new and rapidly-evolving market. These challenges include our:

  .  Need to increase our brand awareness;

  .  Need to attract and retain customers at a reasonable cost;

  . Dependence on Web site and transaction processing performance and reliability;

  .  Need to compete effectively;

  . Need to establish ourselves as an important participant in the evolving market for healthcare products and services on the Internet; and

  . Need to establish and develop relationships in the healthcare industry, particularly in the areas of reimbursement and managed care.

   Consumers of Health, Beauty, Wellness, Personal Care and Pharmacy Products May Not Accept Our Solution, Which Would Reduce Our Revenues and Prevent Us From Becoming Profitable

   If we do not attract and retain a high volume of online customers to our store at a reasonable cost, we will not be able to increase our revenues or achieve profitability. We may not be able to convert a large number of customers from traditional shopping methods to online shopping for health, beauty, wellness, personal care and pharmacy products. Even if we are successful at attracting online customers, we expect it will take several years to build a critical mass of these customers. Specific factors that could prevent widespread customer acceptance include:

  . Shipping charges, which do not apply to shopping at traditional drugstores;

  . Delivery time associated with Internet orders, as compared to the immediate receipt of products at a physical store;

  . Pricing that does not meet customer expectations of "finding the lowest price on the Internet;"

  . Additional steps and delays in ensuring insurance coverage for prescription products;

  .  Lack of coverage of customer prescriptions by some insurance carriers;

  .  Lack of consumer awareness of our online pharmacy;

  . Customer concerns about the security of online transactions and the privacy of their personal health information;

  . Product damage from shipping or shipments of wrong or expired products from our fulfillment partners or other vendors, resulting in a failure to establish customers' trust in buying drugstore items online;

  .  Delays in responses to customer inquiries or in deliveries to customers;

  . Inability to serve the acute care needs of customers, including emergency prescription drugs and other urgently needed products; and

  .  Difficulties in returning or exchanging orders.

   We Expect Significant Increases in Our Operating Expenses and Continuing Losses for the Next Several Years

   We incurred net losses of $38.4 million for the period from inception through July 4, 1999. We have not achieved profitability. We only began selling products in February 1999 and cannot be certain that we will obtain enough customer traffic or a high enough volume of purchases to generate sufficient revenues and achieve profitability. We believe that we will continue to incur operating and net losses for at least the next four years (and possibly longer) and that the rate at which we will incur such losses will increase significantly from current levels. We intend to increase our operating expenses substantially as we:

  . Increase our sales and marketing activities, particularly advertising efforts;

  . Provide our customers with promotional benefits, such as selling selected products or offering shipping below our actual costs;

  . Increase our general and administrative functions to support our growing operations;

  . Expand our customer and pharmacist support organizations to better serve customer needs;

  .  Develop enhanced technologies and features to improve our Web site;

  .  Enhance our distribution fulfillment processes; and

  .  Possibly buy or build our own distribution facilities.

   Because we will spend these amounts before we receive any incremental revenues from these efforts, our losses will be greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate, which would further increase our losses.

   We May Not Succeed in Establishing the drugstore.com Brand, Which Would Adversely Affect Customer Acceptance and Our Revenues

   Due to the early stage and competitive nature of the online market for drugstore products, if we do not establish our brand quickly, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand, we will incur substantial expense in our advertising efforts on major Internet destinations such as Amazon.com, America Online, Excite and Yahoo! and other Web sites our customers are likely to visit, as well as other forms of media such as television and magazines. We will also need to spend money to attract and train customer service personnel. If these brand promotion activities do not yield increased revenues, we will incur additional losses.

   We Expect Our Quarterly Financial Results to Fluctuate And Our Early Stage of Development Limits Our Ability to Predict Revenues and Expenses Precisely

   Historical trends and quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. Our revenues and operating results are expected to vary significantly from quarter to quarter due to a number of factors, including:

   .  Demand for our products;

   . Our ability to attract visitors to our Web store and convert those visitors into customers;

  .  The frequency of repeat purchases by customers;

  . Shifts in the nature and amount of publicity about us or our competitors;

  .  Changes in the growth rate of Internet usage;

  .  Average order size;

  .  The mix of products sold;

  . Our ability to enhance our technology to accommodate any future growth in our operations or customers;

  . Our ability, and that of our fulfillment partners, to ensure sufficient product supply;

  . Changes in our pricing policies or the pricing policies of our competitors;

  .  Changes in government regulation;

  .  The availability of reimbursement for pharmacy products; and

  .  Costs related to potential acquisitions of technology or businesses.

   Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could result in substantial additional operating losses. The volume and timing of orders of health, beauty, wellness, personal care and pharmacy products on our Web store are difficult to predict because the online market for such products is in its infancy. Due to the limited operating history of our Web store, we do not have a material amount of repeat business from regular customers. Because our Web site is designed to encourage repeat business and we do not yet have sufficient historical data on how successful this strategy will be, we cannot currently forecast revenue from regular customers or overall anticipated revenue trends.

   A portion of our revenues may also be seasonal in nature, especially with respect to the sale of certain beauty products, which depend to some extent on seasonal product changes and seasonal purchasing patterns. Consumer "fads" and other changes in consumer trends may cause shifts in purchasing patterns, resulting in significant fluctuations in our operating results from one quarter to the next. Our limited operating history makes it difficult to fully assess the impact of these factors.

   Limited Insurance Reimbursement Coverage May Reduce Our Ability to Sell Pharmacy Products Online, Which Would Reduce Our Revenues

   To obtain reimbursement on behalf of our customers for the prescription products that they purchase on our Web site, we need to obtain contracts with numerous insurance companies and PBMs. Other than our contract with PCS Health Systems, Inc., which is a 10-year agreement, many of our agreements are short-term and may be terminated with less than 30 days' prior notice. Our ability to obtain additional contracts with other insurance companies and PBMs, or retain our existing contracts for an extended period of time, is uncertain for the following reasons:

  . Many of these companies are in the early stages of evaluating the impact of the Internet and online pharmacies on their businesses. These companies may delay their decisions to contract with online pharmacies or may decide to develop their own Internet capabilities that may compete with us.

  . Many insurance companies have existing contracts with chain drugstores and PBMs that have announced their intentions to establish online pharmacies.

  . Some insurance companies and PBMs will likely contract with only one or a limited number of online pharmacies. If our online competitors obtain these contracts and we do not, we would be at a competitive disadvantage.

   In addition, we must process each insurance application individually, which may raise the costs of processing prescription orders and delay our order processing time. Customers may not initially embrace our online insurance coverage procedure.

   We Depend on a Limited Number of Distribution Partners; If They Do Not Perform, We Will Not Be Able to Effectively Ship Orders

   We rely to a large extent on rapid distribution by third parties. We currently purchase all of our pharmaceutical products from one vendor, RxAmerica L.L.C. and in the future may be required to purchase all of our pharmaceutical products from Rite Aid once we establish our own distribution center. We also purchase a substantial majority of our nonpharmaceutical products from one vendor, Walsh Distribution, Inc., which accounted for 78% of our nonpharmaceutical cost of sales from launch of our Web store to July 4, 1999. Our business could also be significantly disrupted if RxAmerica, Rite Aid or Walsh Distribution were to breach their contracts or suffer adverse developments that affect their ability to supply products to us. In addition, RxAmerica is a joint venture owned by American Stores Company (which was recently acquired by Albertson's, Inc.) and Longs Drugs, both of which are potential competitors of drugstore.com, and actual competitors with Rite Aid, one of our principal stockholders and business partners. If for any reason RxAmerica, Rite Aid or Walsh Distribution is unable or unwilling to supply products to us in sufficient quantities and in a timely manner, we may not be able to secure alternative fulfillment partners on acceptable terms in a timely manner, or at all.

   Because we rely on third parties to fulfill orders, we depend on their systems for tracking inventory and financial data. If our distribution partners' systems fail or are unable to scale or adapt to changing needs, or if we cannot integrate information systems with any new distributors, we may not have adequate, accurate or timely inventory or financial information.

   We also rely on third-party carriers for shipments to and from distribution facilities. We are therefore subject to the risks, including employee strikes and inclement weather, associated with our distribution partners and of our carriers' ability to provide product fulfillment and delivery services to meet our distribution and shipping needs. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation, the drugstore.com brand and our results of operations.

   Increasing Our Product Distribution Capacity Will Require Significant Investments in Cash and Management Resources

   We expect to establish our own distribution center within the next 12 months to achieve greater control over the distribution process and to ensure adequate supplies of products to our customers. Opening one or more distribution centers will require significant capital investments in facilities and equipment, will require us to hire and train a significant number of new employees, will require us to establish a significant number of direct relationships with manufacturers and could divert management attention from other issues. In addition, we may be unable to obtain products on terms as favorable as our distribution partners. We will need to develop or license distribution software to ensure timely and accurate shipments. In addition, if we establish our own pharmacy operations we will become subject to additional regulatory requirements and related costs.

   To obtain funds for this expansion, we may need to raise funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions in addition to the funds we are raising in the offering. We cannot be certain that such additional financing will be available to us on favorable terms when required, or at all. In addition, if we issue equity or equity-related securities, such issuance would dilute the ownership interest of existing stockholders and could adversely affect our stock price.

   Any Errors in the Filling or Packaging of the Prescription Drugs We Dispense May Expose Us to Liability and Negative Publicity

   Pharmacy errors relating to prescriptions, dosage and other aspects of the medication dispensing process can produce liability for us that our insurance may not cover. For example, a study of community pharmacies appearing in the December 1995 issue of American Pharmacy found that 24% of prescriptions contained dispensing errors and 4% of prescriptions contained errors that were clinically significant. Because we distribute pharmaceutical products directly to the consumer, we are the most visible participant in the medication distribution chain and therefore have more exposure to liability claims.

   Our pharmacists are required by law to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information deemed significant by the pharmacists. Our pharmacists may have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate such effects. This counseling is in part accomplished through e-mail and inserts included with the prescription, which may increase the risk of miscommunication because the customer is not personally present or may not have provided all relevant information. We also post product information on our Web store. Providing information on pharmaceutical and other products creates the potential for claims to be made against us for negligence, personal injury, wrongful death, product liability, malpractice, invasion of privacy or other legal theories based on our product or service offerings. Our general liability, product liability and professional liability insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

   Pharmacy errors either by drugstore.com or our competitors may also produce significant adverse publicity either for us or the entire online pharmacy industry. Because of the significant amount of recent press coverage on Internet retailing, we believe that we will be subject to a higher level of media scrutiny than other pharmacy product channels. The amount of negative publicity that we or the online pharmacy industry receive as a result of pharmacy or prescription processing errors could be disproportionate in relation to the negative publicity received by other pharmacies making similar mistakes. We have no control over the pharmacy practices of our competitors, and we cannot ensure that our pharmacists or our prescription processing will be able to operate without error. We believe customer acceptance of our online shopping experience is based in large part on consumer trust, and negative publicity could erode such trust, or prevent it from growing. This could result in an immediate reduction in the amount of orders we receive and adversely affect our revenue growth.

   We Face the Risk of Systems Interruptions and Capacity Constraints on Our Web Site, Possibly Resulting in Adverse Publicity, Revenue Losses and Erosion of Customer Trust

   The satisfactory performance, reliability and availability of our recently-opened Web site, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Any future systems interruption that results in the unavailability of our Web site or reduced order fulfillment performance could result in negative publicity and reduce the volume of goods sold and the attractiveness of our Web store, which could negatively affect our revenues. From time to time, we have experienced temporary system interruptions for a variety of reasons, including power failures, software bugs and an overwhelming number of visitors trying to reach our Web site. We may not be able to correct any problem in a timely manner. Because we outsource certain aspects of our system and because some of the reasons for a systems interruption may be outside of our control, we also may not be able to exercise sufficient control to remedy the problem quickly or at all.

   We opened our site for customers in February 1999 and to the extent that customer traffic grows substantially, we will need to expand the capacity of our systems to accommodate a larger number of visitors. Any inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, or delays in reporting accurate financial information. We are not certain that we will be able to project the rate or timing of increases, if any, in the use of our Web site accurately or in a timely manner to permit us to effectively upgrade and expand our transaction-processing systems or to integrate smoothly any newly developed or purchased modules with our existing systems.

   We Have Grown Very Rapidly, and We Need to Manage Changing and Expanding Operations

   We have rapidly and significantly expanded our operations, and anticipate that we will continue to expand. From July 1998 to July 4, 1999 we grew from 3 to 245 employees. This growth has placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. We will not be able to increase revenues unless we continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures, expand, train and manage our work force and manage multiple relationships with third parties. Many of our senior management have no prior senior management experience at public companies, and none of our executive officers have prior management experience in the healthcare or retail drugstore industry.

   Expanding the Breadth and Depth of Our Product and Service Offerings Is Expensive and Difficult, and We May Receive No Benefit From Our Expansion

   We intend to expand the breadth and depth of our product and service offerings by promoting new or complementary products or sales formats. We cannot be certain that these new offerings will generate sufficient revenues for the costs involved. Expansion of our offerings in this manner could require significant additional expenditures and could strain our management, financial and operational resources. For example, we may need to incur significant marketing expenses, develop relationships with new fulfillment partners or manufacturers, or comply with new regulations. We cannot be certain that we will be able to expand our product and service offerings in a cost-effective or timely manner. Furthermore, any new product or service offering or sales format that is not favorably received by consumers could damage the reputation of our brand. The lack of market acceptance of such efforts or our inability to generate satisfactory revenues from such expanded offerings to offset their cost could harm our business.

   We have an agreement with Amazon.com that prohibits us from selling advertising to, linking our Web site to or promoting on our Web site any company that sells products or services competitive with those which Amazon.com offers or which Amazon.com is preparing to produce or market. While we retain the ability to sell products and services in these markets ourselves, this prohibition would limit our ability to work with other companies in the markets for books, music products, video products, software, magazines, consumer electronics, gift centers or registries, and auctions. If Amazon.com expands into other areas, this expansion may further limit the number of companies we can promote on our Web site.

   Our Limited Relationship With Amazon.com May Restrict Our Ability to Sell Advertising or Promote Other Web Sites

   Our limited relationship with Amazon.com may restrict our activities and is subject to change. We entered into a technology license and advertising agreement in August 1998 with Amazon.com, currently our largest stockholder. Jeffrey P. Bezos, Amazon.com's chairman of the board and chief executive officer, is a member of our board of directors. Our relationship with Amazon.com has received significant media attention, but the parties' obligations to provide support to each other are limited. Under the agreement, each party has committed to providing the other with advertising on our respective Web sites through the term of the agreement.

   We have also agreed not to sell advertising on our Web site to, link our Web site to or promote on our Web site any company that sells products or services competitive with those which Amazon.com offers or which Amazon.com is preparing to produce or market. We are currently restricted with respect to books, music products, video products, gift centers, toys, games, electronics, cards and auctions. If Amazon.com expands into other areas, this expansion may further limit the number of companies we can promote on our Web site. If we were acquired by a competitor of Amazon.com and Amazon.com did not vote in favor of the transaction, we would lose our rights to advertise on Amazon.com's Web site and to use Amazon.com's technology (if we are then using any).

   In addition, due to Amazon.com's significant ownership of our common stock, it will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. For more information about our relationship with Amazon.com, see "Business--Relationship with Amazon.com." See also "Executive Officers and Directors" for background on Jeffrey P. Bezos, "Certain Relationships and Related Transactions" for a description of our agreements with Amazon.com and "Principal Stockholders" for a description of Amazon.com's stock ownership relative to other stockholders.

   Our Relationships with Rite Aid and GNC are Complex, Involve Many Risks, And May Restrict Our Ability to Promote, Contract With, or Operate Traditional Retail Stores

   In June 1999, we entered into a series of agreements with Rite Aid and GNC. These agreements involve many aspects of our business and include the sale of equity securities to these companies as well as various arrangements relating to the operation of our respective Web sites, the fulfillment of orders and the extension of Rite Aid's insurance relationships to cover prescriptions processed by us. This type of arrangement is complex and will require a great deal of effort to operate successfully. As a result, there are many risks related to these arrangements, including some that we may not have foreseen. It is difficult to assess the likelihood of occurrence of these risks, including the lack of success of the overall arrangement to meet the parties' objectives. In the event that we do not realize the intended benefits of these relationships, we will have expended a great deal of time and effort that could have been directed to more beneficial activities. In addition, customer perceptions and our business may be adversely impacted if these relationships are not successful.

   We must integrate Rite Aid's pharmacy product ordering system with our Web-based systems so consumers can order their pharmacy products on our Web site and pick them up at a Rite Aid store. Integrating different information systems is technically difficult and may be delayed, which would delay our receipt of revenues from these sales and could adversely affect customer acceptance of online pharmacy orders. While Rite Aid has committed to promoting drugstore.com in its stores and in its advertising, we do not control the choice of ads that will feature us and this form of advertising may not result in additional drugstore.com customers. While the Rite Aid relationship substantially broadens our ability to provide prescription medications to consumers with insurance reimbursement plans, it may not allow all of our potential customers to purchase these medications from drugstore.com and receive insurance reimbursement, which could adversely affect consumer perceptions and our revenues.

   We have agreed not to promote any other traditional chain drugstore or operate one ourselves. We have also agreed not to contract with another traditional retail store to fill pharmacy product orders we receive unless a Rite Aid store is not conveniently located. These restrictions could limit our flexibility and ability to grow our business if our relationship with Rite Aid does not develop successfully.

   Due to Rite Aid's significant ownership of our common stock, it will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

   For more information about our relationships with Rite Aid and GNC, see "Business--Relationships with Rite Aid" and "Business--Relationship with GNC." See also "Certain Relationships and Related Transactions" for a description of our agreements with Rite Aid and GNC and "Principal Stockholders" for a description of Rite Aid's and GNC's stock ownership relative to other stockholders.

   We Enter Into Strategic Relationships to Help Promote Our Web Site; If We Fail to Maintain or Enhance These Relationships, Our Development Could Be Hindered

   We believe that our ability to attract customers, facilitate broad market acceptance of our products and the drugstore.com brand and enhance our sales and marketing capabilities depends on our ability to develop and maintain strategic relationships with portals, distributors, Amazon.com, Rite Aid and GNC. If we are unable to develop or maintain key relationships, we may have difficulty attracting customers.

   We Face Uncertainty Related to Pharmaceutical Costs and Pricing, Which Could Affect Our Revenues and Margins

   We expect that pharmacy sales will account for a significant percentage of our total sales. Sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations (HMOs), PBMs and other organizations. Because these organizations are traditionally focused on reduced cost to employer groups, whereas we are focused more on direct customer service, we must devote time and resources to develop third-party payor confidence in our approach.

   In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. The efforts of third-party payors to contain costs will place downward pressures on gross margins from sales of prescription drugs. Our revenues from prescription drug sales may also be affected by health care reform initiatives of federal and state governments, including proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs, changes in programs providing for reimbursement for the cost of prescription drugs by third-party payors and regulatory changes related to the approval process for prescription drugs. Such initiatives could lead to the enactment of federal and state regulations that may adversely impact our prescription drug sales.

   We cannot be certain that our products or services will be considered cost effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize adequate profit margins.

   Competition From Both Traditional and Online Retailers May Result in Price Reductions and Decreased Demand for Our Products and Services

   We compete in a market that is highly competitive and expect competition to intensify in the future. We currently or potentially compete with a variety of companies, many of which have significantly greater financial, technical, marketing and other resources. These competitors include (1) various online stores that sell pharmaceutical as well as over-the-counter drug and health, wellness, beauty and personal care items; (2) PBMs that sell pharmaceuticals directly; and (3) existing drugstores. Most of these drugstores, which include national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass market retailers, independent drugstores and local merchants, have existed for a longer period, have greater financial resources, have established marketing relationships with leading manufacturers and advertisers, and have secured greater presence in distribution channels. Some of these companies may also commence or expand their presence on the Internet. We also compete with hospitals, HMOs and mail order prescription drug providers, all of whom are or may begin offering products and services over the Internet. Finally, we are aware of numerous other smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete directly with those offered at drugstore.com.

   We believe that there may be a significant advantage in establishing a large customer base before our competitors do so. If we fail to attract and retain a large customer base and our competitors establish a more prominent market position relative to ours, this could inhibit our ability to grow.

   We also believe we may face a significant competitive challenge from our competitors forming alliances with each other. For instance, one of our direct online competitors may form a partnership with a major PBM, major HMO or chain drugstore. The combined resources of these partnerships could pose a significant competitive challenge to drugstore.com. In addition, certain PBMs and HMOs could form alliances with our competitors that would prevent them from also entering into relationships with drugstore.com. Our inability to partner with a major PBM or HMO could be a major competitive disadvantage to us.

   We believe the principal factors that will draw end users to an online shopping application include brand availability, selection, personalized services, convenience, price, accessibility, customer services, quality of search tools, quality of content, and reliability and speed of fulfillment for products ordered. We will have little or no control over how successful our competitors are in addressing these factors. In addition, with little difficulty, our online competitors can duplicate many of the products, services and content offered on our site.

   Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

   Our Systems and Operations, and Those of Our Distributors, Are Vulnerable to Natural Disasters and Other Unexpected Problems

   Substantially all of our computer and communications hardware is located at our leased facility in Bellevue, Washington and our systems infrastructure is hosted at an Exodus Communications facility in Tukwila, Washington. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, earthquakes and similar events. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We do not currently have redundant systems or a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate for losses that may occur. Our current fulfillment partners, Walsh and RxAmerica, are both located in Texas and also face these risks. In particular, RxAmerica only has a single location and no back-up facility.

   We depend on the efficient operation of Internet connections from customers to our systems. These connections, in turn, depend on the efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with our applications and services and harm our sales.

   We retain confidential customer and patient information in our processing centers. Therefore, it is critical that our facilities and infrastructure remain secure and that our facilities and infrastructure are perceived by the marketplace to be secure. A material security breach could damage our reputation or result in liability to us.

   Governmental Regulation of Our Business Could Require Significant Expenses, and Failure to Comply With Certain Regulations Could Result in Civil and Criminal Penalties

   Our business is subject to extensive federal, state and local regulations, many of which are specific to pharmacies and the sale of over-the-counter drugs. Please see "Business--Governmental Regulation" for detailed information about these regulations. Regulations in this area often require subjective interpretation, and we cannot be certain that our attempts to comply with these regulations will be deemed sufficient by the appropriate regulatory agencies. Violations of any regulations could result in various civil and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory, or monetary fines, which could adversely effect our operations.

   We are also subject to laws and regulations regarding homeopathic drugs, and we may face enforcement actions, lawsuits or claims asserting that we have not complied with these laws and regulations. As we expand our product and service offerings, more of our products and services will likely be subject to regulation by the FDA, which regulates drug advertising and promotion. Complying with FDA regulations is time consuming, burdensome and expensive, and could delay our introduction of new products or services.

   The U.S. House of Representatives Committee on Commerce and the General Accounting Office are currently investigating online pharmacies and online prescribing. We believe that any regulations resulting from the investigations will likely result in increased reporting and monitoring requirements, which could increase our expenses. Other legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patient records, electronic access and storage as well as the inclusion of prescription drugs as a Medicare benefit. In addition, various state legislatures are considering new legislation related to the regulation of nonresident pharmacies. Compliance with new laws or regulations could increase our expenses.

   The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2000. Regulations have been proposed to implement these requirements, and we are designing our applications to comply with the proposed regulations. However, until these regulations become final, possible changes in these regulations could cause us to use additional resources and lead to delays as we revise our Web site and operations.

   Until recently, Health Care Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. We are also subject to extensive regulation relating to the confidentiality and release of patient records. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level. It may be expensive to implement security or other measures designed to comply with any new legislation. Moreover, we may be restricted or prevented from delivering patient records electronically. This could have an adverse impact on our ability to gain and retain customers.

   We are assisting the National Association of Boards of Pharmacy (NABP), a coalition of state pharmacy boards, in developing a program, the Verified Internet Pharmacy Practice Sites (VIPPS), as a model for self-regulation for online pharmacies. We intend to comply with the VIPPS criteria for certification, and compliance with these requirements could require substantial expenses, which could increase our losses.

   Failure to Attract and Retain Experienced Personnel and Senior Management Could Hurt Our Ability to Grow Our Business

   We intend to continue to hire a significant number of additional sales, support and marketing personnel, as well as pharmacists and software developers. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and senior management. None of our employees is bound by an employment agreement for any specific term. We do not have "key person" life insurance policies covering any of our employees. In addition, none of the members of our senior management team have prior experience in the healthcare industry or in drugstore operations.

   We Cannot Be Certain That We Will Be Able to Protect Our Intellectual Property, and We May Be Found to Infringe Proprietary Rights of Others, Which Could Harm Our Business

   We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our sales formats or to obtain and use information that we regard as proprietary, such as the technology used to operate our Web site, our content and our trademarks.

   In February 1999, we filed an application for a U.S. trademark registration for "drugstore.com." We have also applied for U.S. trademark registrations for the drugstore.com logo, "the boutique," "What Every Body Needs," "Where Every Body Shops," "What Your Body Needs" and "HEALTH . BEAUTY . WELLNESS." We may be unable to secure these registrations. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term drugstore.com or our other trademark applications. Any claims or customer confusion related to our trademarks, or our failure to obtain any trademark registration, would negatively affect our business.

   Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, we may in the future sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

   Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all.

   We May Not Be Able to Protect Our Domain Names In All Countries or Against All Infringers, Which Could Decrease the Value of Our Brand Name and Proprietary Rights

   We currently hold the Internet domain name "drugstore.com," as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "drugstore.com" domain name in all of the countries in which we conduct business.

   The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our brand name, trademarks and other proprietary rights.

   We May Face Liability for Content on Our Web Site

   Because we post product information and other content on our Web site, we face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that we post. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business.


   Our Operations May Be Disrupted If We or Our Vendors Experience Systems Failure or Data Corruption From the Year 2000 Issue

   Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant would have material adverse consequences for us. Such consequences would include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business. We are currently assessing the year 2000 readiness of the software, computer technology and other services that we use which may not be year 2000 compliant. At this time, we have not yet developed a contingency plan to address situations that may result if our vendors or we are unable to achieve year 2000 compliance. The cost of developing and implementing such a plan, if necessary, could be significant. We also understand that at least one of our distributors, RxAmerica, has not yet completed its assessment of the year 2000 readiness of its software, computer technology and other services or finalized any contingency plan to address year 2000 problems that may arise.

   We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our products and services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000" for a further description of the issues we face with regard to the year 2000.

   Our Officers, Directors and Certain Existing Stockholders Control the Majority of Our Common Stock, Which Could Discourage an Acquisition of Us or Make Removal of Incumbent Management More Difficult

   Executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 58.6% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, after this offering, Amazon.com will beneficially own approximately 27.4% and Rite Aid will beneficially own 21.8% of our outstanding common stock. Therefore, Amazon.com and Rite Aid will each be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Amazon.com's and Rite Aid's substantial equity stakes in drugstore.com could also make us a much less attractive acquisition candidate to potential acquirors, because either Amazon.com or Rite Aid alone could have sufficient votes to prevent the tax-free treatment of an acquisition. See "Principal Stockholders" for a description of Amazon.com's and Rite Aid's stock ownership relative to other stockholders.

   Our Net Sales Would Be Harmed if We Experience Significant Credit Card
   Fraud

   A failure to adequately control fraudulent credit card transactions would harm our net sales and results of operations because we do not carry insurance against this risk. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

   Certain Antitakeover Provisions and Significant Equity Ownership by Amazon.com and Rite Aid Could Preclude an Acquisition

   Provisions of our certificate of incorporation, bylaws, Washington law and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Further, because Amazon.com and Rite Aid each own a significant percentage of our capital stock, a competitor of Amazon.com or Rite Aid as well as other potential acquirors could determine not to merge with or acquire us. In addition, if we were acquired by an Amazon.com competitor and Amazon.com did not vote in favor of the transaction, we would lose our rights to promotional placements on Amazon.com's website, and to use Amazon.com's technology (if we are then using any). The potential loss of these rights could inhibit offers to acquire us.

Risks Related to Internet Commerce

   We Depend on Continued Use of the Internet and Growth of the Online Drugstore Market

   Our future revenues and profits, if any, substantially depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce.

   In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.

   Further, the online market for drugstore products is in its infancy. The market is significantly less developed than the online market for books, auctions, music, software and numerous other consumer products. Even if use of the Internet and electronic commerce continues to increase, the rate of growth, if any, of the online drugstore market could be significantly less than the online market for other products. Our rate of revenue growth could therefore be significantly less than other online merchants.

   Our Sales Could be Negatively Affected if We Are Required to Charge Taxes on Purchases

   We do not collect sales or other similar taxes in respect of goods sold by drugstore.com, except from purchasers located in Washington and Texas. However, one or more states or the federal government may seek to impose sales tax collection obligations on out-of-state companies (such as drugstore.com) which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, one or more states could begin to impose sales taxes on sales of prescription products (which are not generally taxed at this time); if so, customers who order prescriptions at our Web site and pick them up at a local Rite Aid store would be required to pay state sales tax. A successful assertion by one or more states or the federal government that we should collect further sales or other taxes on the sales of products through drugstore.com could negatively affect our revenues and business.

   If We Do Not Respond to Rapid Technological Changes, Our Services Could Become Obsolete and Our Business Would Be Seriously Harmed

   As the Internet and online commerce industry evolve, we must license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our Web store, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to do so, it could adversely impact our ability to build the drugstore.com brand and attract and retain customers.

   Governmental Regulation of the Internet and Data Transmission Over the Internet Could Affect Our Business

   Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. In particular, many government agencies and consumers are focused on the privacy and security of medical and pharmaceutical records. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing privacy, libel and taxation apply to Internet stores such as ours. The rapid growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online and in particular companies that fill prescriptions maintain medical or pharmaceutical records. The adoption or modification of laws or regulations relating to the Internet business could adversely affect our ability to attract and serve customers.

Risks Related to this Offering

   Our Stock Price Will Fluctuate After This Offering, Which Could Result in Substantial Losses for Investors

   Although the initial public offering price will be determined based on several factors, the market price for our common stock will vary from the initial offering price after this offering. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

  .  Quarterly variations in operating results;

  .  Changes in financial estimates by securities analysts;

  . Announcements by us or our competitors, of new products, significant contracts, acquisitions or strategic relationships;

  . Publicity about our company, our products and services, our competitors, or e-commerce in general;

  .  Additions or departures of key personnel;

  .  Any future sales of our common stock or other securities; and

  . Stock market price and volume fluctuations of publicly-traded companies in general and Internet-related companies in particular.

   The trading prices of Internet-related companies and e-commerce companies in particular have been especially volatile and many are at or near historical highs. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business and operating results.

   Future Sales of Shares by Existing Stockholders Could Affect Our Stock
Price

   If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall, potentially resulting in substantial losses to investors. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of July 16, 1999, upon completion of this offering, we will have outstanding 42,791,000 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Other than the shares of common stock sold in this offering, no shares will be eligible for sale in the public market immediately. Holders of 37,791,000 shares will be subject to agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After these agreements expire, an additional 17,769,268 shares will be eligible for sale in the public market assuming no exercise of options. See "Shares Eligible for Future Sale" for a further description regarding shares that will become eligible for sale at future dates after this offering.

   New Stockholders Will Incur Substantial Dilution as a Result of This
   Offering

   The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate substantial dilution. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent such outstanding options are ultimately exercised, there will be further dilution to investors in this offering. See "Dilution" for a more detailed description of how new stockholders will incur dilution.

Special Note Regarding Forward-Looking Statements

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                         SALE OF SHARES TO AMAZON.COM

   Concurrently with the closing of this offering, we are selling in a separate private placement transaction a number of shares of our common stock equal to $10 million divided by the initial public offering price to Amazon.com at a price per share equal to the initial public offering price. Such offering is made in connection with a letter agreement we entered into with Amazon.com. As of July 16, 1999, Amazon.com owned 10,733,523 shares of our capital stock. Jeffrey P. Bezos, chairman of the board and chief executive officer of Amazon.com, is a director of drugstore.com. See "Business-- Relationship with Amazon.com," "Management," "Certain Relationships and Related Transactions" and "Principal Stockholders" for further discussion of our relationship with Amazon.com.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the shares of common stock we are offering hereby are estimated to be $45.5 million, assuming an initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $52.4 million.

   The principal purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to the public capital markets, and to increase our visibility in the retail marketplace. We expect to use approximately $30 million of the net proceeds of this offering for capital expenditures associated with technology and system upgrades and the establishment of our distribution operations. We have no specific plans for the remaining proceeds. The remainder of the net proceeds will be used for general corporate purposes and working capital. This allocation is only an estimate and we may adjust it as necessary to address our operational needs in the future. We may also use a portion of the net proceeds to acquire complementary technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of July 4, 1999 on an actual, pro forma and pro forma as adjusted basis:

  . The "actual" column reflects our capitalization as of July 4, 1999, without any adjustments to reflect subsequent events or anticipated events;

  . The "pro forma" column reflects the issuance of 12,282,599 shares of Series E preferred stock issued in July 1999 in exchange for $10 million in cash and other consideration, including exclusive advertising commitments and other obligations valued at $233.9 million based on the estimated fair value of $19.86 per share; and

  . The "pro forma as adjusted" column reflects our capitalization as of July 4, 1999 with adjustments to give effect to (1) the conversion of all shares of outstanding preferred stock into 34,468,000 shares of common stock upon the closing of this offering; (2) the receipt of the estimated proceeds from the sale of our common stock offered hereby (after deducting the estimated offering expenses and underwriting discounts and commissions), including the sale of shares of our common stock to Amazon.com; and (3) the change in the par value and the authorized number of shares and upon the completion of this offering.

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

                                                      At July 4, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              --------  ----------- -----------
                                                        (unaudited) (unaudited)
                                                       (in thousands)
Capital lease obligations, less current
 portion..................................... $  1,099   $  1,099    $  1,099
Stockholders' equity:
 Convertible preferred stock, $.001 par value
  actual and pro forma, $.0001 pro forma as
  adjusted; authorized 60,000,000 shares
  actual and pro forma and 10,000,000 shares
  pro forma as adjusted
 Series A--issued and outstanding: 10,000,000
  shares actual and pro forma and none pro
  forma as adjusted..........................    7,986      7,986         --
 Series B--issued and outstanding: 5,446,268
  shares actual and pro forma and none pro
  forma as adjusted..........................   18,237     18,237         --
 Series C--issued and outstanding: 4,472,844
  shares actual and pro forma and none pro
  forma as adjusted..........................   34,981     34,981         --
 Series D--issued and outstanding: 2,266,289
  shares actual and pro forma and none pro
  forma as adjusted..........................   44,982     44,982         --
 Series E--issued and outstanding: none
  actual, 12,282,599 shares pro forma and
  none pro forma as adjusted.................      --     243,932         --
 Common stock, $.001 par value actual and pro
  forma, $.0001 pro forma as adjusted;
  authorized 250,000,000 actual, pro forma
  and pro forma as adjusted; issued and
  outstanding 2,323,000 shares actual and pro
  forma and 42,791,000 pro forma as adjusted
  (1)........................................        2          2           4
 Additional paid-in capital..................   15,745     15,745     421,311
 Deferred stock-based compensation...........  (10,989)   (10,989)    (10,989)
 Accumulated deficit.........................  (38,380)   (38,380)    (38,380)
                                              --------   --------    --------
    Total stockholders' equity...............   72,564    316,496     371,946
                                              --------   --------    --------
      Total capitalization................... $ 73,663   $317,595    $373,045
                                              ========   ========    ========

--------

(1) Excludes (a) 11,492,000 shares of common stock reserved for issuance under drugstore.com's stock option and stock purchase plans, of which 3,606,859 shares were subject to outstanding options as of July 16, 1999 at a weighted average exercise price of $2.92 per share, (b) 10,000 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $7.83 per share, (c) 750,000 shares issuable to the underwriters at their option to cover over-allotments of shares and (d) the anticipated issuance of 200,000 shares common stock to a charitable foundation that we intend to establish. See "Management--Incentive Stock Plans," "Description of Capital Stock" and Note 5 and 7 of Notes to Consolidated Financial Statements.

                                   DILUTION

   The pro forma net tangible book value of drugstore.com as of July 4, 1999 was $72.3 million or approximately $2.95 per share. Pro forma net tangible book value per share represents the amount of drugstore.com's total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all shares of outstanding preferred stock into 22,185,401 shares of common stock upon the closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to (1) the sale of the shares of common stock offered by us hereby at an assumed initial public offering price of $10.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, (2) the issuance of 12,282,599 shares of Series E preferred stock issued in July 1999 in exchange for $10 million in cash and other consideration, including exclusive advertising commitments and other obligations valued at $233.9 million based on the estimated fair value of $19.86 per share and (3) the sale of $10,000,000 of shares of common stock to Amazon.com at an assumed initial public offering price of $10.00 per share, the net tangible book value of drugstore.com at July 4, 1999 would have been $371.7 million or approximately $8.69 per share. This represents an immediate increase in net tangible book value of $5.74 per share to existing stockholders as of July 4, 1999 and an immediate dilution of $1.31 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share..................        $10.00
  Pro forma net tangible book value per share as of July 4,
   1999..........................................................  $2.95
  Increase per share attributable to Series E preferred
   stockholders..................................................   5.65
  Increase per share attributable to Amazon.com..................    .04
  Increase per share attributable to new investors(1)............    .05
                                                                   -----
Net tangible book value per share after the offering and the sale
 of shares to Amazon.com(1)......................................          8.69
                                                                         ------
Dilution per share to new investors(1)...........................        $ 1.31
                                                                         ======

--------

(1) This table excludes (a) 11,492,000 shares of common stock reserved for issuance under drugstore.com's stock option and stock purchase plans, of which 3,606,859 shares were subject to outstanding options as of July 16, 1999 at a weighted average exercise price of $2.92 per share, (b) 10,000 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $7.83 per share, (c) 750,000 shares issuable to underwriters at their option to cover over-allotment of shares and (d) excludes the anticipated issuance of 200,000 shares of common stock to a charitable foundation that we intend to establish. See "Capitalization," "Management--Incentive Stock Plans," "Description of Capital Stock" and
    Note 5 and 7 of Notes to Consolidated Financial Statements.

   The following table sets forth, as of July 4, 1999, the differences between the number of shares of common stock purchased from drugstore.com, the total consideration paid and the average price per share paid by existing holders of common and preferred stock, by Amazon.com and by the new investors, before deducting the underwriting discount and estimated offering expenses payable by drugstore.com, at the assumed initial public offering price of $10.00 per share.

                           Shares Purchased      Total Consideration    Average
                         --------------------- -----------------------   Price
                           Number   Percentage    Amount    Percentage Per Share
                         ---------- ---------- ------------ ---------- ---------
Existing stockhold-
 ers(1)................. 24,508,401    57.3%   $106,359,000    25.9%    $  4.34
Series E stockholders... 12,282,599    28.7     243,932,000    59.5       19.86
Amazon.com..............  1,000,000     2.3      10,000,000     2.4       10.00
New investors(1)........  5,000,000    11.7      50,000,000    12.2       10.00
                         ----------   -----    ------------   -----
  Total................. 42,791,000   100.0%   $410,291,000   100.0%
                         ==========   =====    ============   =====

--------
(1) The number of shares held by new public investors will be 5,000,000 or approximately 11.7% (5,750,000 shares, or approximately 13.2%, if the underwriters' over-allotment option is exercised in full) of the total number of shares of common stock outstanding after this offering. See "Principal Stockholders."

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of drugstore.com and the Notes thereto included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the period from April 2, 1998 (inception) to December 31, 1998 and the selected consolidated balance sheet data as of December 31, 1998 have been derived from the audited financial statements of drugstore.com included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, Independent Auditors. The unaudited financial data as of July 4, 1999 and for the periods ended June 30, 1998 and July 4, 1999 are derived from unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results of operations for this period. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                      Period from     Period from   Six Months
                                     April 2, 1998   April 2, 1998     Ended
                                    (Inception) to   (Inception) to   July 4,
                                   December 31, 1998 June 30, 1998     1999
                                   ----------------- -------------- -----------
                                                      (unaudited)   (unaudited)
                                           (in thousands, except share
                                               and per share data)
Consolidated Statement of
 Operations Data:
Net sales.........................     $     --        $     --     $    4,202
Cost of sales.....................           --              --          5,551
                                       ---------       ---------    ----------
  Gross profit (loss).............           --              --         (1,349)
Operating expenses:
  Marketing and sales.............         3,092             --         16,517
  Product development.............         2,178             104         5,942
  General and administrative......         1,894              79         3,955
  Amortization of stock-based
   compensation...................         1,037             166         3,583
                                       ---------       ---------    ----------
    Total operating expenses......         8,201             349        29,997
                                       ---------       ---------    ----------
Operating loss....................        (8,201)           (349)      (31,346)
Other income (expense):
  Interest income.................           177             --          1,033
  Interest expense................            (3)            --            (40)
                                       ---------       ---------    ----------
Net loss..........................     $  (8,027)      $    (349)   $  (30,353)
                                       =========       =========    ==========
Basic and diluted net loss per
 share............................     $  (14.70)      $   (6.95)   $   (30.26)
                                       =========       =========    ==========
Pro forma basic and diluted net
 loss per share(1)................     $    (.98)      $    (.71)   $    (1.46)
                                       =========       =========    ==========
Weighted average shares
 outstanding used to compute
 basic and diluted net loss per
 share............................       546,149          50,211     1,003,152
                                       =========       =========    ==========
Weighted average shares
 outstanding used to compute
 pro forma basic and diluted net
 loss per share(1)................     8,167,570         494,031    20,796,875
                                       =========       =========    ==========
                                                      December 31,    July 4,
                                                          1998         1999
                                                     -------------- -----------
                                                           (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents...........................   $  14,408    $   68,087
Working capital.....................................      17,050        60,734
Total assets........................................      22,517        84,736
Capital lease obligations, less current portion.....         975         1,099
Total stockholders' equity..........................      19,347        72,564

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of weighted average shares used to compute pro forma net loss per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Consolidated Financial Statements and the related Notes contained elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus.

Overview

   drugstore.com is a leading online drugstore: a retail store and information site for health, beauty, wellness, personal care and pharmacy products and information. We offer a larger selection of products than typical store-based retailers at competitive prices, along with a wealth of health-related information, buying guides and other tools designed to help consumers make more educated purchasing decisions.

   We were incorporated in April 1998 and commercially launched our Web site on February 24, 1999. From the period from inception through the commercial launch of our site, our primary activities consisted of:

  .  Developing our business model;

  .  Raising funds and developing strategic alliances;

  .  Designing and developing our Web site;

  .  Recruiting and training employees;

  . Selecting our fulfillment partners and integrating their systems and processes with ours;

  .  Negotiating advertising contracts with several of the major Web portals;
     and

  .  Developing the drugstore.com brand.

   Since the commercial launch of our site, we have continued these operating activities and have also focused on building sales momentum, expanding our product offerings, building vendor relationships, promoting our brand name, improving the efficiency of our order fulfillment processes and establishing customer service operations.

   All customer orders are processed through our Web store and either billed to the customer's credit card or, in the case of prescriptions covered by insurance, billed to third parties. With respect to sales attributable to third party payors, sales of pharmaceutical products are recorded at the net amount to be received from third parties. Generally, we collect cash from credit card sales in two to five days from the date ordered. To date, amounts billed to third parties have been insignificant; however, we expect such third-party billings, as a percent of total prescription billings, to increase over time if we are able to obtain additional contracts with PBMs. We recently entered into an agreement with PCS, a leading PBM as measured by the number of claimed covered lives.

   We routinely offer promotional discounts and coupons to customers. In addition, if a customer is not satisfied with a particular product or service we provide, we generally refund all or a portion of the sale.

   Currently, we purchase all of our pharmaceutical products from RxAmerica and a substantial majority of our nonpharmaceutical products from Walsh. For the six months ended July 4, 1999, 78% of the nonpharmaceutical cost of sales represented products purchased from Walsh. Products are purchased from RxAmerica and Walsh after the customer submits an order. We maintain an inventory of nonpharmaceutical products that are not available from Walsh. In the future, we intend to establish our own distribution center for pharmaceutical and nonpharmaceutical products that will require us to increase our inventory levels substantially.

   We have incurred net losses of $38.4 million from inception to July 4, 1999. We believe that we will continue to incur net losses for at least the next four years (and possibly longer) and that the rate at which we will incur such losses will increase significantly from current levels.

   We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses, and difficulties encountered by companies in their early stage of development, particularly companies in new and rapidly-evolving markets, such as e-commerce. See "Risk Factors" for a more complete description of the many risks we face.

   In view of our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as an indication of future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

   Net Sales. Net sales consist of product sales and charges to customers for outbound shipping and handling and are net of allowances for product returns, promotional discounts and coupons. Net sales of pharmaceutical products are recorded at the net amount to be received from customers and third parties. We recognize product and shipping revenues when the related product is shipped. In the future, the level of our sales will depend on a number of factors including, but not limited to, the following:

  .  The number of customers we are able to obtain;

  .  The frequency of our customers' purchases;

  .  The quantity and mix of products our customers purchase;

  .  The price we charge for our products;

  .  The amount we charge for shipping;

  .  The extent of sales promotions and discounts we offer;

  .  The extent of reimbursement available from third-party payors;

  .  The level of customer returns we experience; and

  .  The seasonality that we may experience in our business.

   Cost of Sales and Gross Margins. Cost of sales consists primarily of the costs of products sold to customers and outbound and inbound shipping costs. We expect cost of sales to increase in absolute dollars to the extent that our sales volume increases. We may in the future expand or increase the coupons and discounts we offer to our customers and may otherwise alter our pricing structures and policies. Such changes may negatively affect gross margins. Our gross margin will fluctuate based on a number of factors, including, but not limited to, the following:

  . The cost of our products, including the extent of purchase volume discounts that we are able to obtain from suppliers;

  .  Our pricing strategy relative to the cost of our products;

  .  The mix of products our customers purchase;

  . The mix of cash payments vs. insurance reimbursement for our pharmacy products;

  .  Our shipping pricing strategy relative to the cost of shipping;

  . Our distribution and fulfillment strategy if we decide to open our own distribution centers; and

  . The extent to which we are able to control product damage, shrinkage and expiration though inventory management practices.

   Marketing and Sales Expenses. Marketing and sales expenses consist primarily of advertising and promotional expenditures, distribution expenses, including order processing and fulfillment charges, equipment and supplies, and payroll and related expenses for personnel engaged in marketing, merchandising, customer service and distribution and fulfillment activities. We intend to continue to pursue an aggressive branding and marketing campaign and, therefore, expect marketing and sales expenses to increase significantly in absolute dollars. Marketing and sales expenses may also vary considerably from quarter to quarter, depending on the timing of our advertising campaigns. To the extent that our sales volume increases in future periods, we expect marketing and sales expenses to increase in absolute dollars as we expand our distribution and fulfillment activities. This includes the costs of staffing and developing a distribution center we intend to establish to accommodate such increases in sales volume.

   Product Development Expenses. Product development expenses consist primarily of payroll and related expenses for Web site development and information technology personnel, Internet access and hosting charges and Web site content and design expenses.

   Over the next several months, we plan to continue to work on a significant number of development projects that will result in increased product development expenses. Such projects include, but are not limited to:

  . Enhancing and developing our systems as necessary to operate an independent distribution center;

  . Enhancing and developing our systems as necessary to provide for in-store prescription pickup at Rite Aid stores;

  . Enhancing our Web site to display additional product offerings, including GNC products; and

  .  Other Web site product and content enhancements.

   We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, we expect product development expenses to increase significantly in absolute dollars.

   General and Administrative Expenses. General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, corporate facility expenses, professional services expenses, travel and other general corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we expand our staff and incur additional costs related to the anticipated growth of our business and being a public company. In addition, prior to the consummation of this offering, we will donate approximately 200,000 shares of our common stock to a foundation established by us. Upon such donation, we will recognize general and administrative expense in an amount equal to the fair value of the donated common stock.

   Amortization of Stock-based Compensation. We recorded total deferred stock-based compensation of $4,966,000 for the period from April 2, 1998 (inception) to December 31, 1998 and $10,643,000 for the six months ended July 4, 1999 in connection with stock options granted and restricted stock issued during such periods. The deferred stock-based compensation amounts represent the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of such grants. In the case of restricted stock, the deferred stock-based compensation represents the difference between the purchase price of the restricted stock and the deemed fair value of our common stock on the date of purchase. Such amounts are amortized to expense over the vesting periods of the applicable agreements, resulting in amortization of stock-based compensation totaling $1,037,000 for the period from April 2, 1998 (inception) to December 31, 1998 and $3,583,000 for the six months ended July 4, 1999. The amortization expense relates to options awarded to employees in all operating expense categories. Deferred stock-based compensation for stock options and restricted stock issued through July 4, 1999 that will be subsequently recognized as expense for each of the next six fiscal years is estimated to be as follows:

               Fiscal Year                                          Amount
               ------------                                     --------------
                                                                (in thousands)
                   1999                                             $3,489
                   2000                                              4,067
                   2001                                              2,167
                   2002                                              1,016
                   2003                                                213
                   2004                                                 37

   Interest Income and Expense. Interest income consists of earnings on our cash and cash equivalents and interest expense consists of interest associated with capital lease obligations.

   Income Taxes. There was no provision or benefit for income taxes for any period since inception due to our operating losses. As of December 31, 1998, we had $6,737,000 of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2018. In 1999, due to the issuance and sale of Series D and Series E preferred stock, we incurred ownership changes pursuant to applicable regulations in effect under the Internal Revenue Code of 1986, as amended. Our initial public offering will not cause an additional ownership change. Therefore, our use of losses incurred through the date of these ownership changes will be limited during the carryforward period. We estimate that the use of the approximately $6.7 million of net operating losses incurred through December 31, 1998 as well as losses incurred subsequent thereto until the date of ownership change, would be limited to approximately $4.1 million per year in order to offset future taxable income. To the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of such net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period. See Note 4 of Notes to Consolidated Financial Statements.

   Rite Aid and GNC Transaction.

   In July 1999, we consummated an agreement with Rite Aid and GNC to issue 12,282,599 shares of Series E preferred stock in exchange for an aggregate of $10 million in cash and other consideration, including access to insurance coverage, advertising commitments, exclusivity agreements, a technology licensing agreement and other obligations with an estimated fair value of $233.9 million. Based on our initial internal analysis, the $233.9 million non-cash portion of the consideration from the Rite Aid and GNC agreements has been preliminarily allocated to the following components (in millions):

       Access to insurance coverage...................................... $188.4
       Advertising commitments...........................................   26.5
       Rite Aid exclusivity agreement....................................    8.0
       GNC exclusivity agreement.........................................    6.0
       Rite Aid technology license.......................................    5.0
                                                                          ------
                                                                          $233.9
                                                                          ======

All of the items above are to be amortized on a straight-line basis over their contractual life of 10 years, except for the GNC exclusivity agreement which will be amortized over 3 years. We are in the process of obtaining an independent valuation from a valuation expert in order to make our final allocation of value among the various components of the agreements. Such valuation is expected to be completed before the end of the third quarter of 1999 and may result in material changes to the preliminary allocation.

Quarterly Results of Operations

   Because we were a development stage company during 1998 and have a short operating history, we believe that period-to-period comparisons prior to 1999 are less meaningful than an analysis of recent quarterly operating results. Accordingly, we are providing a discussion and analysis of our results of operations that is focused on the five quarters ended July 4, 1999.

   The following table sets forth unaudited quarterly statement of operations data for the five quarters ended July 4, 1999. This unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                Quarter Ended
                                -----------------------------------------------
                                June 30, Sept. 30, Dec. 31,  Apr. 4,   July 4,
                                  1998     1998      1998      1999      1999
                                -------- --------- --------  --------  --------
                                               (in thousands)
Net sales......................  $  --    $    --  $    --   $    652  $  3,550
Cost of sales..................     --         --       --        672     4,879
                                 -----    -------  -------   --------  --------
  Gross profit (loss)..........     --         --       --        (20)   (1,329)
Operating expenses:
  Marketing and sales..........     --        313    2,779      5,189    11,328
  Product development..........    104        522    1,552      2,713     3,229
  General and administrative...     79        521    1,294      1,731     2,224
  Amortization of stock-based
   compensation................    166        350      521      1,257     2,326
                                 -----    -------  -------   --------  --------
    Total operating expenses...    349      1,706    6,146     10,890    19,107
                                 -----    -------  -------   --------  --------
Operating loss.................   (349)    (1,706)  (6,146)   (10,910)  (20,436)
Other income (expense):
  Interest income..............     --         36      141        332       701
  Interest expense.............     --         --       (3)       (14)     (26)
                                 -----    -------  -------   --------  --------
Net loss.......................  $(349)   $(1,670) $(6,008)  $(10,592) $(19,761)
                                 =====    =======  =======   ========  ========

   Net Sales and Cost of Sales. We commercially launched our Web site on February 24, 1999. There were no net sales or cost of sales prior to the quarter ended April 4, 1999. The negative gross margins experienced in the quarters ended April 4, 1999 and July 4, 1999 were primarily the result of promotional sales discounts associated with the commercial launch of the Web site. We expect to continue to offer various types of promotional discounts for the foreseeable future as a strategy to attract new customers. Accordingly, we may continue to experience negative margins in future periods.

   Marketing and Sales. Marketing and sales expenses increased in each of the four quarters ended July 4, 1999, primarily due to expenses associated with the addition of marketing and sales personnel. Additionally, we recognized $1.0 million and $2.3 million of marketing expenses related to advertising costs under our technology license and marketing agreement with Amazon.com in the quarters ended April 4, 1999 and July 4, 1999, respectively. We also increased our advertising on the major Web portals, including AOL, Excite and Yahoo!, in the quarters ended April 4, 1999 and July 4, 1999 in connection with the commercial launch of our Web site. In the quarter ended July 4, 1999 we commenced a television, radio and billboard advertising campaign as part of our strategy to develop our brand. We expect to continue to pursue an aggressive branding and marketing campaign for the foreseeable future and expect such expenditures to increase accordingly.

   Product Development. Product development expenses increased in each of the four quarters ended July 4, 1999, primarily due to increased expenses associated with the addition of product development personnel and additional use of consultants and contract labor.

   General and Administrative. General and administrative expenses increased in each of the four quarters ended July 4, 1999 primarily due to increased expenses associated with the addition of general and administrative personnel, additional professional fees and the cost of corporate facilities.

   Amortization of Stock-based Compensation. Amortization of stock-based compensation increased in each of the four quarters ended July 4, 1999, primarily due to the grant of stock options to new employees in the four quarters ended July 4, 1999 as well as an increase in the difference between the grant price and the deemed fair value of our common stock, particularly in the quarters ended April 4, 1999 and July 4, 1999. In the period from

April 2, 1998 (inception) to December 31, 1998, employees in the marketing and sales, product development and general and administrative expense categories accounted for approximately 18%, 20% and 62% of amortization of stock-based compensation, respectively. In the six months ended July 4, 1999, employees in the marketing and sales, product development and general and administrative expense categories accounted for approximately 40%, 33% and 27% of amortization of stock-based compensation, respectively.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through private sales of preferred stock which, through July 4, 1999, yielded net cash proceeds of $97.2 million.

   Net cash used in operating activities was $18.5 million for the six months ended July 4, 1999, and $6.3 million in the period from April 2, 1998 (inception) to December 31, 1998. Net cash used in operating activities for each of these periods primarily consisted of net losses and during the six months ended July 4, 1999, increases in inventories.

   Net cash used in investing activities was $3.2 million for the six months ended July 4, 1999, and $1.5 million in the period from April 2, 1998 (inception) to December 31, 1998. Net cash used in investing activities for each of these periods primarily consisted of leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.

   Net cash provided by financing activities was $75.3 million for the six months ended July 4, 1999, and $22.3 million in the period from April 2, 1998 (inception) to December 31, 1998. Net cash provided by financing activities during each of those periods primarily consisted of cash proceeds from the following issuances of preferred stock:

    . In June and August 1998, we issued 10,000,000 shares of Series A preferred stock in exchange for an aggregate of $4 million in cash and additional non-cash consideration.

    . In October, November and December 1998, we issued 5,446,268 shares of Series B preferred stock in exchange for an aggregate purchase price of $18.2 million.

    . In January 1999, we issued 1,457,891 shares of Series C preferred stock in exchange for an aggregate purchase price of $11.4 million. In January 1999, we also issued two convertible promissory notes convertible into an aggregate of 3,014,953 shares of Series C preferred stock in exchange for an aggregate purchase price of $23.6 million. These notes were converted into 3,014,953 shares of Series C preferred stock in March 1999.

    . In May 1999, we issued a convertible promissory note convertible into 2,266,289 shares of Series D preferred stock in exchange for $40 million in cash and additional non-cash consideration. The note was converted into 2,266,289 shares of Series D preferred stock in June 1999.

    . In July 1999, we issued 12,282,599 shares of Series E preferred stock in exchange for an aggregate of $10 million in cash and additional non-cash consideration.

   As of July 4, 1999 we had $68.1 million of cash and cash equivalents. As of that date, our principal commitments consisted of obligations outstanding under operating leases and marketing agreements with certain Web portals, including Yahoo!, America Online and Excite, aggregating approximately $22.1 million through 2005. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. In the first half of 2000, we intend to begin operating our own distribution center to ensure greater control over the distribution process and to ensure adequate supplies of products to our customers.

The distribution center is now in the planning stages and will require significant capital investments in facilities and equipment. For the remainder of 1999, we also expect to devote substantial expenditures toward technology and systems upgrades to support the new distribution center and our ability to provide in-store prescription pick up at Rite Aid stores. We expect to use approximately $30 million of the net proceeds from this offering toward these technology and systems upgrades and toward the new distribution center.

   We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds prior to the expiration of such period if, for example, we pursue business or technology acquisitions or experience operating losses that exceed our current expectations. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on acceptable terms when required, or at all.

Year 2000

   Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and a third party that hosts our servers. We are also dependent on telecommunications vendors to maintain our network and the United States Postal Service and other third-party carriers to deliver products to customers.

   We are in the process of reviewing the year 2000 compliance of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. We expect to complete these tests during the summer of 1999. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and distribution functions, as well as monitoring and back-up capabilities. Based upon our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.

   We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services, which include software for use in our accounting, database and security systems. As part of the assessment of the year 2000 compliance of these systems, we have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We have expensed amounts incurred in connection with year 2000 assessment since our inception through April 4, 1999. Such amounts have not been material. We expect this assessment process to be completed during the summer of 1999. Based upon the results of this assessment, we will develop and implement, if necessary, a corrective action plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. We expect to complete any required actions during the summer of 1999. At this time, the expenses associated with this assessment and potential corrective action plan that may be incurred in the future cannot be determined. The failure of our software and computer systems or those of our third-party suppliers to be year 2000 compliant could have a material adverse effect on us.

   The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For example, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet are reviewing and attempting to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our products and services.

   We rely to a large extent on rapid distribution by third parties. We currently purchase all of our pharmaceutical products from one vendor, RxAmerica, and Walsh Distribution accounted for 78% of our nonpharmaceutical costs of sales from launch of our Web store to July 4, 1999. We will also depend on Rite Aid and GNC pursuant to recent agreements whereby, among other things, certain of our systems will be integrated with Rite Aid's and we will be the exclusive online provider of GNC-branded products. The year 2000 readiness of these third parties has not been thoroughly assessed. We have inquired at a general level as to the year 2000 readiness of these third parties, and expect to complete a more comprehensive assessment by the end of our third fiscal quarter. However, we have not used any independent verification or validation processes to analyze these parties' year 2000 risk, cost estimates or readiness. The failure of these third parties to be year 2000 compliant could significantly disrupt our business.

   At this time, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance. Such contingency plan is currently expected to be developed in the fall of 1999 and will depend on a number of factors, including (1) the results of our Year 2000 review and assessment, (2) the extent of the corrective actions that have been implemented and (3) the status of our distribution facilities that we currently intend to establish. The cost of developing and implementing such a plan, if necessary, could be significant. Any failure of our material systems, our vendors' material systems, our customers' computers, or the Internet to be year 2000 compliant could have negative consequences for us. Such consequences could include difficulties in operating our Web site effectively, taking customer orders, making product deliveries or conducting other fundamental parts of our business.

                                   BUSINESS

Overview

   drugstore.com is a leading online drugstore: a retail store and information site for health, beauty, wellness, personal care and pharmacy products. As of July 4, 1999, we have sold our products to approximately 168,000 customers. We designed our store to provide a convenient, private and informative shopping experience that encourages consumers to purchase products essential to healthy, everyday living. Our Web site can be accessed 24 hours a day, seven days a week from anywhere that a consumer has Internet access. We offer a larger selection of products than typical store-based retailers, along with a wealth of health-related information, buying guides and other tools designed to help consumers make more educated purchasing decisions. Our shopping lists and e-mail reminders are designed to make it easier for our customers to regularly purchase their preferred products. We believe that our online store provides a customer with a superior shopping experience, making buying What Every Body Needs(TM) less of a chore.

Industry Background

   The Growth of the Internet and Electronic Commerce

   The Internet has become an important medium for communicating, finding information and purchasing products and services. International Data Corporation (IDC) estimates that there were approximately 51 million Web users in the United States at the end of 1998 and, although we cannot be certain of any future growth, IDC anticipates this number will grow to approximately 135 million users by the end of 2002. We believe this increased usage is due to a number of factors including:

  . The large installed base of personal computers in the workplace and home;

  . Advances in the performance and reductions in the cost of personal computers and modems;

  .  Improvements in the ease of use and security of the Internet;

  . The availability of a broader range of online products, information and services; and

  . Growing awareness among consumers and businesses of the benefits of online shopping.

   The Internet has unique and powerful characteristics that differentiate it from traditional distribution channels and have facilitated its use as a purchasing medium. IDC estimates that worldwide business-to-consumer sales over the Internet will increase from approximately $11 billion in 1998 to approximately $93 billion by 2002; however, we cannot be certain that such projection will be achieved. We believe consumers using the Internet to purchase goods expect a more information-intensive experience than when they shop at a traditional retail store. We believe the ability to obtain relevant, up-to-date information makes the consumer better prepared to make a purchase. Accessing the Internet from a computer in the home or office allows a consumer to easily scroll through and search articles, pages of product data and related topics. This allows consumers to research and then purchase products at their convenience.

   Healthcare Trends on the Internet

   Healthcare is one of the largest segments of the U.S. economy, representing an annual expenditure of roughly $1 trillion, and health and medical information is one of the fastest growing areas of interest on the Internet. According to a recent Forrester Research report, 31.6% of Internet users surveyed had shopped for healthcare products online in the previous six months. Cyber Dialogue estimates that the number of adults in the United States searching online for health and medical information will grow from approximately 17.1 million during the 12 month period ended July 1998 to approximately 30.0 million during the twelve month period ending July 2000; however, we cannot be certain that such projection will be achieved.

   The drugstore.com Market

   The market we address can be divided into five primary categories: health, beauty, wellness, personal care and pharmacy. Many products in this market are personal (being used on a person's skin or in a person's body) and essential, and often are purchased repeatedly. In this market, vendors frequently introduce new products, and consumers seek comprehensive product information. Consumers currently shop for these products primarily in chain drugstores (such as Walgreen's, CVS, Rite Aid and Eckerd), mass market retailers (such as Wal-Mart, Kmart and Target), supermarkets, warehouse clubs and independent drugstores. However, category-specific retailers and catalogs also serve each of these categories. Overall, distribution of products in our primary market categories is fragmented.

   Key aspects of the primary categories of the drugstore.com market are as follows:

   Health. The health category includes over-the-counter remedies (such as cough, cold, allergy and pain relief medications), first aid, medical devices for home healthcare, contraceptives and other products related to the body's health needs. Based on estimates from Information Resources, Inc. and Frost & Sullivan, we believe that sales of health products in the U.S. we currently offer grew from approximately $15.0 billion in 1996 to approximately $16.3 billion in 1998. We believe that the aging U.S. population, along with a greater portion of prescription drugs becoming available as over-the-counter medications, will contribute to growth in this market category. Consumers in the health category often seek significant amounts of product information to determine which products will meet their health needs. Consumers generally buy health products from chain drugstores, mass market retailers, supermarkets, and warehouse clubs as well as from locally-owned, independent drugstores and convenience stores. Representative brands carried in our health product category include Advil, Tylenol, Pepcid, Bausch & Lomb and Metamucil.

   Beauty. The beauty category includes cosmetics, fragrances and a variety of skin care products. Based on estimates from Information Resources, Inc. and Frost & Sullivan, we believe that sales of beauty products in the U.S. we currently offer grew from approximately $10.7 billion in 1996 to approximately $12.8 billion in 1998. Some of the factors driving consumer demand for beauty products include regular and seasonal new product introductions, as well as changing fashion trends. Consumers often seek advice regarding these trends or the functionality of new products. The beauty category can be broadly classified into two subcategories: mass market and prestige products. Consumers for mass market beauty products typically purchase such products in mass market retailers, drugstores and supermarkets. Consumers for prestige products generally shop in department stores (such as Nordstrom, Macys, May and Dillard's), beauty specialty stores (such as Aveda or Sally's), or spas and salons (such as Elizabeth Grady or Elizabeth Arden). Representative brands carried in our beauty product category include Revlon, L'Oreal, Cover Girl, Neutrogena and Peter Thomas Roth.

   Wellness. The wellness category includes vitamins, nutritional supplements, herbs, homeopathy, and other natural products. Based on estimates from various sources including Information Resources, Inc., Frost & Sullivan, Packaged Facts and Beyond Data, we believe that sales of wellness products in the U.S. we currently offer totaled approximately $9.0 billion in 1998 and is currently growing at an annual rate of over 17%. We believe that increasing consumer interest in nutritional and wellness products to improve physical and mental well-being has contributed to growth in this category. We believe supplemental product information is important to these consumers because they are interested in the intended physiological effects of these products. Consumers can obtain these products at chain drugstores, mass market retailers, supermarkets, warehouse clubs, and specialty stores as well as through catalogs or online vitamin and nutrition stores. Representative brands carried in our wellness product category include Centrum, One-A-Day, Nature Made, Twinlab, Natrol and Nature's Way. We will also soon be offering GNC wellness products.

   Personal Care. The personal care market category includes products related to hair, body and eye care, shaving, oral hygiene and feminine needs. Based on estimates from Information Resources, Inc. and Frost & Sullivan, we believe that sales of personal care products in the U.S. we currently offer grew from approximately $20.7 billion in 1996 to approximately $23.5 billion in 1998. New product introductions drive most of the growth in this category. The personal care category is comprised of a number of different product groups that consumers typically shop for at mass market retailers, chain drugstores, supermarkets, warehouse clubs and specialty stores. Representative brands carried in our personal care product category include Gillette, Colgate, Johnson & Johnson, Rogaine and Pampers.

   Pharmacy. Based on estimates from various sources including Information Resources, Inc., Frost & Sullivan, and the National Association of Chain Drug Stores we believe that the pharmacy category in the U.S. we address totaled approximately $103.0 billion in 1998 and is currently growing at an annual rate of approximately 14.8%. This category consists of prescription medication for chronic illnesses, such as high blood pressure, osteoporosis and depression, which represents approximately 73% of the U.S. prescription drug market according to Advanstar Communications. AC Nielsen and IMS Health estimate that out of the $101.7 billion of prescription sales, over 75%, or $76.4 billion are distributed through retail channels. The number of prescriptions written for chronic illnesses is expected to continue to grow due to an aging population and the increasing utilization of pharmaceuticals in medical management. The principal source of pharmaceuticals for chronic illnesses has been retail pharmacies. However, over the past ten years, mail order pharmacies have become an increasingly important source of pharmaceuticals for chronic illnesses. Forrester Research estimates that as of February 1999, 13% of HMO prescriptions will be filled by a mail-order pharmacy by the end of 1999.

   Limitations on Traditional Channels of Distribution

   Traditional channels of retail distribution for health, beauty, wellness, personal care and pharmacy products have many limitations, including:

   Inconvenience. Consumers often view shopping for many of these products as a chore. Shopping at a physical store can be highly inconvenient. It generally involves time-consuming activities such as making a trip to the store, finding a parking space, searching for the desired products, and waiting in line to fill a prescription or make a purchase. This process can be especially difficult for customers with disabilities or parents with young children. To increase convenience for consumers, traditional store-based retailers often need to open new stores, which is time-consuming and expensive. Each new store results in significant investments in inventory, real estate, building improvements and the hiring and training of store personnel. The required investment may limit the ability of traditional store-based retailers to serve geographic areas that are not densely populated. Also, an existing store may face substantial added costs if it attempts to build more parking spaces or hire more clerks in order to reduce parking and waiting inconveniences.

   Narrow Selection. Consumers value the opportunity to select items from a broad range of products that best fit their needs. However, consumers must often choose from a narrow product selection at traditional store-based retailers. Stores may not carry a full range of products, especially prestige, specialty or regional products, or carry a full assortment of sizes. Desired items may be out of stock. Overcoming these difficulties can be prohibitively expensive for traditional retail stores, usually due to shelf space limitations, the cost of carrying inventory and the resulting need to allocate inventory dollars to popular products. To the extent that mass market retailers allocate physical store space to items such as alcohol, lawn furniture, motor oil and snack foods, they may have to reduce the number of health, beauty, wellness and personal care products that they offer. Product selection in traditional store-based retailers cannot be tailored to individual needs because it is driven by aggregate demand.

   Limited Information and Communication. Consumers buying health, beauty, wellness, personal care and pharmacy products often seek information and knowledgeable advice to assist them in making purchasing decisions. Many traditional store-based retailers do not provide consumers with access to useful product information or readily-available on-site experts who can provide helpful advice. Employees at traditional store-based retailers, especially supermarkets and mass market retailers, may have limited if any interaction with their customers. Often there is no direct contact, except at the check-out line. Customers may also face difficulties following up with questions after a purchase. While traditional store-based retailers could take steps to increase the availability of customized information and on-site experts, such steps would involve substantial investments

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in printing and training. In addition, it is difficult for a traditional retail store to use information about a particular consumer to personalize that consumer's shopping experience.

   Lack of Privacy. Because many health, beauty, wellness, personal care and pharmacy products are inherently personal, consumers often desire ways to preserve the anonymity of their purchases and the confidentiality of the information transferred in the buying process. Many consumers may feel uncomfortable purchasing certain drugstore products, such as birth control devices, feminine care products, and incontinence products, in a traditional retail store. Many consumers have encountered the unpleasant experience of placing such a product on a checkout stand's conveyor belt in front of store clerks and other waiting customers. Consumers may hesitate to ask store personnel questions about which product best meets a need, or how to use a product, especially if either the question or the answer is embarrassing or may be overheard by others. Overcoming this limitation is very difficult for traditional retail stores because the consumer must visit a physical store frequented by other customers and must interact in person with store employees.

   The markets for health, beauty, wellness, personal care and pharmacy products have grown despite the lack of convenience, selection, information and privacy associated with a trip to a traditional store-based retailer. Consequently, we believe there is a significant market opportunity for an online store that can offer consumers an enhanced shopping experience through convenient and private access to detailed information about a broad range of products, and an easy way to buy them.

The drugstore.com Solution

   We are a leading online drugstore: a retail store and information site for health, beauty, wellness, personal care and pharmacy products. We designed our store to provide a convenient, private and informative shopping experience that encourages consumers to purchase products essential to healthy, everyday living. We believe our online store provides customers with a superior shopping experience, making buying What Every Body NeedsTM less of a chore.

   We draw and retain consumers by emphasizing key attributes of our store:

   Convenience. Our user-friendly Web store may be reached from wherever the shopper has Internet access, such as the shopper's home or office. Further convenience advantages at our store include:

  .  Shopping 24 hours a day, seven days a week;

  . Direct delivery to the shopper's home or office, avoiding the need for a trip to a physical store;

  . A personal shopping list for every customer, allowing for quick and easy reordering in future visits;

  . Simplified searching for products and information using advanced search technology;

  . Confidential access by a customer to his or her individual medication profiles at any time; and

  .  Ability to purchase and send products easily to others.

   In addition, we expect to offer Rite Aid customers the ability to order refills of their existing Rite Aid prescriptions on our Web site and pick them up at a local Rite Aid store.

   Selection. Because we do not have inventory or shelf-space limitations, we believe we offer a significantly greater number of products than are available in a traditional chain drugstore. Not only do we offer traditional chain drugstore items (prescription drugs, over-the-counter medications and personal care), we offer a broad selection of health, beauty and wellness products. Many traditional chain drugstores do not carry a wide range of these products. We believe that we offer one of the largest selections of drugstore products available on the Internet, offering over 17,000 SKU's (excluding pharmacy items). We are also the only online retailer that may offer GNC wellness products, which we expect to begin offering this year.

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   Information. Because the Web has become an increasingly important tool for researching healthcare topics, we believe that providing useful information is a critical aspect of enabling consumers to make informed purchasing decisions. We have assembled a broad array of information on our Web site that can enable our consumers to make informed purchasing decisions. This information is produced both in-house and by third-party expert sources and is focused on key aspects of our market segments. Consumers can either access our information directly, through a number of content features on our Web site, or can get free help directly from our advisors and experts by contacting them through e-mail. Our information services include:

  . Full Product Packaging Information. Almost every product available on our Web site can be viewed in an expanded format where all package information, including ingredients, directions and warnings, can be read next to an enlarged photograph of the product. We believe we are the only online retailer to provide all the information that is normally found on the products' packaging.

  . Solutions. Our Solutions area provides an easy way for customers to find the information they need to make an informed purchasing decision. It includes buying guides, reference information, shopping advisors and beauty information.

  .  Easy Access to Drug Information and Personalized Pharmacy
     Advice. Consumers can access our extensive drug information library directly at our Web site, anytime at their own convenience. Patient information and drugstore.com drug prices can be accessed via our drug index. We provide information to help consumers understand generic drug alternatives. We also provide health- and pharmacy-related editorial content in our online Solutions area. Our pharmacists can provide personal guidance by phone or e-mail to ensure that each customer understands the correct usage, possible side effects and expected beneficial outcomes of a prescription or an over-the-counter medication.

   Communication. We can communicate with customers on a regular basis through the convenience of e-mail. In addition to our Ask Your Pharmacist and Ask Your Beauty Expert features, we offer the following means of communication with our store:

  . Reminders. We have the ability to e-mail a customer when a prescription or non-prescription product is about to run out, reminding him or her to order a replacement product or a prescription refill. Customers simply tell us how often they need a product and we can send them a notice before it is scheduled to run out.

  . Specialized Customer Care. To ensure timely and high-quality customer service, we have established specialty teams within the drugstore.com customer care department. Our Web site, product and insurance specialists respond to customer e-mails and calls that are related to shopping orders, insurance, prices, and shipping. Once an order is made, customers can view order-tracking information on our Web site.

  . Personalized Communications. As customers use our Web site, they can provide us with information about their buying preferences and habits. We can use this information to develop personalized communications and deliver useful newsletters, special offers and new product announcements to our customers via e-mail and other means. In addition, we use e-mail to alert customers to important developments and merchandising initiatives.

   Privacy. Customers can shop in the privacy of their own homes or offices. When shopping at a physical store, many shoppers feel embarrassed or uncomfortable buying items that may reveal personally-sensitive aspects of their health or lifestyle to store personnel or other shoppers. Shoppers at drugstore.com avoid these problems. Through features such as Ask Your Pharmacist and Ask Your Beauty Expert, customers can obtain answers to questions that they would otherwise be uncomfortable asking in public.

   Although we believe we offer significant advantages over traditional chain drugstores, certain customers may feel that traditional chain drugstores offer several advantages over our service, and we may not be able to meet the needs of some customers. For example, we cannot serve emergency needs and we cannot serve

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customers who do not have access to the Internet. Some customers may also prefer to touch and see products in person, rather than view them on a computer screen or prefer to talk to a pharmacist in person. Some customers may also have general concerns about the privacy and security of information transmitted over the Internet and will therefore prefer to shop in physical stores. See "Risk Factors--Consumers of Health, Beauty, Wellness, Personal Care and Pharmacy Products May Not Accept Our Solution, Which Would Reduce Our Revenues and Prevent Us From Becoming Profitable" for a further description of the challenges we face in this area.

Business Strategy

   Our objective is to become one of the world's leading retailers of health, beauty, wellness, personal care and pharmacy products. To achieve our objective, we intend to attract a growing base of customers and provide them a superior shopping experience. Key elements of our strategy include:

   Strengthen the drugstore.com Brand. We intend to establish drugstore.com as the leading consumer brand for buying health, beauty, wellness, personal care and pharmacy products. To date, we have promoted our Web site on major Internet destinations such as Amazon.com, America Online, Excite and Yahoo!, as well as on other sites our customers are likely to visit, including ThirdAge, InteliHealth, OnHealth, Medscape and Women.com. To further strengthen our brand, we intend to cultivate a reputation for excellent quality of service and continue to pursue an aggressive marketing strategy, both through the Internet and traditional media, as well as through our relationships with Rite Aid and GNC.

   Continuously Improve Our Web Store and Service. We seek to combine wide product selection and helpful information with the unique aspects of the Internet to deliver a convenient and personalized shopping experience. We strive to develop long-term relationships with our customers to build loyalty and encourage repeat purchases. To improve our site, we intend to continue to expand our product selection and enhance our existing offerings such as shopping lists, individual medication profiles, e-mail reminders and targeted special offers, as well as develop new personalization features as we learn more about our customers and their needs. In addition, as part of our relationship with Rite Aid, we expect to offer Rite Aid customers the ability to order refills of their Rite Aid prescriptions on our Web site and pick them up at a local Rite Aid store or have them delivered to the customer's home or office.

   Take Advantage of Repeat Purchasing Patterns. We intend to maximize repeat purchases by our customers. To achieve this objective, we have developed personalized tools and features that are designed to allow consumers to satisfy their replenishment purchasing needs easily. We believe that our focus on prescriptions for chronic conditions and products that must be regularly replenished will allow us to benefit from repeat purchase patterns. We also plan to continue to expand the functionality of our Web site to further facilitate repeat purchases.

   Maintain Our Technology Focus and Expertise. We intend to use technology to enhance our product and service offerings and take advantage of the benefits of the Internet. We have developed a proprietary, scalable architecture designed to support secure and reliable online shopping in an intuitive easy-to-navigate format. We intend to seek ways to increase the efficiency of pharmacy transaction processing and order fulfillment activities. We also intend to develop features to further personalize the consumer's shopping experience and enhance the customer's ability to find products and useful information.

   Ensure Quick and Efficient Distribution. We intend to continuously increase the automation and efficiency of our fulfillment and distribution activities. For example, we will seek ways to improve the efficiency of the prescription fulfillment process in areas such as receiving prescriptions from doctors and billing the customer or his or her insurance company. In addition, because we currently outsource our distribution operations, we intend to work with our distributors and vendors to find more ways to ensure prompt deliveries to our customers. As part of this effort, we are currently reviewing and formulating our long-term distribution strategy, which will include establishing our own distribution center. Our goals in this area include reducing shipping costs, ensuring adequate future capacity and ensuring reliable and prompt deliveries to our customers.

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   Enhance and Form Key Relationships. We intend to enhance our existing strategic relationships with leading product manufacturers, content providers and insurance and pharmacy benefit management companies, as well as develop new strategic relationships. We also believe relationships with leading insurance and pharmacy benefit management companies, including our new relationship with PCS, will enhance customer awareness of our Web site and enable an even greater number of our customers to obtain reimbursement for their prescriptions filled through our store. We also believe having strong relationships with product manufacturers will enable us to provide more and better product information to our customers. In addition, as part of our long-term distribution strategy, we may need to develop direct manufacturer relationships to ensure the availability of adequate volumes of products ordered by our customers. We also intend to continue to pursue key relationships with leading providers of health, beauty and wellness information. We believe this strategy will enhance our product offerings and allow us to serve more customers.

Shopping at drugstore.com

   Shoppers at drugstore.com see a home page that highlights our five product departments, as well as editorial content and promotions. A shopper can browse through the store by clicking on the permanently displayed department names, move directly to a department's home page and view promotions and featured products. All product lists allow a shopper to select products based on brand or unique attributes of the category, such as tartar control or whitening for toothpaste, or color for lipstick or eye shadow. Shoppers can also search the site by entering text in the search box at the top of any page.

   A customer can select products to purchase by clicking on the "buy" button in the product list. The products are then added to the customer's shopping bag. If a customer needs more information to make a purchase, we supply interactive tools and content to aid in the decision, such as:

  . Solutions. Our Solutions area provides an easy way for customers to find the information they need to make an informed purchasing decision. Some of the components of the Solutions area include:

       Shopping Advisors. Our shopping advisors consist of interactive tools to help consumers find the right products for their needs. We currently feature a cold and cough advisor, a skin care advisor and a vitamin and supplement advisor. Through an easy-to-use interactive format, a customer provides information about what he or she needs, and the advisor provides information that enables the customer to choose the appropriate product.

       Buying Guides. Our buying guides help consumers make informed buying decisions. We currently feature buying guides on condoms, birth control pills, cold and cough medicine, toothpaste, shampoo and sunscreen. The buying guides provide helpful information about the key benefits and characteristics of each of these products.

  . Shopping List. Returning customers can easily view their previous purchases by consulting their personalized shopping lists. The shopping lists make buying regularly-replenished items even easier to purchase because the customer can move products into their shopping bag directly from their personalized shopping list, without browsing the site. If requested by the customer, we also send e-mail reminders to consumers when items on their lists are scheduled to run out and need to be replenished.

  . Quick Lists. Our Quick Lists feature provides customers a starting point for finding frequently used products for different product categories, such as a medicine cabinet, beauty essentials and a travel bag. Within each product category, the customer can choose a specific product and move the product into his or her shopping bag. The customer can then move directly from his or her shopping bag back to the Quick Lists and choose another product or list.

  . Ask Your Pharmacist. Our Ask Your Pharmacist feature allows customers to ask our pharmacists questions about over-the-counter and wellness products as well as prescription drugs.


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  .  Ask Your Beauty Expert. Our Ask Your Beauty Expert feature allows customers to ask our beauty experts questions about beauty needs. Our beauty experts respond to questions via e-mail and seek to answer questions within one business day.

  . Getting Help. From every page of our Web site, a customer can click on a "help" button to go to our customer care area. In this area, we assist customers in searching for, shopping for, ordering and returning our products. In addition, we provide customers with answers to the most frequently asked questions and encourage our visitors to send us feedback and suggestions via e-mail.

   When the customer finishes selecting the desired products, he or she goes to checkout. The only information required to checkout is an e-mail identification, password (to protect account privacy), shipping address and a valid credit card number. All of this information is maintained in a secure format and remains available for the customer's future access.

Pharmacy Services

   The pharmacy services at drugstore.com are provided by experienced clinical professionals using advanced information technologies. We employ licensed pharmacists who ensure private, personal customer service. Through our prescription drug dispensing partner, RxAmerica, we are able to ship prescription products to all 50 U.S. states. See "--Distribution and Order Fulfillment" for a further description of our relationship with RxAmerica. We are also working with Rite Aid to enable Rite Aid customers to order refills of their prescriptions on our Web site and pick them up at any of the over 3,800 Rite Aid stores in the United States or have them delivered to their home or office. In addition, we are an active participant in the development of the National Association of Boards of Pharmacy's Verified Internet Pharmacy Practice Sites program. This new program will set standards for Internet pharmacies and inform the public of those Web sites that have agreed to comply with these standards.

   Services. We seek to provide a high level of responsiveness and customer support. In addition to our extensive drug information, specialized customer care features and refill reminders, our pharmacy services include:

  . Ask Your Pharmacist. Our Ask Your Pharmacist feature allows customers to ask our pharmacists questions about medication, dosage, delivery systems, common side effects and other information about prescription drugs and health-related products. Our pharmacists seek to provide an initial answer via e-mail within one business day.

  . Private Access to drugstore.com Prescription History. Customers who fill their prescriptions at drugstore.com can access their secure, individual medication profiles at any time. A written patient information document accompanies all medications dispensed to drugstore.com customers. This service enables customers to maintain a record of their prescription purchases for clinical, insurance and tax reporting purposes.

   Filling Prescriptions. We only accept prescriptions from licensed health care providers. We do not prescribe medications or otherwise practice medicine. We focus on dispensing medications used by consumers on a chronic basis. Advanstar Communications, Inc. estimates that such medications comprised approximately 73% of all prescription drugs taken in the United States in 1998. For acute care needs, meaning when a customer has a single episode of a short-term illness or an exacerbation of a chronic condition in either case requiring immediate attention, we recommend that customers pick up their prescriptions from a local pharmacy because the treatment of acute care needs are extremely time sensitive and the delivery time required by online purchases could be too slow for the customer's needs. Medications used for acute care needs include antibiotics and pain medications. We also do not dispense certain controlled substances known as Schedule II pharmaceuticals at this time because there are increased risks associated with their dispensation, such as fraud, illegal resale of prescription drugs, and special storage shipping and handling requirements. Schedule II Pharmaceuticals are drugs classified by the Controlled Substance Act of 1970 as having a high potential for abuse, such as opiates

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(including morphine) and products that contain oxycodone stimulants (including amphetamine and methylphenidate) and depressants (including secobarbital and amobarbital). We accept, verify and cross-check prescriptions much like traditional retail and mail service pharmacies:


  . Accepting Prescriptions. For new prescriptions, customers can direct their physicians to call or fax their prescriptions to us at 1-800-DRUGSTORE, or request that we contact their physician directly to obtain prescription information. For transfers, customers can direct their pharmacy to transfer their prescriptions or request us to contact their pharmacy to transfer the prescription to drugstore.com. For refills, customers may order directly from our Web site or respond to one of our e-mail refill reminders.

  . Verifying Prescriptions. Our pharmacists verify the validity and completeness of prescription drug orders utilizing the same methodology as community-based pharmacists. The standard practice for verification of prescription drug orders is that the pharmacist will contact the physician's office by telephone or fax if there is any reason to question the validity, accuracy or authenticity of any order. In addition, our pharmacists call and verify the validity of prescription drug orders for allowable controlled substances, i.e., Schedule III-V drugs. In addition, our pharmacists verify that all legally required information is recorded on the prescription drug order and utilize a database to verify physician identifying information, if necessary.

  . Drug Utilization Review. To use our prescription drug services, all customers are asked to provide our pharmacists with information regarding drug allergies, current medical conditions and current medications. Our pharmacists use advanced technologies to cross-check every prescription against the information we receive from the customer for drug-, disease- and allergy-drug interactions.

   Payment. Customers may pay for their prescriptions with cash, by credit card or by entering insurance information that shows that they are covered by a managed care organization, insurance plan or PBM with whom we have a contract. To date, a substantial majority of our prescriptions have been submitted by cash paying customers. However, as a result of our relationship with Rite Aid, we will be able to fill prescriptions for most customers with pharmacy benefits covered by a plan accepted by Rite Aid. In addition, we will participate in substantially all of the current and future retail pharmacy networks managed by PCS, one of the leading pharmacy benefit management companies in the United States that claims to provide pharmacy benefit management services for more than 50 million individuals in the United States.

   Pharmacy Supply. All of our pharmaceutical products are currently supplied by RxAmerica. We intend to establish our own distribution center within the next 12 months. Once the distribution center is established, we are obligated to purchase all of our pharmaceutical products from Rite Aid, unless we are able to obtain better overall terms from another vendor. This purchase commitment will continue for the term of the Rite Aid relationship.


Marketing and Promotion of Our Site

   Our marketing and promotion strategy is designed to build brand recognition, increase customer traffic to our store, add new customers, build strong customer loyalty, maximize repeat purchases and develop incremental revenue opportunities.

   Our advertising campaigns target both online and traditional audiences and are designed to promote an enhanced customer experience. Our online advertising efforts have been focused on highly-visited Internet portals, health-related Web sites and other highly-visited Web sites. We also have strategic relationships with Amazon.com, Rite Aid and GNC, who all promote our Web site. We believe that the marketing benefits of our relationship with Amazon.com include their promotion of our site and the beneficial aspects of our being associated with one of the premier e-commerce companies. In addition, Rite Aid has agreed to include drugstore.com in a significant portion of Rite Aid's own advertisements, as well as on shopping bags, prescription vial caps, in-store signs and permanent links from its Web site. In addition, we advertise on America

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Online, Excite and Yahoo!, as well on other sites where our customers are likely to visit, including ThirdAge, InteliHealth, OnHealth, Medscape and Women.com. We also extend our market presence through our Associates Program, which enables associated Web sites to make our products and services available to their audiences through a link to our Web site. We intend to continue to use the unique resources of the Internet as a means of marketing in an effort to drive traffic and repeat purchases. We have also used traditional marketing and promotion efforts, including special product promotions, print advertising in USA Today, television and radio advertising in selected markets, promotional press releases and public appearances by our executives. We intend to further intensify our advertising efforts through traditional media channels to continue building our brand recognition.

Merchandising Strategy

   We believe that the breadth and depth of our product selection, together with the flexibility of our online store and our range of helpful and useful shopping services, enables us to pursue a strong merchandising strategy. Aspects of this strategy include:

   Easy Access to a Wide Selection of Products. Our easy-to-use Web site and robust search capabilities enable customers to browse our product selection by brand, age, product and price, as well as combinations of these categories. For example, a customer can easily search for all aspirin products or for Tylenol for children without consulting store personnel or searching traditional store shelves. Combination searching allows customers to find desired items easily among our large selection of products.

   Dynamic Product Offering. Our online store gives us flexibility to change featured products or promotions without having to alter the physical layout of a store. We are also able to dynamically adjust our product mix in response to changing customer demand, new seasons or upcoming holidays and introduce special promotions.

   Specialty Stores. We are establishing specialty stores in each of our product categories. Our first specialty store, the boutique, sells high-end cosmetics. Our next specialty store will be the GNC LiveWell Store, which will be dedicated to GNC nutritional products and other products typically sold in GNC stores. We will be the exclusive distributor of GNC brand products on the Internet subject to our meeting performance parameters during the third and fifth years of the relationship.

   Extensive Product Information. A key component of our merchandising strategy is the ability to use information as a tool for consumers. We combine manufacturer information with editorial information or buying guides to allow customers to make more informed buying decisions and to more easily comparison shop for products. In addition, our Web site allows us to market products to customers in many different ways, such as by product category or by product characteristics, such as price or ingredients.

   Targeted Promotions. We have the ability to offer products to individual customers based on their affinities or conditions. In addition, we can present merchandise to a customer tailored to personal interests and shopping histories. We also cross-sell a brand across our departments to promote impulse buying by customers. For example, we might promote mothers' products in our Pregnancy and Infant Center.

   Sampling. We have programs that allow us to provide samples of products to customers as trials. We may also use sampling to work with manufactures to introduce new products.

Information Objectives

   Our editorial strategy is to present helpful, value-added information to consumers in a readable, user-friendly format. Our editors create, source and maintain health, beauty, wellness, personal care and pharmacy related content for our Web site. Our editors assemble content to provide both reference and product-related information. To date, we have established relationships with several leading information providers who provide content for our site. We will continue to direct our editorial efforts toward enhancing existing features as well as

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sourcing new content to help our customers. For example, we expect to expand our health and affinity centers beyond our first center, the Pregnancy and Infant Center, to new centers focused on specific interest areas such as allergy, fitness or diabetes. We also plan to expand the health and affinity centers to provide consumers a forum to provide feedback or recommendations on products.

Delivery of Our Customer's Orders

   We currently outsource our distribution and order fulfillment operations on a non-exclusive basis through Walsh, RxAmerica and other vendors. We carry minimal inventory relative to our total sales and rely to a large extent on rapid distribution from these vendors.

   Walsh Distribution accounted for 78% of our cost of sales for health, beauty, wellness and personal care products from inception to July 4, 1999. Walsh packages for shipment all customer orders, including drugstore.com inventory purchased directly from other vendors that Walsh holds for us at their facility. We staff our own customer care specialists at the Walsh facility to monitor quality control and order fulfillment. Walsh provides inventory and services under a supply and services agreement that has a three year term (through January 2002). This agreement may be terminated earlier by us upon accelerated payment of minimum fees that would not exceed approximately $2.5 million.

   We currently purchase all of our pharmaceutical products from one vendor, RxAmerica, in accordance with a pharmacy services agreement. Our pharmacists perform all aspects of the prescription fulfillment process and all aspects of customer service, except for the physical filling and packaging of prescription drugs, which is performed by RxAmerica pharmacists. We staff our own pharmacists, pharmacy technicians and customer care specialists at the RxAmerica facility. As of April 30, 1999, RxAmerica employed approximately 25 pharmacists to fill and package prescriptions and help manage quality assurance. RxAmerica is licensed and in good standing in the State of Texas and in every other state as a nonresident pharmacy, as required by law. The pharmacy services agreement with RxAmerica has a one-year term (to February
2000) and will automatically renew for additional one-year terms unless either party notifies the other that it wishes to terminate the agreement at the end of the initial term or a successive term. The agreement is non-exclusive and does not prevent us from using other vendors for pharmaceutical products, although we have not done so to date. When we establish our own distribution center, we will be obligated to buy our pharmaceutical products from Rite Aid, unless we are able to obtain better overall terms from other vendors.

   Our warehouse management system, which is integrated with RxAmerica's and Walsh's information systems, provides us real-time data on inventory receiving, shipping, inventory quantities and inventory location. This enables us to notify customers on a real-time basis if the product is in stock. In addition, we offer an order tracking system for our customers on our Web site.

   The inventories of RxAmerica and Walsh consist of items typically found in traditional chain drugstores. We charge our customers a shipping charge that covers all or a portion of our expenses of shipping. Walsh purchases substantially all of its inventory directly from the manufacturers of the products. RxAmerica purchases its pharmaceutical products from a variety of manufacturers as well as wholesalers.

   We offer a variety of shipping options, including next-day delivery for orders received during the business week. We ship to anywhere in the United States served by the United Parcel Service or the U.S. Postal Service. Priority orders are flagged and expedited through our fulfillment processes. For non-prescription product orders received before 9:00 p.m. Central time Monday through Friday or before 5:00 p.m. Central time on Saturday, our goal is to ship the product the same day. For prescription products, our goal is to ship the product as soon as the prescription has been verified and our pharmacists have completed drug utilization review.

   In addition, Rite Aid customers will be able to order refills of their Rite Aid prescriptions online at our Web site either for delivery through the mail to their homes or for pickup at their choice of any one of the over 3,800 Rite Aid stores.

Customer Care

   We believe that a high level of customer service and support is critical to retaining and expanding our customer base. Our customer care specialists are currently available from 6:00 a.m. to 10:00 p.m. Pacific time, Monday to Friday, on Saturdays from 9:00 a.m. to 6:00 p.m. Pacific time, and on Sundays from 9:00 a.m. to 4:00 p.m. Pacific time to provide assistance via e-mail or phone. We intend to expand this availability to 24 hours a day, seven days a week. We strive to answer all customer inquiries within 24 hours. Our customer care specialists handle questions about orders and how to use our Web site, assist customers in finding desired products and register customers' credit card information over the telephone. Our customer care specialists are a valuable source of feedback regarding user satisfaction. Our Web site also contains a customer care page that outlines store policies and provides answers to frequently asked questions. In addition, our pharmacists can provide advice to our customers about medication, dosage, delivery systems, common side effects and other information about prescription drugs.

Operations and Technology

   We have implemented a broad array of services and systems for site management, searching, customer interaction, transaction processing and fulfillment. We use a set of software applications for:

  .  Accepting and validating customer orders;

  . Organizing, placing and managing orders with vendors and fulfillment partners;

  .  Receiving product and assigning it to customer orders; and

  . Managing shipment of products to customers based on various ordering criteria.

   These services and systems use a combination of our own proprietary technologies and commercially available, licensed technologies. We focus our internal development efforts on creating and enhancing the specialized, proprietary software that is unique to our business. In order to enhance the online and offline experience for Rite Aid and drugstore.com customers, we intend to integrate certain of our information and pharmacy systems with Rite Aid's. Rite Aid has granted us a nonexclusive, fully-paid license to the Rite Aid systems that will be integrated with our systems, subject to third party rights to such technology.

   We also have a technology license and advertising agreement with Amazon.com under which we mutually agreed to license certain existing and future technology used in the operation of our Web sites as long as we do not use the technology to compete with each other. We currently are not using any Amazon.com technology but could do so in the future if it would benefit us. See "--Relationship with Amazon.com" for a further description of our agreements with Amazon.com.

   Our core merchandise catalog, customer interaction, order collection, fulfillment and back-end systems are proprietary to drugstore.com, but are available to Amazon.com under our agreement with them. Our software platform and architecture are integrated with an Oracle database system. The systems were designed to provide real-time connectivity to the distribution center systems for pharmacy and the non-pharmacy products. These include an inventory-tracking system, real-time order tracking system, executive information system and replenishment system. Our Internet servers use Verisign digital certificates to help conduct secure communications and transactions. Our systems infrastructure is hosted at Exodus Communications in Tukwila, Washington, which provides communication lines from multiple providers including UUNet and AT&T, as well as 24 hour monitoring and engineering support. Exodus has its own generators and multiple back up systems in Tukwila.

   We maintain customer care centers in our Bellevue, Washington office and in our prescription distribution facility in Fort Worth, Texas and use a real time interactive voice response system with transfer capabilities between our customer care centers in Bellevue, Washington and Fort Worth, Texas. We also operate a toll-free number, 1-800-DRUGSTORE, through which customers can place orders and receive information. In addition, customers who choose not to transmit their credit card information via the Internet have the option of submitting their credit card information by telephone.

   We incurred $2.2 million in product development expenses in the period from inception to December 31, 1998 and $5.9 million during the six months ended July 4, 1999. We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our Web site.

Competition

   The online commerce market is new, rapidly evolving and intensely competitive. In particular, the health, beauty, wellness, personal care and pharmacy categories are intensely competitive and are also highly fragmented, with no clear dominant leader in any of our market categories. Our competitors can be divided into several groups: chain drugstores, such as Walgreen's, CVS and Eckerd; mass market retailers such as Wal-Mart, Kmart and Target; supermarkets, such as Safeway, Albertson's and Kroger; warehouse clubs; online retailers of health, beauty, wellness, personal care and/or pharmaceutical products; mail order pharmacies; prescription benefits managers, such as Express Scripts and Merck-Medco; Internet-portals and online service providers that feature shopping services such as America Online, Yahoo!, Excite and Lycos; cosmetics departments at major department stores, such as Nordstrom, Macys and Bloomingdale's; and hair salons. Each of these competitors operate within one or more of the health, beauty, wellness, personal care and pharmacy product categories. In addition, nearly all of our competitors have, or have announced their intention to have, the capability to accept orders for products online. In particular, Walgreen's, CVS, Albertson's and Wal-Mart already are accepting prescription refill or other orders on their Web sites.

   We believe that the following are principal competitive factors in our market:

   .  Brand recognition;

   .  Selection;

   .  Convenience;

   .  Price;

   .  Web site performance and accessibility;

   .  Customer service;

   .  Quality of information services; and

   .  Reliability and speed of order shipment.

   Many of our current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to their Web site and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or drugstore retailers as the use of the Internet and other online services increases.

   Some of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Traditional store-based retailers can also sell products to address immediate, acute care needs, which we and other online sites cannot do. Some of our competitors such as Walgreen's and Wal-mart have significantly greater experience in selling drugstore products.

Relationship with Amazon.com

   We have a strategic relationship with Amazon.com whereby Amazon.com advertises our Web service. We believe that the benefits of our relationship with Amazon.com include their advertising our Web site and the beneficial aspects of our being associated with one of the premier e-commerce companies. Amazon.com is our largest shareholder, and Jeffrey P. Bezos, Amazon.com's chairman of the board and chief executive officer is a member of our board of directors. As part of our relationship with Amazon.com, we entered into a technology license and advertising agreement. This agreement extends for ten years and can be terminated for breach or in the event that we are acquired by a competitor of Amazon.com. This agreement contains provisions generally relating to the sharing of technology and technical support; however, we have decided to develop our own technology and there has been no exchange of technology by either party to date. Specifically, this agreement provides for the license of substantially all of each company's technology to the other for use within their respective businesses that may be developed through August 10, 2008. Neither company may use the other's technology to compete against the other. In addition, each party has committed to providing the other with advertising on our respective Web sites through the term of the agreement as mutually agreed upon. In addition, we agreed not to place advertisements competitive to Amazon.com's business on our site. We have also agreed not to sell advertising on our Web site to, link our Web site to, or promote on our Web site any company that sells products or services competitive with those which Amazon.com offers or which Amazon.com is preparing to produce or market. We are currently restricted with respect to books, music products, video products, gift centers, toys, games, electronics, cards and auctions. If Amazon.com expands into other areas this may further limit the companies we can promote on our Web site. If we are acquired by an Amazon.com competitor and Amazon.com does not vote in favor of the transaction, we would lose our rights to advertise on Amazon.com's website, to restrict Amazon.com's ability to compete in the online drugstore business, and to use Amazon.com's technology (if we are then using any). See "Executive Officers and Directors," "Certain Relationships and Related Transactions" and "Principal Stockholders" for further background on Amazon's relationship with us.

Relationship With Rite Aid

   In June 1999, we entered into a strategic relationship with Rite Aid. Under the relationship, Rite Aid customers will be able to refill existing Rite Aid prescriptions at our site and either use our standard delivery options or pick up the prescriptions at the more than 3,800 Rite Aid stores nationwide. We will recognize revenues on all orders filled by us or picked up at Rite Aid stores where our customer has used our Web site to order prescriptions. In the case of orders from customers who have elected to pick up their prescriptions in a Rite Aid store, we will pay Rite Aid for the cost of such products based on a contractually agreed upon price. In addition, Rite Aid and drugstore.com will promote each other's services both online and offline, including a link from Rite Aid's Web site to our Web site. We believe that potential benefits of our relationship with Rite Aid may include additional revenue and traffic generated by Rite Aid customers who may visit our Web site, the pharmacy benefit coverage provided by the insurance companies and PBMs with which Rite Aid has a relationship, including PCS, and the co-promotion and co-branding activities both companies will undertake. In connection with this relationship, Rite Aid also became one of our largest stockholders, holding approximately 25.4% of our outstanding common stock prior to this offering. We expect that Martin L. Grass, Rite Aid's chairman of the board and chief executive officer, will become a member of our board of directors after completion of this offering.

   As part of the relationship, both Rite Aid and drugstore.com agreed to certain exclusivity provisions that will limit drugstore.com's ability to promote or affiliate with any other physical retail drugstore and from operating a traditional physical drugstore, and will preclude Rite Aid from offering or selling products or services on the Internet other than through our Web site. In addition, the agreement provides that if we establish our own distribution center, we will be obligated to purchase all of our pharmaceutical requirements from Rite Aid unless we are able to obtain better overall terms from another vendor. The agreement contains additional provisions providing for the licensing by Rite Aid to drugstore.com of information technology systems and the integration of the information technology and pharmacy systems of the two companies. This agreement extends for ten years, but can be terminated for breach prior to such time. See "Executive Officers and Directors," "Certain Relationships and Related Transactions" and "Principal Stockholders" for further background on Rite Aid's relationship with us.

Relationship With GNC

   In June 1999, we entered into a relationship with General Nutrition Companies, Inc. (GNC) whereby we will be the exclusive online provider of GNC-branded products. We have the exclusive right to sell GNC's nutrition products over the Internet, including the PharmAssure brand of pharmacist recommended vitamins and nutritional supplements, subject to our meeting performance parameters based on traffic to our Web site and sales of GNC products in the third and fifth year of the relationship. As long as we have the exclusive right to distribute GNC's products over the Internet, we will not promote any other retail health food store or operate a physical retail health food store. If the exclusivity provisions of the agreement terminate, we have the non-exclusive right to sell these products for the remaining term of the agreement. As part of this relationship, we will create a separate part of our Web site called the GNC LiveWell Store that is dedicated to selling on a consignment basis GNC products. We will be entitled to retain a percentage of the gross revenues that we collect from sales of GNC products and will recognize only the net amount retained as revenues. In connection with this relationship, GNC acquired approximately 8.0% of our outstanding common stock prior to this offering. GNC and drugstore.com also agreed to co-promote each other's products and services in both their traditional and online marketing efforts, including GNC's placement of a link to our Web site on their Web site. The agreement extends for ten years, but can be terminated for breach prior to such time. GNC recently announced it has agreed to be acquired by Royal Numico N.V., a European maker of nutrition products. See "Certain Relationships and Related Transactions" and "Principal Stockholders" for further background on GNC's relationship with us.

Governmental Regulation

   Our business is subject to extensive federal, state and local regulations, many of which are specific to pharmacies and the sale of over-the-counter drugs. For example, pursuant to the Omnibus Budget Reconciliation Act of 1990 and related state and local regulations, our pharmacists are required to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects, adverse effects or interactions and therapeutic contraindications, proper storage, prescription refill, and other information deemed significant by the pharmacists. We are also subject to federal, state and local licensing and registration regulations with respect to, among other things, our pharmacy operations.

   We are subject to requirements under the Controlled Substances Act and federal Drug Enforcement Agency regulations, as well as related state and local laws and regulations, relating to our pharmacy operations, including registration, security, recordkeeping, and reporting requirements related to the purchase, storage and dispensing of controlled substances, prescription drugs, and certain over-the-counter drugs. Under the Food, Drug & Cosmetic Act of 1938 (the FDCA), a drug recognized in Homeopathic Pharmacopeia of the United States must meet all compendial standards, or it will be considered misbranded or adulterated. Because we sell homeopathic remedies, we are required to comply with the FDCA.

   The U.S. House of Representatives Committee on Commerce and the General Accounting Office are currently investigating online pharmacies and online prescribing, especially focused on those who prescribe drugs online and on pharmacies that fill invalid prescriptions, including those that are written online. The committee requested that the General Accounting Office undertake a formal review of a number of issues pertaining to online pharmacies, including an assessment of mechanisms to ensure that online pharmacies are obeying the various state and federal regulations for the industry. Because we make every effort only to fulfill valid prescriptions and we do not prescribe drugs, we believe that our business will not be negatively affected by any regulations that result from the investigations. However, we believe that any regulations resulting from the investigations will likely result in increased reporting and monitoring requirements.

   The National Association of Boards of Pharmacy (NABP), a coalition of state pharmacy boards, is in the process of developing a program, the Verified Internet Pharmacy Practice Sites (VIPPS), as a model for self-regulation for online pharmacies. We are assisting the NABP with the development of the VIPPS program and intend to comply with its criteria for certification.

   Legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patient records, electronic access and storage. In addition, various state legislatures are considering new legislation related to the regulation of nonresident pharmacies. The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2000. Regulations have been proposed to implement these requirements, and we are designing our applications to comply with the proposed regulations.

   Although the FDA does not regulate the practice of pharmacy, other than pharmacy compounding, which we do not currently engage in, FDA regulations impact some of our product and service offerings because the FDA regulates drug advertising and promotion, including direct-to-consumer advertising, done by or on behalf of drug manufacturers and marketers. As we expand our product and service offerings, more of our products and services will likely be subject to FDA regulation.

   The inclusion of prescription drugs as a Medicare benefit has been the subject of numerous bills in the U.S. Congress. Should legislation on prescription drug coverage for Medicare recipients be enacted into law, we would be subject to compliance with any corresponding rules and regulations.

   Until recently, Health Care Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. We are also subject to extensive regulation relating to the confidentiality and release of patient records. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level.

   For a description of the risks we face with regard to these government regulations, please see "Risk Factors--Governmental Regulation of the Health Care and Pharmacy Industries Could Affect Our Business."

Intellectual Property

   We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our vendors, fulfillment partners and strategic partners to limit access to and disclosure of our proprietary information. We cannot be certain that these contractual arrangements or the other steps taken by us to protect our intellectual property will prevent misappropriation of our technology. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. For example, as noted above, we have licensed our technology to Amazon.com and we have also granted nonexclusive rights to our trademarks in connection with advertising and affiliate relationships. While we attempt to ensure that the quality of the drugstore.com products brand is maintained by such licensees, we cannot assure that such licensees will not take actions that might hurt the value of our proprietary rights or reputation. We also rely on technologies that we license from third parties, such as Oracle and Microsoft, the suppliers of key database technology, the operating system and specific hardware components for our service. As part of our relationship with Rite Aid, we have also licensed information technology systems from Rite Aid. We cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could harm our business.

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

   We have filed applications for the registration of some of our trademarks and service marks in the United States and in some other countries, including for drugstore.com(TM), although we have not secured registration of any of our marks to date. We may be unable to secure such registered marks. It is also possible that our competitors or others will use marks similar to ours, which could impede our ability to build brand identity and lead to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term drugstore.com(TM). Any claims or customer confusion related to our trademark, or our failure to obtain trademark registration, would negatively affect our business. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in such jurisdictions. Our efforts to protect our intellectual property rights may not prevent misappropriation of our content. Our failure or inability to protect our proprietary rights could substantially harm our business.

Professional Advisory Board

   We have a professional advisory board with whom we consult on our programs, strategies and overall store development, as well as product selection and product presentation. Certain members contribute periodic editorial features as well. The advisory board will meet as a whole approximately once a year and individual members are consulted as needed.

   Our professional advisory board includes the following individuals:

  . Martha Stewart, a media personality who specializes in applying creative and practical principles in the home and garden;

  .  Kim Alexis, a well-known fashion model, actress and athlete;

  . Barry Sears, Ph.D., a scientist and author of several popular books on health and dieting, including the New York Times best-seller, The Zone;

  . Loraine Stern, M.D., an associate clinical professor of pediatrics at the University of California at Los Angeles and spokesperson for children's health issues;

  . Jennifer Jacobs, M.D., M.P.H., a clinical assistant professor of epidemiology at the University of Washington School of Public Health and Community Medicine and the President-elect of the American Institute of Homeopathy.

Charitable Contributions

   In July 1999, our board authorized the donation of 200,000 shares of our common stock to a foundation to be established by us. The foundation will make grants to charitable organizations. We intend to involve our employees in determining the charitable purposes for this foundation.

Employees

   As of July 4, 1999, we had 245 full-time employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

Facilities

   Our principal executive offices are located in Bellevue, Washington, where we lease approximately 55,649 square feet under a lease that expires in July 2005. We also lease an approximately 18,750 square feet facility in Redmond, Washington, which we vacated after moving to our new Bellevue facility, under a lease that expires in September 2003. We have subleased the Redmond facility for a period of 12 months and currently intend to sublease such space thereafter, if possible. We anticipate that we will require additional space as more personnel are hired and as we establish our own distribution center and other facilities.

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

                                  MANAGEMENT

Executive Officers and Directors

   The following table sets forth information with respect to our executive officers and directors as of July 16, 1999:

          Name           Age                                 Position
          ----           ---                                 --------
Peter M. Neupert(1).....  43 Chairman of the Board of Directors, President and Chief Executive Officer
Suzan K. DelBene........  37 Vice President, Marketing and Store Development
Kal Raman...............  31 Chief Information Officer and Senior Vice President, Operations
David E. Rostov.........  33 Vice President, Chief Financial Officer and Treasurer
Mark L. Silverman.......  34 Vice President, Health Services, General Counsel and Secretary
Jed A. Smith............  33 Vice President, Strategic Partnerships and Director
Jeffrey P. Bezos........  35 Director
Brook H. Byers(2).......  53 Director
L. John Doerr...........  48 Director
William D. Savoy(2).....  34 Director
Howard Schultz(1).......  45 Director

--------
(1) Member of compensation committee
(2) Member of audit committee

   Peter M. Neupert has served as a director and the President and Chief Executive Officer of drugstore.com since July 1998 and as chairman of the board of directors since July 1999. From March 1987 to July 1998, he worked for Microsoft Corporation in several positions, most recently as Vice President of News and Publishing for Microsoft's interactive media group. Mr. Neupert holds an M.B.A. from the Amos Tuck School of Business at Dartmouth College and a B.A. from Colorado College.

   Suzan K. DelBene has served as Vice President, Marketing and Store Development of drugstore.com since September 1998. From June 1989 to August 1998, she worked at Microsoft Corporation in several positions, most recently as Director of Marketing and Business Development in Microsoft's interactive media group. Ms. DelBene holds an M.B.A. from the University of Washington and a B.A. from Reed College.

   Kal Raman (formerly known as Kalyanaraman Srinivasan) has served as Chief Information Officer of drugstore.com since August 1998 and as Senior Vice President, Operations since May 1999. He served as Vice President, Technology of drugstore.com from August 1998 to May 1999 and as Vice President, Technology and Operations from March 1999 to May 1999. From March 1998 to August 1998, Mr. Raman served as the Chief Information Officer and Vice President of Nations Rent and from February 1997 to March 1998, he served as Senior Director, Information Systems of Blockbuster Inc. From May 1992 to February 1997, Mr. Raman served as Director, International Division of Wal-Mart Stores Inc.

   David E. Rostov has served as Vice President and Chief Financial Officer of drugstore.com since January 1999 and as Treasurer since July 1999. From January 1996 to January 1999, he worked for Nextel International, Inc. as Chief Financial Officer. From 1992 to 1995, he served in various capacities at McCaw Cellular Communications, Inc. Mr. Rostov holds an M.B.A. and a Master's in Public Policy from the University of Chicago Graduate School of Business and a B.A. from Oberlin College.

   Mark L. Silverman has served as Secretary of drugstore.com since our inception in April 1998, as Vice President, and General Counsel of drugstore.com since January 1999 and as Vice President, Health Services and General Counsel since March 1999. From December 1995 to January 1999, he was a lawyer with the Venture Law Group, A Professional Corporation, becoming a director in January 1998. Mr. Silverman was an attorney with Heller, Ehrman, White & McAuliffe from December 1992 to November 1995. Mr. Silverman holds a J.D. from the University of California, Los Angeles and a B.A. from the University of California, Berkeley.

   Jed A. Smith, a founder of drugstore.com, has served as a director and Vice President of Strategic Partnerships since our inception in April 1998. In 1994, he founded Cybersmith and served as Vice President of Sales and Marketing through 1998. Mr. Smith holds an M.B.A. from Harvard University Graduate School of Business and a B.A. from Middlebury College.

   Jeffrey P. Bezos has served as a director of drugstore.com since August 1998. Mr. Bezos, a founder of Amazon.com, has served as Chairman of the Board of Directors of Amazon.com since its inception in 1994, Chief Executive Officer of Amazon.com since May 1996, President of Amazon.com from inception to June 1999 and Treasurer and Secretary of Amazon.com from May 1996 to March 1997. From December 1990 to June 1994, Mr. Bezos was employed by D.E. Shaw & Co., a Wall Street investment firm, becoming Senior Vice President in 1992. From April 1988 to December 1990, Mr. Bezos was employed by Bankers Trust Company, becoming Vice President in February 1990. Mr. Bezos received his B.S. in Electrical Engineering and Computer Science from Princeton University.

   Brook H. Byers has served as a director of drugstore.com since May 1998. Mr. Byers is a partner of Kleiner Perkins Caufield & Byers, a private venture capital firm, and has been a technology venture capital investor since 1972. He has served on the Board of Directors of over twenty companies, and he is currently a director of Axys Pharmaceuticals, Nanogen, Chemdex.com and several private companies. He also served as the founding President and Chairman of Idec Pharmaceuticals, Ligand Pharmaceuticals, Athena Neurosciences and Insite Vision Opthalmics. Mr. Byers serves on the boards of the California Healthcare Institute and the Foundation of the University of California at San Francisco Medical Center. Mr. Byers received a degree in Electrical Engineering from Georgia Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

   L. John Doerr has served as a director of drugstore.com since November 1998. Mr. Doerr has been a general partner of Kleiner Perkins Caufield & Byers, a private venture capital firm, since September 1980. In 1974, he joined Intel Corporation and held various engineering, marketing and management assignments. Mr. Doerr is also a director of Amazon.com, @Home Networks, Healtheon Corporation, Intuit, Inc., Platinum Software, Inc., and SunMicrosystems, as well as several private companies. Mr. Doerr received his M.E.E. and B.S.E.E. from Rice University and his M.B.A. from Harvard University Graduate School of Business.

   William D. Savoy has served as a director of drugstore.com since July 1999. Mr. Savoy is President of Vulcan Northwest Inc., managing the personal finances of Paul Allen, and Vice President of Vulcan Ventures Inc., a venture capital fund wholly owned by Paul Allen. From 1987 until November 1990, Mr. Savoy was employed by Layered, Inc. and became its President in 1988. Mr. Savoy serves on the Advisory Board of DreamWorks SKG and also serves as director of CNET, Inc., Go2Net, Inc., Harbinger Corporation, High Speed Access Corporation, Metricom, Inc., Telescan, Inc., Ticketmaster Online-CitySearch, USA Networks, Inc. and Value America, Inc. Mr. Savoy holds a B.S. in Computer Science, Accounting, and Finance from Atlantic Union College.

   Howard Schultz has served as a director of drugstore.com since November 1998. Mr. Schultz, the founder of Starbucks Corporation, has served as Chairman of the Board and Chief Executive Officer of Starbucks since its inception in 1985. From 1985 to June 1994, Mr. Schultz also served as President of Starbucks. Mr. Schultz is one of two founding members of Maveron LLC, a company providing advisory services to consumer-based businesses, and is one of two members of a limited liability company that serves as a general partner of its affiliated venture capital fund, Maveron Equity Partners, L.P. Mr. Schultz is a governor on the National Association of Securities Dealers, Inc. Board of Governors, and he is a director of Ebay, Inc. Mr. Schultz received his B.S. degree from Northern Michigan University.

   Our board of directors currently consists of nine members, including two vacancies. Until the closing of this offering, Amazon.com has the right to appoint one additional director to our board. In addition, under the terms of a June 1999 voting agreement, if this offering is not completed by January 1, 2000 and Rite Aid is not represented on the board at such time, Rite Aid will have the right to nominate one member to our board of directors. In addition to the directors mentioned above, we intend to appoint the following two individuals to our board of directors after completion of this offering:

   Martin L. Grass is expected to be appointed as a director of drugstore.com after completion of this offering. Mr. Grass has been chairman of the board and chief executive officer of Rite Aid Corporation since March 1995. Previously, Mr. Grass was president and chief operating officer of Rite Aid since April 1989, had been executive vice president for three years and prior thereto had served as senior vice president. He has served Rite Aid in various capacities since 1978. Mr. Grass has been a member of the Rite Aid board of directors since 1982.

   Melinda French Gates is expected to be appointed as a director of drugstore.com after completion of this offering. Ms. Gates worked at Microsoft Corporation from 1987 to May 1996 in a variety of positions, including serving as both product manager and general manager for the development of several multi-media products and other software programs. Since her retirement from Microsoft in 1996, Ms. Gates has focused on philanthropic work in the Seattle community. She is a founder of the Gates Library Foundation and is involved in the William H. Gates Foundation. She is also a co-chair of the Governor of Washington's Washington State Early Learning Commission and is on the advisory board of Third Age Media. Ms. Gates holds a B.A. from Duke University and an M.B.A. from The Fuqua School of Business at Duke University, and is a member of the Duke University Board of Trustees.

   At any stockholder meeting involving election of directors, Jed Smith, Peter Neupert and several of our major prior investors have agreed to vote their shares to elect one director designated by Amazon.com. The major prior investors who are parties to this agreement are Kleiner Perkins Caufield & Byers, Amazon.com, Vulcan Ventures, Rite Aid and GNC. The parties' obligations to elect an Amazon.com designee terminate if Amazon.com owns less than 5% of our voting stock.

   Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. The board of directors elects executive officers on an annual basis. Executive officers serve until their successor has been duly elected and qualified. There are no family relationships among any of the directors, officers or key employees of drugstore.com.

Board Committees

   The board of directors has a compensation committee, a stock option subcommittee and an audit committee.

   Compensation Committee. The compensation committee of the board of directors, which is effective upon this offering, will review and make recommendations to the board regarding all forms of compensation and benefits provided to our officers. In addition, the compensation committee establishes and reviews general policies relating to the compensation and benefits of all of our employees. The current members of the compensation committee are Peter
M. Neupert and Howard Schultz. Since the current members of the compensation committee do not meet the definition of "non-employee directors" for purposes of SEC Rule 16(b)(3), the full board of directors will continue to approve stock option grants for our officers in order to qualify the option grants for an exemption from short-swing trading rules.

   Stock Option Subcommittee. The stock option subcommittee of the compensation has authority to grant stock options to optionees who are not executive officers or directors of drugstore.com. Peter M. Neupert is the sole member of the stock option subcommittee.

   ESPP Subcommittee. The ESPP subcommittee of the compensation committee has authority to administer our 1999 employee stock purchase plan. Peter M. Neupert is the sole member of the ESPP subcommittee.

   Audit Committee. The audit committee of the board of directors reviews and monitors our internal accounting procedures, corporate financial reporting, external and internal audits, the results and scope of the annual audit and other services provided by our independent auditors, and our compliance with legal matters that have a significant impact on our financial reports. Brook H. Byers and William D. Savoy are the members of the audit committee.

Compensation Committee Interlocks and Insider Participation

   The board of directors established its compensation committee in May 1999. Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between our board of directors or our compensation committee and the board of directors or compensation committee of any other company, and no interlocking relationship existed in the past.

Director Compensation

   We currently do not provide any cash compensation to our directors for their service as members of the board of directors, although we do reimburse the directors for certain expenses in connection with attendance at board and committee meetings. Under our 1998 stock plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board or any other administrator of the plan. See "--Stock Plans" for a description of option grants under the 1998 stock plan.

Executive Compensation

   The following table sets forth the compensation received for services rendered to drugstore.com for the fiscal year ended December 31, 1998 by our Chief Executive Officer and our only other executive officer who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1998.

                          Summary Compensation Table

                                                     Long-Term
                                                    Compensation
                                                       Awards
                               Annual Compensation   Securities
                               --------------------  Underlying     All Other
Name and Principal Position    Salary ($) Bonus ($) Options (#)  Compensation($)
---------------------------    ---------- --------- ------------ ---------------
Peter M. Neupert..............  $107,692       --           --       $  170(1)
 President, Chief Executive
  Officer and Chairman of the
  Board of Directors
Kal Raman.....................  $ 60,577  $120,000      150,000      $5,895(2)
 Chief Information Officer and
  Senior Vice President,
  Operations

--------
(1) Represents premium paid for term life insurance for the benefit of Peter
    M. Neupert.
(2) Represents reimbursement for relocation expenses and premium paid for term life insurance for the benefit of Kal Raman.

Option Grants

   The following table provides summary information regarding stock options granted to our chief executive officer and our only other officer earning more than $100,000 in salary and bonus during the fiscal year ended December 31, 1998.

                       Option Grants in Last Fiscal Year

                           Individual Grants
                         ---------------------
                                                                     Potential Realizable
                                    % of Total                         Value at Assumed
                         Number of   Options                            Annual Rates of
                         Securities Granted to                        Stock Appreciation
                         Underlying Employees  Exercise             For Option Term ($)(2)
                          Options   in Fiscal    Price   Expiration -----------------------
Name                     Granted(#)  Year(1)   ($/share)    Date      5% ($)      10% ($)
----                     ---------- ---------- --------- ---------- ----------- -----------
Peter M. Neupert........      --        --        --           --           --          --
Kal Raman...............  150,000      8.91%     $.04    9/01/2008   $2,437,342  $3,884,614

--------
(1) Based on an aggregate of 1,683,584 shares underlying options granted by drugstore.com during the fiscal year ended December 31, 1998 to our employees and consultants.
(2) Based on assumed initial public offering price of $10.00 per share.

Option Exercises and Holdings

   The following table provides summary information with respect to our chief executive officer and our only other officer earning more than $100,000 in salary and bonus during the 1998 fiscal year concerning exercisable and unexercisable options held as of December 31, 1998. No options were exercised by the individuals in the fiscal year ended December 31, 1998.

    Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                    Options at          In-the-Money Options at
                                Fiscal Year-End (#)     Fiscal Year-End ($)(1)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Peter M. Neupert............      --            --          --             --
Kal Raman...................      --        150,000         --      $1,494,000

--------
(1) Based on a value of $10.00 per share, the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

Stock Plans

   1998 Stock Plan. Our 1998 stock plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants to acquire shares of common stock. The purposes of the 1998 stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. Our board of directors originally adopted the 1998 stock plan in July 1998 and our stockholders approved the plan in July 1998. The 1998 stock plan was amended in January 1999, April 1999 and July 1999 to increase the total number of shares of common stock reserved for issuance to 11,000,000 shares and to incorporate certain other changes. We have submitted these amendments to the 1998 stock plan for approval by our stockholders. Unless terminated earlier by the board of directors, the 1998 stock plan will terminate in July 2008. As of July 16, 1999, options to purchase 3,606,859 shares of common stock were outstanding at a weighted average exercise price of

$2.92 per share, 8,000 shares had been issued pursuant to restricted stock purchase agreements, no shares had been issued upon exercise of outstanding options, and 7,385,141 shares remained available for future grant.

   The 1998 stock plan may be administered by the board of directors, a committee appointed by the board of directors or a combination of the board of directors and a committee, as determined by the board of directors. The administrator determines the terms of options granted under the 1998 stock plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an individual receive option grants for more than 2,500,000 shares of common stock under the 1998 stock plan in any fiscal year. Incentive stock options granted under the 1998 stock plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of such fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Nonstatutory stock options granted under the 1998 stock plan will have an exercise price as determined by the administrator. Payment of the exercise price may be made in cash or such other consideration as determined by the administrator.

   The administrator determines the term of options, which may not exceed 10 years or 5 years in the case of an incentive stock option granted to a holder of more than 10% of the total voting power of all classes of our stock. No option may be transferred by the optionee other than by will or the laws of descent or distribution, provided, however, that the administrator may in its discretion provide for the transferability of nonstatutory stock options granted under the 1998 stock plan if the common stock is listed or approved for listing on a national securities exchange or designated as a national market system security by the National Association of Securities Dealers, Inc. Each option may be exercised during the lifetime of the optionee only by such optionee or permitted transferee. The administrator determines when options become exercisable. Options granted under the 1998 stock plan generally must be exercised within 3 months after the termination of the optionee's status as an employee, director or consultant of drugstore.com, or within 6 months if such termination is due to the death or within 12 months if such termination is due to disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1998 stock plan generally vest over a four-year or five-year period at a rate of 1/4 of the total number of shares subject to the option twelve months after the date of grant, with the remaining shares vesting in equal installments at the end of each six month period thereafter.

   In the event of our merger with or into another corporation, the successor corporation may assume each option and outstanding stock purchase right or may substitute an equivalent option or stock purchase right. However, if the successor corporation does not agree to this assumption or substitution, the option or stock purchase right will terminate. The board of directors has the authority to amend or terminate the 1998 stock plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, we will obtain requisite stockholder approval for any action requiring stockholder approval under the applicable law.

   In addition to stock options, the administrator may issue stock purchase rights under the 1998 stock plan to employees, directors and consultants. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights and the purchase price of a stock purchase right granted under the 1998 stock plan. The administrator also determines the period during which the stock purchase right is held open, but in no case shall such period exceed 30 days. Unless the administrator determines otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting an option to repurchase the unvested shares at cost upon termination of such recipient's relationship with us.

   1999 Employee Stock Purchase Plan. Our board of directors adopted the 1999 employee stock purchase plan in April 1999; we have submitted the plan to our stockholders for approval. A total of 500,000 shares of common stock has been reserved for issuance under the purchase plan plus an annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of the following:

  .  500,000 shares;

  . 3% of our shares outstanding on the last day of the immediate preceding fiscal year; or

  .  such lesser number of shares as is determined by the board.

   The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by an offering period commencing on the date of the closing of this offering and ending on January 31, 2000. Each subsequent offering period will have a duration of six months. Each offering period after the first offering period will commence on February 1 and August 1 of each year. The board of directors or a committee appointed by the board will administer the purchase plan. Employees, including officers and employee directors, of drugstore.com or of any majority-owned subsidiary designated by the board, are eligible to participate in the purchase plan if they are employed by drugstore.com or any such subsidiary for at least 20 hours per week and more than 5 months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 20% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of our common stock at the beginning or end of the offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. If not terminated earlier, the purchase plan will have a term of 10 years.

   The purchase plan provides that in the event of our merger with or into another corporation or a sale of all or substantially all of our assets, the successor corporation will assume each right to purchase stock under the purchase plan or will substitute an equivalent right. If the successor corporation does not agree to an assumption or substitution, the offering period then in progress will be shortened so that employees' rights to purchase stock under the purchase plan are exercised prior to the merger or sale of assets. The board of directors has the power to amend or terminate the purchase plan as long as that action does not adversely affect any outstanding rights to purchase stock under the plan. We may, however, terminate the purchase plan or an offering period if continuation of the purchase plan or the offering period would cause us to incur adverse accounting charges.

401(k) Plan

   Effective April 1999, we adopted the drugstore.com, inc. 401(k) plan covering our full-time employees. The 401(k) plan is intended to qualify under
Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by drugstore.com, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by drugstore.com, if any, will be deductible by drugstore.com when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1999) and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by drugstore.com on behalf of all participants in the 401(k) plan. To date, we have not made any matching contributions to the 401(k) plan.

Employment Offer Letters

   Peter M. Neupert's employment offer letter provides for an initial annual salary of $250,000 and an initial annual bonus of up to $125,000. We also granted Mr. Neupert a one-time right to purchase 1,260,000 shares of our common stock at a purchase price of $.04 per share. We have a lapsing right to repurchase Mr. Neupert's unvested shares. As of July 16, 1999, our right to repurchase has lapsed with respect to 315,000 shares of stock and will lapse with respect to 19,688 shares at the end of each month after the one-year anniversary of his start date of June 27, 1998 while he remains employed, with all of these shares becoming fully vested on the close of the month following his fifth anniversary of employment. If we are acquired by another entity or sell substantially all our assets, and Mr. Neupert is not offered a position with the surviving corporation with responsibilities similar to those held at drugstore.com, our right of repurchase will lapse with respect to all of these shares. Mr. Neupert's employment is for no specified length of time, and either party has the right to terminate Mr. Neupert's employment at any time for any reason. If we terminate Mr. Neupert's employment other than for "cause" (which is defined in his agreement to mean gross negligence or willful misconduct in the performance of his duties, the failure to obey our board of directors, defrauding or stealing from drugstore.com, or being convicted of a crime that harms the business or reputation of drugstore.com), our right of repurchase will lapse on an additional 236,250 shares of the then-unvested portion. The offer letter also provides that in the event Mr. Neupert's employment is terminated for any reason, he will continue to receive his then-current base salary and benefits for a period of nine months.

   Kal Raman's employment offer letter provides for an initial annual salary of $175,000, a $100,000 signing bonus (which was grossed up to $120,000 to negate the effect of applicable taxes), reimbursement of $5,000 for a lost down payment on a house in Florida and an annual bonus of up to 15% of his salary. We also offered Mr. Raman an option to purchase shares of common stock under our 1998 stock plan. In the offer letter, we agreed to guarantee a loan from a bank in the amount of $250,000. However, instead of guaranteeing a bank loan, we and Mr. Raman agreed that we would loan $250,000 directly to Mr. Raman. See "Certain Relationships and Related Transactions" for a description of our loan arrangement with Mr. Raman. Mr. Raman's employment is for no specified length of time, and either party has the right to terminate the agreement at any time for any reason.

   Jed A. Smith's employment offer letter provides for an initial annual base salary of $125,000 and an initial bonus of $25,000 contingent on drugstore.com reaching agreed milestones. Mr. Smith's employment is for no specified length of time, and either party has the right to terminate Mr. Smith's employment at any time for any reason. The offer letter also provides that, in the event Mr. Smith's employment is terminated for other than "cause" (which is defined in his agreement to mean gross negligence or willful misconduct in the performance of his duties, the failure to obey our board of directors or chief executive officer, defrauding or stealing from drugstore.com, or being convicted of a crime that harms the business or reputation of drugstore.com), he will continue to receive his then-current base salary and benefits for a period of six months.

   Mark L. Silverman's employment offer letter provides for an initial annual base salary of $175,000, a $35,000 signing bonus and a bonus at the discretion of the chief executive officer commensurate with other officers of drugstore.com. We also offered Mr. Silverman an option to purchase shares of our common stock under our 1998 stock plan. If we are acquired by another entity or sell substantially all of our assets and Mr. Silverman is not offered a position with the surviving corporation with responsibilities similar to those held at drugstore.com or if his employment is terminated for other than "cause" (which is defined in his agreement to mean gross negligence or willful misconduct in the performance of his duties, the failure to obey our board of directors or chief executive officer, defrauding or stealing from drugstore.com, or being convicted of a crime that harms the business or reputation of drugstore.com), the option with respect to all then-unvested shares shall vest. Mr. Silverman's employment is for no specified length of time, and either party has the right to terminate Mr. Silverman's employment at any time for any reason. The offer letter also provides that, in the event Mr. Silverman's employment is terminated without cause, he will continue to receive his then-current base salary and benefits for a period of twelve months.

Limitations on Directors' Liability and Indemnification

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that drugstore.com shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or officer of drugstore.com, any subsidiary of drugstore.com or any other company or enterprise to which the person provides services at the request of drugstore.com. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Since our inception in April 1998, we have issued and sold shares of our capital stock as follows: a total of 2,265,000 shares of common stock at a price of $.04 per share in June, July and August 1998, a total of 10,000,000 shares of Series A preferred stock at a price of $.80 per share in June and August 1998, a total of 5,446,268 shares of Series B preferred stock at a price of $3.35 per share in October, November and December 1998, a total of 4,472,844 shares of Series C preferred stock at a price of $7.825 per share in January and March 1999, a total of 2,266,289 shares of Series D preferred stock at a price of $17.65 per share in June 1999, and a total of 12,282,599 shares of Series E preferred stock in July 1999. All shares of our preferred stock will convert into common stock on a 1-for-1 basis upon the closing of this offering. The following table summarizes the shares of capital stock purchased by executive officers, directors and five-percent stockholders and their affiliates in these transactions:

                                                Series A  Series B  Series C  Series D  Series E
                                       Common   Preferred Preferred Preferred Preferred Preferred
Investor(1)                             Stock     Stock     Stock     Stock     Stock     Stock
-----------                           --------- --------- --------- --------- --------- ---------
Kleiner Perkins Caufield &
 Byers(2)(3)........................         -- 4,937,500 1,582,089   511,182        --        --
Amazon.com, Inc.(2)(4)..............         -- 5,000,000 3,177,612 2,555,911        --        --
Maveron Equity Partners,
 L.P.(2)(5).........................         --        --   417,910   766,773        --        --
Peter M. Neupert(2)(6)..............  1,260,000        --   268,657   319,489        --        --
Vulcan Ventures Incorporated(2)(7)..         --        --        --        -- 2,266,289        --
Rite Aid Corporation(2)(8)..........         --        --        --        --        -- 9,334,746
General Nutrition Investment Company
 (2)(9).............................         --        --        --        --        -- 2,947,853

--------
(1) Shares held by affiliated persons and entities have been added together for the purposes of this chart. See "Principal Stockholders" for a chart of beneficial owners.
(2) Holder of 5% or more of a class of our capital stock.
(3) Includes shares held by Kleiner Perkins Caufield & Byers VIII, L.P. (KPCB
    VIII), KPCB VIII Founders Fund, L.P., and KPCB Life Sciences Zaibatsu Fund II, L.P. KPCB VIII and KPCB VIII Founders Fund, L.P. are wholly controlled by KPCV VIII Associates, L.P. KPCB Life Sciences Zaibatsu Fund II, L.P. is wholly controlled by KPCB VII Associates, L.P., Brook H. Byers and L. John Doerr, each a general partner of KPCB VIII Associates and KPCB VII Associates, L.P., are both directors of drugstore.com. Mr. Byers and Mr. Doerr each disclaim beneficial ownership of shares held by these entities except to the extent of their pecuniary interest therein. In November 1998, drugstore.com and Kleiner Perkins Caufield & Byers agreed to rescind the purchase of 89,552 of such shares and refund the $299,999.20 purchase price. As a result, after November 1998, Kleiner Perkins Caufield & Byers held 1,582,089 shares of Series B preferred stock.
(4) In consideration of Amazon.com's obligations under a technology license and advertising agreement, we issued Amazon.com 5,000,000 shares of our Series A preferred stock. We issued these shares primarily in exchange for Amazon.com's early marketing and support efforts in connection with and after our launch. Jeffrey P. Bezos, chairman of the board and chief executive officer of Amazon.com, became a director of drugstore.com upon completion of the issuance.
(5) Howard Schultz, a director of drugstore.com, is one of the two founding members of Maveron LLC, and is one of two members of a limited liability company that serves as a general partner of its affiliated venture capital fund, Maveron Equity Partners, L.P.
(6) Mr. Neupert's shares of preferred stock are held jointly by Mr. Neupert and Sheryl Neupert.

(7) In May 1999, we issued a convertible promissory note convertible into 2,266,289 shares of Series D preferred stock to Vulcan Ventures in exchange for $40 million in cash and an obligation to provide cable television advertising valued at $5 million. The note was converted into 2,266,289 shares of Series D preferred stock in June 1999. William D. Savoy, vice president of Vulcan Ventures, became a director of drugstore.com in July 1999.

(8) In July 1999, we issued Rite Aid 9,334,746 shares of Series E preferred stock in exchange for $7.6 million in cash and additional consideration. Martin L. Grass, whom we expect to be appointed as a director of drugstore.com after completion of this offering, is chairman of the board and chief executive officer of Rite Aid.

(9) In July 1999, we issued General Nutrition Investment Company, a wholly owned subsidiary of GNC, 2,947,853 shares of Series E preferred stock for $2.4 million in cash and additional consideration.

   A provision of the investors' rights agreement dated May 19, 1999 between drugstore.com and some of our stockholders precludes Kleiner Perkins Caufield & Byers, Amazon.com and Maveron Equity Partners from purchasing additional shares of our common stock without our prior approval if the purchase would cause any of them to hold individually more than 40% of our outstanding common stock (calculated on a fully diluted basis to include outstanding options and shares reserved under our stock plans). This restriction lasts until August 2002. Pursuant to a June 17, 1999 addendum, Rite Aid and GNC were made parties to this agreement and are subject to its provisions.

   In May 1999, we issued a convertible promissory note convertible into 2,266,289 shares of Series D preferred stock to Vulcan Ventures in exchange for $40 million in cash and an obligation by Vulcan to provide cable television advertising valued at $5 million based on comparable transactions with unaffiliated third parties. The advertising is expected to be aired over a three-year period and will be expensed in the period in which the airtime is used. The note was converted into 2,266,289 shares of Series D preferred stock in June 1999. William D. Savoy, vice president of Vulcan Ventures, became a director of drugstore.com in July 1999.

   We are selling a number of shares of our common stock equal to $10 million divided by the initial public offering price to Amazon.com concurrent with this offering in a separate private placement transaction at a price per share equal to the initial public offering price. Such offering is made in connection with a letter agreement we entered into with Amazon.com.

   In June 1999, we entered into a strategic relationship with Rite Aid whereby Rite Aid customers will be able to refill prescriptions at our Web site and either use our standard delivery options or pick up the prescriptions at Rite Aid stores. In addition, Rite Aid and drugstore.com will promote each others' services both online and offline, including a link from Rite Aid's Web site to our Web site. In connection with this relationship, Rite Aid acquired approximately 25.4% of our outstanding common stock prior to this offering. We expect that Martin L. Grass, Rite Aid's chief executive officer and chairman of its board of directors, will be appointed a member of our board of directors after the completion of this offering. In addition, we will participate in substantially all of the current and future retail pharmacy networks managed by PCS Health Systems, Inc., a wholly-owned subsidiary of Rite Aid, which claims to provide pharmacy benefit management services for more than 50 million individuals in the United States. As part of the relationship, both Rite Aid and drugstore.com agreed to certain exclusivity provisions that will limit our ability to promote or affiliate with any other physical retail drugstore and from operating a traditional physical drugstore, and will preclude Rite Aid from offering or selling products or services on the Internet other than through our Web site. In addition, the agreement provides that if we establish our own distribution center, we will purchase all of our pharmaceutical requirements from Rite Aid. The agreement contains additional provisions providing for the licensing by Rite Aid to drugstore.com of information technology systems and the integration of the information technology and pharmacy systems of the two companies. This agreement extends for ten years, but can be terminated for breach prior to such time.

   In June 1999, we entered into a relationship with GNC whereby we will be the exclusive online provider of GNC-branded products. We have the exclusive right to sell GNC's nutrition products over the Internet, including the PharmAssure brand of pharmacist recommended vitamins and nutritional supplements, subject to our meeting performance parameters based on traffic to our Web site and sales of GNC's products over the Internet in the third and fifth year of the relationship. As long as we have the exclusive right to distribute GNC's products over the Internet, we will not promote any other retail health food store or operate a physical retail health food store.

If the exclusivity provisions of the agreement terminate, we have the non-exclusive right to sell these products for the remaining term of the agreement. As part of this relationship, we will create a separate part of our Web site called the GNC LiveWell Store which is dedicated to selling on a consignment basis GNC products. In connection with this relationship, GNC acquired approximately 8.0% of our outstanding common stock prior to this offering. As part of our relationship with GNC, GNC and drugstore.com agreed to co-promote each other's products and services in both their traditional and online marketing efforts, including GNC putting a link to our Web site on their Web site. The agreement extends for ten years, but can be terminated for breach prior to such time.

   We have entered into offer letters with several of our executive officers. See "Management--Employment Offer Letters" for a description of the offer letters.

   On December 3, 1998, we loaned $250,000 to Kal Raman, our Senior Vice President, Technology and Operations. In our offer letter to Mr. Raman, we agreed to guarantee a loan for $250,000, and, in connection with this obligation, chose to provide the loan directly to Mr. Raman. The loan bears interest at 7% and is secured by the shares issuable upon exercise of Mr. Raman's stock option. All principal and accrued interest under the loan remains outstanding and is due and payable on the earlier of December 3, 1999, or within 15 days after ceasing to provide substantial services to drugstore.com. As of July 4, 1999, the outstanding balance of Mr. Raman's loan was $260,212. See "Management--Employment Offer Letters" for a description of our loan arrangement with Mr. Raman.

   All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board, and if required by law, a majority of disinterested stockholders.

   In the event that drugstore.com merges or is acquired by another company and Peter M. Neupert or Jed A. Smith is not offered a similar position with similar responsibilities, respectively, by the surviving entity, or if the surviving entity's principal office is located more than 50 miles from their respective residences, all of Mr. Neupert's and Mr. Smith's unvested shares will be released from our option to repurchase these shares.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of July 16, 1999, and as adjusted to reflect the sale of common stock offered hereby, by:

    . each stockholder known by us to own beneficially more than 5% of our common stock;

    .  each director;

    . our chief executive officer and our only other officer earning more than $100,000 in salary and bonus during the 1998 fiscal year; and

    .  all directors and executive officers as a group.

   As of July 16, 1999, there were 36,791,000 shares of common stock outstanding and 31 stockholders of drugstore.com. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after July 16, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                           Shares Beneficially          Shares Beneficially Owned
                                      Owned Prior to this Offering      After this Offering(1)(2)
                                      ----------------------------------------------------------------
Name and Address of Beneficial Owner      Number          Percentage       Number        Percentage
------------------------------------  ----------------- ------------------------------- --------------
Amazon.com, Inc.(1).......                   10,733,523           29.2%      11,733,523         27.4%
  1516 2nd Avenue
  Seattle, WA 98101
Rite Aid Corporation(2)...                    9,334,746           25.4        9,334,746         21.8
  30 Hunter Lane
  Camp Hill, PA 17011
Kleiner Perkins Caufield &
 Byers(3).................                    7,030,771           19.1        7,030,771         16.4
  2750 Sand Hill Road
  Menlo Park, CA 94025
General Nutrition
 Investment Company(4)....                    2,947,853            8.0        2,947,853          6.9
  1002 South 63rd Avenue
   At Buckeye
  Phoenix, AZ 15222
Vulcan Ventures,
 Incorporated(5)..........                    2,266,289            6.2        2,266,289          5.3
  110 110th Avenue NE,
   Suite 550
  Bellevue, WA 98004
Peter M. Neupert(6).......                    1,848,146            5.0        1,848,146          4.3
  13920 Southeast Eastgate
   Way Suite 300
  Bellevue, WA 98005
Maveron Equity Partners,
 L.P.(7)..................                    1,184,683            3.2        1,184,683          2.8
Jeffrey P. Bezos(1).......                   10,733,523           29.2       11,733,523         27.4
Brook H. Byers(3).........                    7,030,771           19.1        7,030,771         16.4
L. John Doerr(3)..........                    7,030,771           19.1        7,030,771         16.4
William Savoy(5)..........                    2,266,289            6.2        2,266,289          5.3
Howard Schultz(7).........                    1,184,683            3.2        1,184,683          2.8
Jed A. Smith(8)...........                      975,000            2.7          975,000          2.3
Kal Raman(9)..............                       37,500              *           37,500            *
All directors and officers
  as a group (11
   persons)(10)...........                   24,117,912           65.4       25,117,912         58.6

--------
 * Less than 1%
(1) Jeffrey P. Bezos is a director of drugstore.com and is the chairman of the board and chief executive officer of Amazon.com, Inc.

(2) Under the terms of the Third Amended and Restated Voting Agreement dated June 17, 1999, Rite Aid will have the right to nominate one member to our board of directors.
(3) Consists of 6,313,633 shares held by Kleiner Perkins Caufield & Byers VIII, L.P. (KPCB VIII), 365,600 shares held by KPCB VIII Founders Fund, L.P., and 351,538 shares held by KPCB Life Sciences Zaibatsu Fund II, L.P. KPCB VIII and KPCB VIII Founders Fund, L.P. are wholly controlled by KPCB VIII Associates, L.P. KPCB Life Sciences Zaibatsu Fund II, L.P. is wholly controlled by KPCB VII Associates, L.P. Brook H. Byers and L. John Doerr, each a general partner of KPCB VIII Associates and KPCB VII Associates, L.P., are both directors of drugstore.com. Mr. Byers and Mr. Doerr each disclaim beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in those shares.
(4) On July 5, 1999, General Nutrition Companies, Inc., the parent company of General Nutrition Investment Company, announced that it agreed to merge with Royal Numico N.V., a European maker of nutrition products.

(5) William D. Savoy is a director of drugstore.com and is the vice president of Vulcan Ventures, a venture capital firm wholly-owned by Paul Allen. Mr. Savoy disclaims beneficial ownership of shares held by Vulcan Ventures except to the extent of his pecuniary interest in those shares.

(6) As of July 16, 1999, 945,000 of such shares are subject to a right of repurchase at cost in the event Peter M. Neupert ceases to be an employee of drugstore.com. Mr. Neupert's shares of preferred stock are held jointly by Mr. Neupert and Sheryl Neupert.
(7) Howard Schultz is a director of drugstore.com and one of two founding members of Maveron LLC and is one of two members of a limited liability company that serves as a general partner of its affiliated venture capital fund, Maveron Equity Partners, L.P. Mr. Schultz disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in those shares.

(8) As of July 16, 1999, 304,688 of such shares are subject to a right of repurchase at cost in the event Jed A. Smith ceases to be an employee of drugstore.com. Includes 40,000 shares held by The Jed Smith 1998 Irrevocable Trust and 15,000 shares held by family members of Mr. Smith.

(9) During 1998 and 1999, Kal Raman was granted options to purchase 225,000 shares of our common stock. As of 60 days after July 16, 1999, 37,500 of these shares were vested.

(10) Does not include shares that will be beneficially owned by Rite Aid's nominee to the board of directors since such nominee has not yet been appointed to the board. 75,000 shares subject to options held by the directors and officers are exercisable within 60 days of July 16, 1999.

                         DESCRIPTION OF CAPITAL STOCK

   As of July 16, 1999, there were 36,791,000 shares of common stock outstanding. Upon completion of this offering, drugstore.com will be authorized to issue 250,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of undesignated preferred stock, $.0001 par value.

   The following description of drugstore.com's capital stock is not complete and is qualified in its entirety by drugstore.com's certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy" for a description of drugstore.com's policy of distribution of dividends. In the event of a liquidation, dissolution or winding up of drugstore.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

   Upon the closing of this offering, the board of directors will have the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of drugstore.com without further action by the stockholders. drugstore.com has no present plans to issue any shares of preferred stock.

Warrants

   At July 16, 1999, we had one warrant outstanding to purchase a total of 10,000 shares of common stock at $7.825 per share. The warrant expires on February 1, 2002.

Registration Rights

   The holders of 35,468,000 shares of common stock (the "registrable securities") or their permitted transferees are entitled to certain rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between drugstore.com and the holders of registrable securities. Under these registration rights, beginning on the earlier of June 22, 2003, or six months after the effective date of the offering contemplated by this prospectus, holders of at least 33% of the then-outstanding registrable securities may require on two occasions that drugstore.com register their shares for public resale. We are obligated to register these shares only if the shares to be registered would have an anticipated public offering price of at least $5,000,000. In addition, holders of then-outstanding registrable securities with an aggregate offering price of at least $40 million may require that we register their shares for public resale on Form S-3 or similar short-form registration, provided we are eligible to use Form S-3 or similar short-form registration statement and provided further that the value of the securities to be registered is at least $500,000. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, subject however to our right to reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration (other than underwriting discounts and commissions) will be borne by us. All registration rights will terminate five years after the date of this public offering or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.

   A provision of the investors' rights agreement between drugstore.com and some of our stockholders precludes Kleiner Perkins Caufield & Byers, Amazon.com, Maveron Equity Partners, Rite Aid and GNC from purchasing additional shares of our common stock without our prior approval if the purchase would cause them to hold more than 40% of our outstanding common stock (calculated on a fully-diluted basis to include outstanding options and shares reserved under our stock plans). This restriction lasts until August 2002.

Delaware and Washington Antitakeover Law and Certain Charter and Bylaw
Provisions

   Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of drugstore.com by a third party and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of drugstore.com to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure drugstore.com outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares in employee stock plans in which the participants have no right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date the business combination is approved by the board of directors and authorized by 66 2/3% vote at an annual or special meeting of stockholders.

   A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

   The laws of the State of Washington, where our principal executive offices are located, also impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act (the WBCA) prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation (an "acquiring person") for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute.

   A "target corporation" includes a foreign corporation if (1) the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act, (2) the corporation's principal executive office is located in Washington, (3) any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents, (4) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, and (5) a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington. A corporation may not "opt out" of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of us.

   Our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of drugstore.com. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of drugstore.com.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, as described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

   Upon completion of the offering, we will have outstanding 42,791,000 shares of common stock. Of these shares, the 5,000,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act (generally, officers, directors or 10% stockholders).

   The remaining 37,791,000 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

   Our directors, officers and securityholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, the representative of the underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by the designated underwriters' representative. Morgan Stanley & Co. Incorporated has notified us that it currently has no plans to release any portion of the securities subject to lock-up agreements. Taking into account the lock-up agreements, and assuming Morgan Stanley & Co. Incorporated does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

  . Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market except for that portion of the shares sold in the offering reserved for sale to directors, officers, employees, business associates and related persons of drugstore.com that will be subject to lock-up agreements.

  . Beginning 180 days after the effective date, approximately 17,769,268 shares will be eligible for sale pursuant to Rule 701 and Rule 144, assuming no exercise of options, of which all but 146,000 shares are held by affiliates.

  . An additional 4,472,844 shares will be eligible for sale pursuant to Rule 144 after January 29, 2000. Further, an additional 2,266,289 shares will be eligible for sale pursuant to Rule 144 after May 19, 2000. 12,282,599 shares will become eligible for sale pursuant to Rule 144 on July 8, 2000. We intend to sell to Amazon.com, Inc. $10 million of shares of common stock at the initial public offering price concurrently with the closing of this offering that will become eligible for sale pursuant to Rule 144 one year from the date of the closing of this offering. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below. In addition, Jed
     A. Smith and Peter M. Neupert, in aggregate, granted drugstore.com a right to repurchase up to 1,676,250 shares of common stock held by them at the original purchase price of $.04 per share if their employment terminates under certain circumstances. Our right of repurchase lapses
     (a) 25% immediately and (b) the remaining 75% lapses beginning one year after the vesting commencement date at a rate of 1/48th per month. At July 16, 1999, 1,249,688 shares held by Mr. Smith and Mr. Neupert were subject to repurchase under this agreement.

   In general, under Rule 144, and beginning after the expiration of the lock-up agreements 180 days after the date of this prospectus, a person, or persons whose shares are combined, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

  . one percent of the number of shares of common stock then outstanding (which will equal approximately 427,910 shares immediately after this offering); or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 144. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options exercised under the 1998 stock plan, the 1999 employee stock purchase plan or any other benefit plan after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of July 16, 1999, there were outstanding options for the purchase of 3,606,859 shares of our common stock under the 1998 stock plan and 7,385,141 shares were available for future grant.

                                 UNDERWRITERS

   Under the terms and subject to conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and drugstore.com has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:

                                                                        Number
     Name                                                              of Shares
     ----                                                              ---------
   Morgan Stanley & Co. Incorporated..................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Thomas Weisel Partners LLC.........................................
                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

   The underwriters are offering the shares subject to their acceptance of the shares from drugstore.com and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any such shares are taken.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of the prospectus and part to certain dealers at a price that
represents a concession not in excess of $   a share under the public offering
price. Any underwriter may allow, and the dealers may reallow, a concession
not in excess of $   a share to other underwriters or to certain other
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   drugstore.com has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of common stock. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

   At the request of drugstore.com, the underwriters have reserved up to 10% of the shares of common stock to be issued by drugstore.com and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of drugstore.com. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

   Each of drugstore.com and the officers, directors, and stockholders of drugstore.com has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, or otherwise during the period ending 180 days after the date of this prospectus it will not: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; whether any such transaction described above is to be settled by delivery of common stock or such other securities after the date of this prospectus. Morgan Stanley & Co. Incorporated informed drugstore.com that they do not presently intend to release any person from these agreements.

   The underwriters have informed drugstore.com that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "DSCM."

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   drugstore.com and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 42 filed public offerings of equity securities, of which 24 have been completed, and has acted as a syndicate member in an additional 19 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

Pricing of the Offering

   Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between drugstore.com and the representatives. Among the factors to be considered in determining the initial public offering price will be:

  .  the future prospects of drugstore.com and our industry in general;

  . sales, earnings and certain other financial operating information of drugstore.com in recent periods; and

  . the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to those of drugstore.com.

   The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for drugstore.com by Venture Law Group, A Professional Corporation, Menlo Park, California. John H. Sellers, a senior attorney at Venture Law Group, is an Assistant Secretary of drugstore.com. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, an investment partnership associated with Venture Law Group owns an aggregate of 21,000 shares of our common stock, and one director of Venture Law Group beneficially owns 4,500 shares of our common stock.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1998 and for the period from April 2, 1998 (inception) to December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits thereto. For further information with respect to drugstore.com and such common stock, we refer you to the registration statement and to the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Stockholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
drugstore.com, inc.

We have audited the accompanying consolidated balance sheet of drugstore.com, inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from April 2, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of drugstore.com, inc. at December 31, 1998, and the consolidated results of its operations and its cash flows for the period from April 2, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Seattle, Washington
January 29, 1999, except for Note 7
 as to which the date is

 July 16, 1999

                              DRUGSTORE.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                     Pro Forma
                                                                   Stockholders'
                                                                      Equity
                                          December 31,   July 4,      July 4,
                                              1998        1999         1999
                                          ------------ ----------- -------------
                                                       (unaudited)   (Note 7)
                                                                    (unaudited)
                 Assets
Current assets:
  Cash and cash equivalents..............   $14,408     $ 68,087
  Accounts receivable....................       --           272
  Inventories............................       --         1,498
  Prepaid marketing expenses.............     4,317          939
  Other prepaid expenses and current
   assets................................       520        1,011
                                            -------     --------
Total current assets.....................    19,245       71,807
Fixed assets, net of accumulated
 depreciation of $66 and $932............     2,616        6,221
Intangible assets, net of accumulated
 amortization of $33 and $71.............       230          246
Prepaid marketing expenses...............       --         5,000
Note receivable from officer.............       250          260
Deposits and other assets................       176        1,202
                                            -------     --------
Total assets.............................   $22,517     $ 84,736
                                            =======     ========
  Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable.......................   $ 1,254     $  6,727
  Accrued compensation...................       327        1,320
  Accrued marketing expenses.............       --         1,578
  Other current liabilities..............       142          141
  Current portion of capital lease
   obligations...........................       472        1,307
                                            -------     --------
Total current liabilities................     2,195       11,073
Capital lease obligations, less current
 portion.................................       975        1,099
Commitments and contingencies
Stockholders' equity:
 Convertible preferred stock, $.001 par
  value ($.0001 pro forma):
  Authorized shares--60,000,000
   (10,000,000 pro forma)
   Series A preferred stock, designated
    10,000,000 shares
    Issued and outstanding shares--
     10,000,000 (none pro forma)
     (aggregate liquidation preference of
     $8,000).............................     7,986        7,986
   Series B preferred stock, designated
    5,500,000 shares
    Issued and outstanding shares--
     5,446,268 (none pro forma)
     (aggregate liquidation preference of
     $18,245)............................    18,237       18,237
   Series C preferred stock, designated
    5,000,000 shares
    Issued and outstanding shares--
     4,472,844 (none pro forma)
     (aggregate liquidation preference of
     $35,000)............................       --        34,981
   Series D preferred stock, designated
    2,300,000 shares
    Issued and outstanding shares--
     2,266,289 (none pro forma)
     (aggregate liquidation preference of
      $40,000)...........................       --        44,982
 Common stock, $.001 par value ($.0001
  pro forma):
  Authorized shares--250,000,000
   (250,000,000 pro forma)
  Issued and outstanding shares--
   2,323,000 (24,508,401 pro forma)......         2            2     $      2
 Additional paid-in capital..............     5,078       15,745      121,931
 Deferred stock-based compensation.......    (3,929)     (10,989)     (10,989)
 Accumulated deficit.....................    (8,027)     (38,380)     (38,380)
                                            -------     --------     --------
Total stockholders' equity...............    19,347       72,564     $ 72,564
                                            -------     --------     ========
Total liabilities and stockholders'
 equity..................................   $22,517     $ 84,736
                                            =======     ========

                            See accompanying notes.

                              DRUGSTORE.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                     Period from     Period from   Six Months
                                    April 2, 1998   April 2, 1998     Ended
                                   (Inception) to   (Inception) to   July 4,
                                  December 31, 1998 June 30, 1998     1999
                                  ----------------- -------------- -----------
                                                     (unaudited)   (unaudited)
Net sales........................     $     --         $   --      $    4,202
Cost of sales....................           --             --           5,551
                                      ---------        -------     ----------
  Gross profit (loss)............           --             --          (1,349)
Operating expenses:
  Marketing and sales............         3,092            --          16,517
  Product development............         2,178            104          5,942
  General and administrative.....         1,894             79          3,955
  Amortization of stock-based
   compensation..................         1,037            166          3,583
                                      ---------        -------     ----------
    Total operating expenses.....         8,201            349         29,997
                                      ---------        -------     ----------
Operating loss...................        (8,201)          (349)       (31,346)
Other income (expense):
  Interest income................           177            --           1,033
  Interest expense...............            (3)           --             (40)
                                      ---------        -------     ----------
Net loss.........................     $  (8,027)       $  (349)    $  (30,353)
                                      =========        =======     ==========
Basic and diluted net loss per
 share...........................     $  (14.70)       $ (6.95)    $   (30.26)
                                      =========        =======     ==========
Pro forma basic and diluted net
 loss per share..................     $    (.98)       $  (.71)    $    (1.46)
                                      =========        =======     ==========
Weighted average shares
 outstanding used to compute
 basic and diluted net loss per
 share...........................       546,149         50,211      1,003,152
                                      =========        =======     ==========
Weighted average shares
 outstanding used to compute
 pro forma basic and diluted net
 loss per share..................     8,167,570        494,031     20,796,875
                                      =========        =======     ==========


                            See accompanying notes.

                              DRUGSTORE.COM, INC.

                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                                        Convertible Preferred Stock
                  -----------------------------------------------------------------------
                      Series A          Series B          Series C          Series D        Common Stock   Additional   Deferred
                  ----------------- ----------------- ----------------- ----------------- ----------------  Paid-in   Stock-based
                    Shares   Amount  Shares   Amount   Shares   Amount   Shares   Amount   Shares   Amount  Capital   Compensation
                  ---------- ------ --------- ------- --------- ------- --------- ------- --------- ------ ---------- ------------
Initial issuance
of common shares
to founders in
exchange for
cash and
intellectual
property........         --  $  --        --  $   --        --  $   --        --  $   --  2,315,000  $ 2    $   111     $   --
Issuance of
Series A
preferred stock
in June and
August, net of
offering costs
of $14..........   5,000,000  3,986       --      --        --      --        --      --        --    --        --          --
Issuance of
Series A
preferred stock
in August in
exchange for
Technology
License and
Advertising
Agreement.......   5,000,000  4,000       --      --        --      --        --      --        --    --        --          --
Issuance of
Series B
preferred stock
in October,
November and
December, net of
offering costs
of $8...........         --     --  5,446,268  18,237       --      --        --      --        --    --        --          --
Exercise of
common stock
options.........         --     --        --      --        --      --        --      --      8,000   --          1         --
Deferred stock-
based
compensation....         --     --        --      --        --      --        --      --        --    --      4,966      (4,966)
Amortization of
stock-based
compensation ...         --     --        --      --        --      --        --      --        --    --        --        1,037
Net loss and
comprehensive
loss............         --     --        --      --        --      --        --      --        --    --        --          --
                  ---------- ------ --------- ------- --------- ------- --------- ------- ---------  ---    -------     -------
Balance at
December 31,
1998............  10,000,000  7,986 5,446,268  18,237       --      --        --      --  2,323,000    2      5,078      (3,929)
Issuance of
Series C
preferred stock
in January and
March, net of
offering costs
of $19
(unaudited).....         --     --        --      --  4,472,844  34,981       --      --        --    --        --          --
Issuance of
Series D
preferred stock
in June, net of
offering costs
of $18
(unaudited).....         --     --        --      --        --      --  2,266,289  44,982       --    --        --          --
Issuance of
warrants to
purchase common
stock
(unaudited).....         --     --        --      --        --      --        --      --        --    --         24         --
Deferred stock-
based
compensation
(unaudited).....         --     --        --      --        --      --        --      --        --    --     10,643     (10,643)
Amortization of
stock-based
compensation
(unaudited).....         --     --        --      --        --      --        --      --        --    --        --        3,583
Net loss and
comprehensive
loss
(unaudited).....         --     --        --      --        --      --        --      --        --    --        --          --
                  ---------- ------ --------- ------- --------- ------- --------- ------- ---------  ---    -------     -------
Balance at July
4, 1999
(unaudited).....  10,000,000 $7,986 5,446,268 $18,237 4,472,844 $34,981 2,266,289 $44,982 2,323,000  $ 2    $15,745     $10,989
                  ========== ====== ========= ======= ========= ======= ========= ======= =========  ===    =======     =======
                  Accumulated
                    Deficit    Total
                  ----------- --------
Initial issuance
of common shares
to founders in
exchange for
cash and
intellectual
property........   $    --    $   113
Issuance of
Series A
preferred stock
in June and
August, net of
offering costs
of $14..........        --      3,986
Issuance of
Series A
preferred stock
in August in
exchange for
Technology
License and
Advertising
Agreement.......        --      4,000
Issuance of
Series B
preferred stock
in October,
November and
December, net of
offering costs
of $8...........        --     18,237
Exercise of
common stock
options.........        --          1
Deferred stock-
based
compensation....        --        --
Amortization of
stock-based
compensation ...        --      1,037
Net loss and
comprehensive
loss............     (8,027)   (8,027)
                  ----------- --------
Balance at
December 31,
1998............     (8,027)   19,347
Issuance of
Series C
preferred stock
in January and
March, net of
offering costs
of $19
(unaudited).....        --     34,981
Issuance of
Series D
preferred stock
in June, net of
offering costs
of $18
(unaudited).....        --     44,982
Issuance of
warrants to
purchase common
stock
(unaudited).....        --         24
Deferred stock-
based
compensation
(unaudited).....        --        --
Amortization of
stock-based
compensation
(unaudited).....        --      3,583
Net loss and
comprehensive
loss
(unaudited).....    (30,353)  (30,353)
                  ----------- --------
Balance at July
4, 1999
(unaudited).....   $ 38,380   $72,564
                  =========== ========

                            See accompanying notes.

                              DRUGSTORE.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                      Period from     Period from
                                     April 2, 1998   April 2, 1998   Six Months
                                    (Inception) to   (Inception) to    Ended
                                   December 31, 1998 June 30, 1998  July 4, 1999
                                   ----------------- -------------- ------------
                                                      (unaudited)   (unaudited)
Operating Activities:
Net loss.........................       $(8,027)         $ (349)      $(30,353)
Adjustments to reconcile net loss
 to net cash used in operating
 activities:
  Depreciation and amortization..            90             --             993
  Amortization of stock-based
   compensation..................         1,037             166          3,583
  Technology license and
   advertising agreement-related
   expenses......................            58             --           3,314
  Changes in:
   Accounts receivable...........           --              --            (272)
   Inventories...................           --              --          (1,498)
   Prepaid marketing expenses....          (552)           (300)           122
   Other prepaid expenses and
    current assets...............          (484)            --            (535)
   Deposits and other assets.....          (176)             (2)        (1,026)
   Accounts payable and accrued
    expenses.....................         1,723              39          7,225
   Other.........................           --              --             (10)
                                        -------          ------       --------
Net cash used in operating
 activities......................        (6,331)           (446)       (18,457)
Investing Activities:
Purchase of fixed assets.........        (1,202)            --          (3,176)
Addition of intangible assets....           (90)            (90)           (30)
Issuance of note receivable to
 officer.........................          (250)            --             --
                                        -------          ------       --------
Net cash used in investing
 activities......................        (1,542)            (90)        (3,206)
Financing Activities:
Proceeds from sales of common
 stock...........................            90              39            --
Proceeds from exercise of stock
 options.........................             1             --             --
Net proceeds from sales of Series
 A preferred stock...............         3,986           3,936            --
Net proceeds from sales of Series
 B preferred stock...............        18,237             --             --
Net proceeds from sales of Series
 C preferred stock...............           --              --          34,981
Net proceeds from sales of Series
 D preferred stock...............           --              --          39,982
Proceeds from capital lease
 obligations.....................           --              --             538
Principal payments on capital
 lease obligations...............           (33)            --            (159)
                                        -------          ------       --------
Net cash provided by financing
 activities......................        22,281           3,975         75,342
                                        -------          ------       --------
Net increase in cash and cash
 equivalents.....................        14,408           3,439         53,679
Cash and equivalents at beginning
 of period.......................           --              --          14,408
                                        -------          ------       --------
Cash and equivalents at end of
 period..........................       $14,408          $3,439       $ 68,087
                                        =======          ======       ========
Supplemental Cash Flow
 Information:
Cash paid for interest...........       $    48          $  --        $     22
Equipment acquired through
 capital lease agreements........       $ 1,480          $  --        $    595
Issuance of common stock in
 exchange for intellectual
 property........................       $    23          $  --        $    --
Issuance of Series A preferred
 stock in exchange for technology
 license and advertising
 agreement.......................       $ 4,000          $  --        $    --
Issuance of Series D preferred
 stock in exchange for cable
 television advertising..........       $   --           $  --        $  5,000
Issuance of warrants to purchase
 common stock in exchange for
 intangible asset................       $   --           $  --        $     24

                            See accompanying notes.

                              DRUGSTORE.COM, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


1. Organization and Summary of Significant Accounting Policies

   General

   drugstore.com, inc. and its wholly-owned subsidiary, DS Pharmacy, Inc., (collectively, the Company) are engaged in the development of Internet-based retailing opportunities focused on filling needs for health, wellness, beauty, personal care and pharmacy products and related information. The Company was incorporated on April 2, 1998 and launched its Web site and commenced commercial operations on February 24, 1999. The Company was previously considered a development stage company.

   The Company has incurred significant operating losses since inception of operations and has limited working capital. The Company has financed its operations to date through the issuance of equity securities. Further development and establishment of the Company's business will require additional equity financing. The Company believes that equity financing can be obtained from existing or new investors. However, there can be no assurance that the Company will be able to obtain such equity financing on acceptable terms, if at all.

   Interim Financial Statements

   The accompanying balance sheet as of July 4, 1999 and the statements of operations and cash flows for the period from April 2, 1998 (inception) to June 30, 1998 and the six months ended July 4, 1999 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the interim periods. Operating results for the six months ended July 4, 1999 are not necessarily indicative of the results that may be expected for the year ending January 2, 2000.

   Principles of Consolidation and Basis of Presentation

   The accompanying consolidated financial statements include those of drugstore.com, inc. and its wholly-owned subsidiary, DS Pharmacy, Inc. All material intercompany transactions and balances have been eliminated.

   On January 1, 1999, the Company adopted a 52/53 week fiscal year ending on the Sunday closest to December 31. The 1999 fiscal year ends on January 2, 2000, with each of the fiscal quarters representing a 13-week period. The effect of the change on prior periods is insignificant.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

   Concentration of Credit Risk

   The Company is subject to concentrations of credit risk from its cash investments. The Company's credit risk is managed through monitoring the stability of the financial institutions utilized and diversification of its financial resources.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   Financial instruments consist of cash and cash equivalents and capital lease obligations. The fair value of all financial instruments approximates the carrying amount based on the current rate offered for similar instruments.

   Inventories

   Inventories are stated at the lower of cost (using the weighted average cost method) or market. The Company has contracts with RxAmerica L.L.C. to purchase and distribute all of its pharmaceutical products and Walsh Distribution, Inc. to purchase a substantial majority and distribute all of its non-pharmaceutical products. The agreement with RxAmerica is for a one-year term ending February 2000, which will automatically extend for an additional year unless either party gives written notice of termination. The agreement with Walsh Distribution, Inc. is for a three-year term ending January 2002, but may be terminated by the Company earlier upon accelerated payment of minimum fees that would not exceed $2.5 million.

   Fixed Assets

   Fixed assets are stated at cost less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the related assets, which range from two to seven years. Fixed assets purchased under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

   Long-Lived Assets

   Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the asset to its fair value based on the present value of estimated expected future cash flows. To date, no such impairment has been indicated.

   Revenue Recognition

   The Company recognizes revenue from product sales, net of discounts, when the products are shipped to customers. Outbound shipping and handling fees are also included in net sales upon shipment. The Company generally refunds all or a portion of the net sales in the event a customer is not satisfied with the product or service provided. The Company provides an estimated allowance for such sales returns in the period of sale. Sales returns to date have been insignificant.

   Product Development

   Product development expenses consist primarily of payroll and related expenses for Web site development and systems personnel and consultants, system infrastructure and costs of Web site content. Expenditures relating to product development have been expensed as incurred.

   Income Taxes

   The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   Advertising

   Advertising production costs are expensed as incurred. Costs of communicating advertising associated with television, radio, print and other media are expensed when such services are used. Costs associated with Web portal advertising contracts are amortized on a straight-line basis over the period such advertising is expected to be used. Advertising expense for the period ended December 31, 1998 and the six months ended July 4, 1999 was $1,638,000 and $9,248,000, respectively.

   Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123 (see Note 5). The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. With respect to all of its employees, the Company utilized a co-employment arrangement with an independent company. The Company considers all of its employees to be common law employees and has accounted for stock options granted to such employees under APB No. 25.

   Net Loss Per Share

   Net loss per share is computed using the weighted average number of shares of common stock outstanding less the number of shares subject to repurchase. Shares associated with stock options, warrants and the convertible preferred stock are not included in the calculation of diluted net loss per share because they are antidilutive.

   Pro Forma Net Loss Per Share (Unaudited)

   Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding convertible preferred stock into shares of common stock effective upon the closing of the Company's initial public offering as if such conversion occurred at the date of original issuance.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   The following table sets forth the computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share for the periods indicated:

                                    Period from     Period from
                                   April 2, 1998   April 2, 1998   Six Months
                                  (Inception) to   (Inception) to    Ended
                                 December 31, 1998 June 30, 1998  July 4, 1999
                                 ----------------- -------------- ------------
                                                    (unaudited)   (unaudited)
Numerator:
  Net loss......................    $(8,027,000)     $(349,000)   $(30,353,000)
                                    ===========      =========    ============
Denominator:
  Weighted average common shares
   outstanding..................      1,462,311        120,506       2,323,000
  Less weighted average common
   shares issued subject to
   repurchase agreements........       (916,162)       (70,295)     (1,319,848)
                                    -----------      ---------    ------------
  Denominator for basic and
   diluted calculation..........        546,149         50,211       1,003,152
  Weighted average effect of pro
   forma conversion of
   securities:
    Series A convertible
     preferred stock............      6,124,313        443,820      10,000,000
    Series B convertible
     preferred stock............      1,497,108            --        5,446,268
    Series C convertible
     preferred stock............            --             --        3,771,695
    Series D convertible
     preferred stock............            --             --          575,760
                                    -----------      ---------    ------------
  Denominator for pro forma
   basic and diluted
   calculation..................      8,167,570        494,031      20,796,875
                                    ===========      =========    ============
Net loss per share:
  Basic and diluted.............    $    (14.70)     $   (6.95)   $     (30.26)
                                    ===========      =========    ============
  Pro forma basic and diluted...    $      (.98)     $    (.71)   $      (1.46)
                                    ===========      =========    ============

   At December 31, 1998, there were 1,515,334 stock options that were excluded from the computation of actual and pro forma diluted net loss per share as their effect was antidilutive. If the Company had reported net income, the calculation of these per share amounts would have included the dilutive effect of these common stock equivalents using the treasury stock method.

   Segment Information

   In January 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This standard established interim and annual reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Since commencement of operations in February 1999, the Company's business consists of a single retail drug segment that sells health, beauty, wellness, personal care and pharmacy products on-line and provides related product information on the Company's Web site.

   New Accounting Pronouncements

   In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. The Company adopted SOP 98-1 in the quarter ended April 4, 1999 and there was no significant impact upon adoption.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its financial statements because it does not currently hold any derivative instruments.

2. Fixed Assets

   Fixed assets consists of the following:

                                                                   December 31,
                                                                       1998
                                                                  --------------
                                                                  (In thousands)
   Computers and equipment.......................................     $1,862
   Purchased software............................................        711
   Furniture and fixtures........................................         20
   Leasehold improvements........................................         89
                                                                      ------
                                                                       2,682
   Less accumulated depreciation.................................        (66)
                                                                      ------
                                                                      $2,616
                                                                      ======

   Included in computers and equipment and purchased software are assets acquired under capital leases with an original cost of approximately $1,115,000 and $365,000, respectively, as of December 31, 1998. Accumulated amortization on the leased assets was approximately $10,000 as of December 31, 1998. Approximately $1,370,000 of computers and equipment as of December 31, 1998 were not placed into service until the launch of the Company's Web store in February 1999.

3. Leases and Marketing Agreements

   The Company leases office space under an operating lease, which calls for fixed rental payments through 2003. In addition, the Company leases various office equipment under operating leases. Total rent expense under operating leases for the periods ended December 31, 1998 and July 4, 1999 approximated $127,000 and $972,000, respectively.

   Capital lease obligations bear interest at rates ranging from 4% to 7% and mature 24 to 36 months from the date of funding. At December 31, 1998, the Company had no additional financing available under the agreements.

   The Company has also entered into certain non-cancelable advertising agreements with various Web portals, including Yahoo!, America On-Line and Excite, which require the Company to make fixed payments to such portals over the term of the agreements. In exchange, the portals have committed to display the agreed-upon advertisement a minimum number of times on such portal's Web site over the term of the contract. The costs associated with Web portal advertising contracts are amortized on a straight-line basis over the period such advertising is expected to be used.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   Future minimum commitments at December 31, 1998 are as follows:

                                                 Capital  Operating Marketing
                                                 Leases    Leases   Agreements
                                                 -------  --------- ----------
                                                        (In thousands)
   1999......................................... $  534    $ 1,539   $ 4,402
   2000.........................................    620      1,541     3,230
   2001.........................................    398      1,574     2,970
   2002.........................................    --       1,600     3,710
   2003.........................................    --       1,603       --
   Thereafter...................................    --       2,238       --
                                                 ------    -------   -------
   Total minimum lease payments.................  1,552    $10,095   $14,312
                                                           =======   =======
   Less amounts representing interest...........   (105)
                                                 ------
   Present value of minimum payments............  1,447
   Less current portion of capital lease
    obligations.................................   (472)
                                                 ------
   Noncurrent portion of capital lease
    obligations................................. $  975
                                                 ======

   On January 28, 1999, the Company signed a seven-year lease for a new corporate headquarters in Bellevue, Washington, which is expected to commence no later than March 12, 1999. The minimum lease payments associated with this lease are included in the commitments above. The Company has the option to extend the lease for two additional three-year terms. The Company provided a letter of credit totaling $640,000 as security for the lease. The letter of credit may be reduced annually by specified amounts in the lease agreement upon our achievement of certain economic goals. At December 31, 1998, there were no letters of credit outstanding.

   The Company has an agreement with Walsh Distribution, Inc. that provides inventory and certain order fulfillment services for three years ending January 2002. This agreement may be terminated earlier by the Company upon an accelerated payment of minimum fees that would not exceed $2.5 million.

4. Income Taxes

   The Company did not provide any current or deferred United States federal income tax provision or benefit for any of the periods presented because it has experienced operating losses since inception. The Company provided a full valuation allowance on the net deferred tax asset, consisting primarily of net operating loss carryforwards and research and development credit carryforwards, because management has determined that it is more likely than not that the Company will not earn income sufficient to realize the deferred tax assets during the carryforward period.

   At December 31, 1998, the Company had net operating loss carryforwards and research and development credit carryforwards of approximately $6,737,000 and $32,000, respectively. These carryforwards will expire in 2018. In 1999, due to the issuance and sale of Series D and Series E preferred stock, the Company incurred ownership changes pursuant to applicable regulations in effect under the Internal Revenue Code of 1986, as amended. The initial public offering will not cause an additional ownership change. Therefore, the Company's use of losses incurred through the date of these ownership changes will be limited during the carryforward period. The Company estimates that the use of the approximately $6.7 million of net operating losses incurred through December 31, 1998 as well as losses incurred subsequent thereto until the date of the ownership change would be limited to approximately $4.1 million per year in order to offset future taxable income. To the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Since the Company's utilization of these deferred tax assets is dependent on future profits which are not assured, a valuation allowance equal to the deferred tax assets has been provided. Significant components of the Company's deferred tax assets as of December 31, 1998 are as follows (in thousands):

   Deferred tax assets:
     Net operating loss carryforward................................... $ 2,291
     Research and development credit carryforward......................      32
     Other temporary differences.......................................      79
                                                                        -------
   Total gross deferred tax assets.....................................   2,402
   Less valuation allowance............................................  (2,402)
                                                                        -------
   Net deferred tax assets............................................. $   --
                                                                        =======

   A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded for the period ended December 31, 1998 is as follows (in thousands):

   Income tax benefit at statutory rate................................ $ 2,729
   Stock-based compensation............................................    (351)
   Other permanent differences.........................................      (8)
   Research and development credit.....................................      32
   Increase in valuation allowance.....................................  (2,402)
                                                                        -------
   Income tax benefit.................................................. $   --
                                                                        =======

5. Stockholders' Equity

   Convertible Preferred Stock

   In June and August 1998, the Company issued 10,000,000 shares of Series A preferred stock in a private placement offering in exchange for gross cash proceeds of $4,000,000, and a Technology License and Advertising Agreement with Amazon.com that provides for the right to license certain technology and receive certain technological and advertising support from Amazon.com. In addition, the Company agreed to license its technology to Amazon.com and participate in mutually agreed upon advertising activities. No cash payments are required under the Technology License and Advertising Agreement with Amazon.com. The Company valued the right to license certain technology and receive such technological and advertising support at $4,000,000 based on the value of Series A preferred stock issued concurrently for cash. Such value was allocated to prepaid marketing expense, license rights and prepaid technical consulting services in the amount of $3,765,000, $150,000 and $85,000, respectively, based on their estimated fair value. The prepaid marketing expense will be amortized over five months commencing in February 1999. The license rights and prepaid technical consulting are being amortized over five years and approximately eight months, respectively, commencing on the date of the agreement. During the period ended December 31, 1998 and the six months ended July 4, 1999, the Company recognized expenses under such agreement totaling $58,000 and $3,314,000, respectively.

   In October, November and December 1998, the Company issued 5,446,268 shares of Series B preferred stock in a private placement offering in exchange for gross cash proceeds of $18,245,000.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   In January and March 1999, the Company issued 4,472,844 shares of Series C preferred stock in a private placement offering in exchange for gross cash proceeds of $35,000,000.

   Each share of Series A, Series B and Series C preferred stock is convertible into one share of common stock at the option of the holder, subject to certain antidilution adjustments, in accordance with the conversion formula provided in the Company's certificate of incorporation (currently on a 1:1 ratio). Outstanding preferred shares automatically convert into common stock, at the Company's option, upon the closing of an initial public offering of the Company's common stock in which gross proceeds exceed $15.0 million and a per share price of not less than $10.00 per share. Holders of each share of preferred stock are entitled to the number of votes per share that would be equivalent to the number of shares of common stock into which a share of preferred stock is convertible and are entitled to dividends if and when declared by the board of directors. No dividends have been declared. In the event of any consolidation, merger, or liquidation, the holders of the Series A, Series B and Series C preferred stock shall be entitled to receive $0.80, $3.35 and $7.825 per share of preferred stock, respectively, plus cumulative dividends, if and when declared, at the annual rate of 10%. The Company granted the preferred stockholders certain registration rights and also agreed not to carry out certain actions without prior approval of the holders of not less than two-thirds of the outstanding preferred shares, voting together as a single class.

   Common Stock

   The Company and its common and Series A, Series B and Series C stockholders entered into an agreement, which, among other issues, addresses election of directors, restrictions on transfer of equity securities by stockholders, sales of new securities by drugstore.com, and covenants related to transfer of shares. All provisions of the agreement, with the exception of covenants related to transfer of shares, expire upon the closing of an initial public offering.

   In conjunction with the sale of Series A preferred stock, the Company's founder and Chief Executive Officer each granted drugstore.com a right to repurchase 2,235,000 shares of common stock held by them at the original purchase price of $0.04 per share if their employment terminates under certain circumstances. The Company's right of repurchase lapses (1) 25% immediately and (2) the remaining 75% lapses beginning after one year from the vesting commencement date at a rate of 1/48th per month. At December 31, 1998, 1,391,875 shares held by the founder and the CEO were subject to repurchase under these agreements. The restricted stock agreements also provide that in the event of a change of control whereby the individual was not offered a position with similar responsibilities or termination of employment for other than cause, additional shares would vest to the individual. These shares are also subject to a right of first refusal in favor of the Company whereby the Company has the right to buy the shares on the same price and terms as offered to the founder or CEO by a third party. This right expires upon the Company's initial public offering.

   1998 Stock Plan

   Under the terms of the 1998 stock plan, the board of directors may grant incentive and nonqualified stock options to employees, officers, directors, agents, consultants, and independent contractors of the Company. In connection with the introduction of the 1998 stock plan, 2,735,000 shares of common stock were reserved for future issuance. In January 1999 and April 1999, the Company increased the number of shares reserved for future issuance under such plan by 1,500,000 and 3,592,000 shares, respectively (see Note 7). Generally, the Company grants stock options with exercise prices equal to the fair market value of the common stock on the date of grant, as determined by the board of directors. Options generally vest over a four to five year period and expire ten years from the date of grant.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   A summary of stock option activity follows:

                                                       Outstanding Options
                                                    ---------------------------
                                   Shares Available Number of  Weighted-Average
                                      for Grant      Shares     Exercise Price
                                   ---------------- ---------  ----------------
     1998 Stock Plan
      introduction...............      2,735,000          --
     Options granted.............     (1,683,584)   1,683,584       $ 0.17
     Options exercised...........            --        (8,000)        0.12
     Options canceled............        160,250     (160,250)        0.04
                                      ----------    ---------
   Outstanding at December 31,
    1998.........................      1,211,666    1,515,334         0.18
     1998 Stock Plan amendments..      5,092,000          --           --
     Options granted ............     (1,683,600)   1,683,600         3.12
     Options canceled............        166,125     (166,125)        0.91
                                      ----------    ---------
   Outstanding at July 4, 1999...      4,786,191    3,032,809       $ 1.77
                                      ==========    =========

   The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 1998:

                                 Outstanding Options
                           -----------------------------------------
                                               Weighted-Average           Exercisable
           Exercise         Number                Remaining                Number of
            Price          of Shares           Contractual Life             Shares
           --------        ---------           ----------------           -----------
           $0.04             505,834              9.7 years                 19,167
           $0.12             618,500              9.8 years                    --
           $0.45             391,000              9.9 years                    --
                           ---------                                        ------
                           1,515,334                                        19,167
                           =========                                        ======

   Under APB No. 25, no compensation expense is recognized when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant. Deferred stock-based compensation is recorded for those situations where the exercise price of an option or the purchase price of restricted stock was lower than the deemed fair value for financial reporting purposes of the underlying common stock. The Company recorded aggregate deferred stock-based compensation of $4,966,000 during 1998 and $10,643,000 in the six months ended July 4, 1999. The deferred stock-based compensation is being amortized over the vesting period of the underlying options and restricted stock. Total amortization of stock-based compensation recognized was $1,037,000 during 1998 and $3,583,000 in the six months ended July 4, 1999. Amortization of stock-based compensation is allocable to employees in the following expense categories:

                                                     Period from
                                                    April 2, 1998    Six Months
                                                   (Inception) to      Ended
                                                  December 31, 1998 July 4, 1999
                                                  ----------------- ------------
     Marketing and sales.........................         18%            40%
     Product development.........................         20             33
     General and administrative..................         62             27
                                                         ---            ---
                                                         100%           100%
                                                         ===            ===

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   Had the stock-based compensation for the Company's stock option plan and restricted stock agreements been determined based on the Black-Scholes model using the multiple-option approach, the Company's net loss would have been adjusted to the following pro forma amount for the period ended December 31, 1998 (in thousands):

     Net loss--as reported........................................... $ (8,027)
     Incremental pro forma compensation expense under SFAS No. 123...      (12)
                                                                      --------
     Net loss--pro forma............................................. $ (8,039)
                                                                      ========
     Basic and diluted net loss per share--as reported............... $ (14.70)
                                                                      ========
     Basic and diluted net loss per share--pro forma................. $ (14.72)
                                                                      ========
     Pro forma basic and diluted net loss per share--as reported..... $   (.98)
                                                                      ========
     Pro forma basic and diluted net loss per share--pro forma....... $   (.98)
                                                                      ========

   The fair value at each option grant is estimated on the date of grant using the Black-Scholes option pricing model, assuming no expected dividends and assuming a measure of a volatility based on a review of a peer group of Internet companies at a comparable developmental stage utilizing the following weighted average assumptions at December 31, 1998:

     Average risk-free interest rate..................................   4.5%
     Average expected life............................................ 3.0 years
     Volatility.......................................................    50%

   For purposes of the pro forma disclosures, the estimated weighted average fair value of the options granted, estimated to be $1.42 per share at December 31, 1998, is amortized to expense over the options' vesting period. This amount has been reduced by the amount of amortization of deferred stock-based compensation already recorded in the accompanying statements of operations that has a weighted average value of $1.40 per share. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma earnings for future years because the amounts above include only the amortization for the fair value of 1998 grants.

   Common Stock Reserved for Future Issuance

   The following shares of common stock were reserved at December 31, 1998:

     1998 Stock Plan.................................................  2,727,000
     Conversion of Series A preferred stock.......................... 10,000,000
     Conversion of Series B preferred stock..........................  5,446,268
                                                                      ----------
                                                                      18,173,268
                                                                      ==========

6. Note Receivable from Officer

   On December 3, 1998, the Company loaned an officer $250,000 evidenced by a note receivable bearing 7% interest, secured by the officer's stock options to purchase an aggregate of 150,000 shares of common stock at $.04 per share, none of which are vested at December 31, 1998.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


7. Subsequent Events

   Issuance of Warrant

   In February 1999, the Company issued a warrant to purchase 10,000 shares of its common stock at $7.83 per share in exchange for the right to use the 1-800-DRUGSTORE and related iterations of telephone numbers. Such warrant is exercisable immediately and expires in February 2002. The fair value of such warrant was estimated at $24,000 and was recorded as an intangible asset.

   Proposed Initial Public Offering of Common Stock

   In April 1999, the board of directors authorized the Company to proceed with an initial public offering of its common stock. The board of directors also approved a change in the par value of the common and preferred stock to $.0001 per share and change in the total number of authorized shares to 260,000,000 shares, of which 250,000,000 will be common stock and 10,000,000 will be undesignated preferred stock. This increase in the number of authorized shares and change in par value is expected to become effective upon the completion of the offering. If the offering is consummated as presently anticipated, all of the outstanding preferred stock will automatically convert into common stock. The unaudited pro forma stockholders' equity at July 4, 1999 gives effect to the conversion of all outstanding shares of convertible preferred stock at July 4, 1999 into 22,185,401 shares of common stock upon completion of the offering and the change in the capital structure of the Company.

   1998 Stock Plan

   In April 1999, the board of directors increased the number of shares reserved under the 1998 stock plan by 3,592,000 shares to 7,827,000 shares. As of July 4, 1999 the Company has reserved a total of 7,819,000 shares of common stock for future issuance of stock options to employees, officers, directors, or consultants under the 1998 stock plan. Additionally, on July 16, 1999, the board of directors increased the number of shares under the 1998 stock plan by 3,173,000 shares.

   1999 Employee Stock Purchase Plan

   The Company's 1999 employee stock purchase plan was adopted by the board of directors in April 1999, subject to stockholder approval, to be effective upon the completion of the Company's initial public offering of its common stock. A total of 500,000 shares of common stock has been reserved for issuance under the employee stock purchase plan plus an annual increase on the first day of each of the fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of (1) 500,000 shares, (2) three percent (3%) of our shares outstanding on the last day of the immediate preceding fiscal year, or (3) such lesser number of shares as is determined by the board of directors. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first or the last day of the applicable six month purchase period.

   Defined Contribution Plan

   Effective April 1999, the Company adopted a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1999) and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by the Company on behalf of all participants in the 401(k) plan. To date, the Company has not made any matching contributions to the 401(k) plan.

                              DRUGSTORE.COM, INC.

 (Information as of July 4, 1999 and for the six months ended July 4, 1999 is unaudited)


   Issuance of Series D Convertible Preferred Stock

   In June 1999, the Company issued 2,266,289 shares of Series D preferred stock to a new investor in exchange for $40 million in cash and an obligation to provide cable television advertising valued at $5 million based on comparable transactions with unaffiliated third parties. The advertising is expected to be aired over a three year period and will be expensed in the period in which the airtime is used. The Series D preferred stock carries substantially the same terms and conditions as the Series A, B and C preferred stock and is convertible into common stock at a one-to-one ratio upon an initial public offering subject to certain conditions.

   Issuance of Series E Convertible Preferred Stock

   On July 8, 1999, the Company consummated an agreement with Rite Aid Corporation and General Nutritional Companies, Inc. ("GNC") to issue 12,282,599 shares of Series E preferred stock in exchange for an aggregate of $10 million in cash and other consideration, including access to insurance coverage, advertising commitments, exclusivity agreements, a technology licensing agreement and other obligations with an estimated fair value of $233.9 million. Based on the Company's initial internal analysis, the $233.9 million non-cash portion of the consideration from the Rite Aid and GNC agreements has been preliminarily allocated to the following components (in millions):

       Access to insurance coverage...................................... $188.4
       Advertising commitments...........................................   26.5
       Rite Aid exclusivity agreement....................................    8.0
       GNC exclusivity agreement.........................................    6.0
       Rite Aid technology license.......................................    5.0
                                                                          ------
                                                                          $233.9
                                                                          ======

All of the items above are to be amortized on a straight-line basis over their contractual life of 10 years, except for the GNC exclusivity agreement which will be amortized over 3 years. The Company is in the process of obtaining an independent valuation from a valuation expert in order to make its final allocation of value among the various components of the agreements. Such valuation is expected to be completed before the end of the third quarter of 1999 and may result in material changes to the preliminary allocation.

   The Series E preferred stock carries substantially the same terms as the Series A, B, C and D preferred stock and is convertible into common stock at a one-to one ratio upon an initial public offering subject to certain conditions. In connection with the issuance of the Series E preferred stock, the certificate of incorporation was amended on July 7, 1999 to increase the total authorized number of preferred and common stock to 310,000,000 shares and the accompanying financial statements reflect the increase in the capitalization.

The inside back cover includes:

drugstore.com
     Makes Shopping Easy

The following text is placed at the top left of the page:
HELP ON A PERSONAL LEVEL

The advantage of the Internet allows drugstore.com to offer customers help on a personal level. Customers can shop from their home or office any time of the day or night. They can get useful information to make informed product decisions. They can ask a pharmacist questions in privacy. drugstore.com provides the information and interaction that makes shopping easy.

                                             [PICTURE OF SKIN CARE ADVISOR PAGE]
[PICTURE OF RESOURCE CENTER PAGE]
                                   [PICTURE OF PREGNANCY AND INFANT CENTER PAGE]
    [PICTURE OF QUICK LISTS PAGE]

The following text appears to the left of the picture of the Skin Care Advisor page:
SHOPPING ADVISOR
drugstore.com helps customers who are not sure about what product to buy. The customer provides information about what he or she needs and the Shopping Advisors help identify the right products.

The following text appears to the right of the picture of the Resource Center page:

SOLUTIONS
An easy way for customers to find the information they need in order to make informed product decisions, the Solutions area includes Ask Your Pharmacist, Health and Wellness Guides, Shopping Advisors and more.

The following text appears to the left of the picture of the Quick Lists page:
QUICK LISTS

An easy way to find what you need and assist you in stocking up on frequently used items.

The following underneath the picture of the Pregnancy Center page:
PREGNANCY
Whether it's the first child or the fifth, the Pregnancy and Infant Center helps families prepare for childbirth and child rearing.

Until ____________, 1999, 25 days after commencement of the offering, all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The back cover of the prospecuts contains the company's logo.

                              [drugstore.com logo]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market entry and listing fee.

                                                                       Amount
                                                                     to be Paid
                                                                     ----------
      SEC registration fee.......................................... $   18,765
      NASD filing fee...............................................      6,250
      Nasdaq National Market entry and listing fee..................     95,000
      Printing and engraving expenses...............................    300,000
      Legal fees and expenses.......................................    350,000
      Accounting fees and expenses..................................    200,000
      Blue Sky qualification fees and expenses......................      5,000
      Transfer Agent and Registrar fees.............................     15,000
      Miscellaneous fees and expenses...............................     59,985
                                                                     ----------
          Total..................................................... $1,050,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the Act).
Article XIII of registrant's certificate of incorporation and sections 6.1 and
6.2 of Article VI of registrant's bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, registrant has entered into indemnification agreements with its directors and officers. The indemnification agreements may require registrant, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. The underwriting agreement (Exhibit 1.1 hereto) also provides for cross indemnification among drugstore.com and the underwriters with respect to certain matters, including matters arising under the Act.

Item 15. Recent Sales of Unregistered Securities

   (a) Since inception in April 1998, registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

     (1) In June, July and August 1998, registrant issued and sold 2,265,000 shares of common stock to a total of 5 investors for an aggregate purchase price of $90,600.

     (2) In June 1998 and August 1998, registrant issued and sold shares of Series A preferred stock convertible into an aggregate of 10,000,000 shares of common stock to a total of 5 investors for an aggregate purchase price of $8,000,000.

     (3) In October, November and December 1998, registrant issued and sold shares of Series B preferred stock convertible into an aggregate of 5,446,268 shares of common stock to a total of 6 investors for an aggregate purchase price of $18,244,997.80.

     (4) In January 1999, registrant issued and sold shares of Series C preferred stock convertible into an aggregate of 1,457,891 shares of common stock to a total of 5 investors for an aggregate purchase price of $11,407,997.07.

     (5) In January 1999, registrant issued and sold two convertible promissory notes convertible into shares of Series C preferred stock and further convertible into an aggregate of 3,014,953 shares of common stock to a total of 2 investors for an aggregate purchase price of $23,592,007.22. These notes were converted into shares of Series C preferred stock in March 1999.

     (6) In February 1999, registrant issued a warrant to purchase 10,000 shares of common stock in connection with a corporate partnership agreement.

     (7) In May 1999, registrant issued and sold a convertible promissory note convertible into shares of Series D preferred stock and further convertible into 2,266,289 shares of common stock to one investor for an aggregate purchase price of $40,000,000.85 and an obligation to provide cable advertising valued at $5,000,000. This note was converted to shares of Series D preferred stock in June 1999.

     (8) In June 1999, registrant entered into an agreement with Rite Aid and GNC, pursuant to which Rite Aid and a wholly owned subsidiary of GNC were issued shares of Series E preferred stock. Under the agreement, registrant issued Rite Aid 9,334,746 shares of Series E preferred stock in exchange for $7.6 million in cash and additional non-cash consideration, and registrant issued GNC 2,947,853 shares of Series E preferred stock for $2.4 million in cash and additional non-cash consideration.

     (9) In July 1999, registrant approved the issuance of 200,000 shares of common stock to a charitable foundation to be established by the registrant.

     (10) As of July 16, 1999, 8,000 shares of fully vested common stock had been issued pursuant to restricted stock purchase agreements and no shares of common stock had been issued upon exercise of options; 3,606,859 shares of common stock were issuable upon exercise of outstanding options under registrant's 1998 stock plan.

   (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

   The issuances described in Items 15(a)(1)-(9) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Item 15(a)(10) were deemed to be exempt from registration under the Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule
701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules
   (a) Exhibits

  1.1* Form of Underwriting Agreement.

  3.2* Sixth Amended and Restated Certificate of Incorporation.

  3.3 Form of Amended and Restated Certificate of Incorporation of drugstore.com, to be filed and effective upon completion of this offering.

  3.4  Form of Amended and Restated Bylaws.

  5.1* Opinion of Venture Law Group, A Professional Corporation.

 10.1* Form of Indemnification Agreement between drugstore.com and each of its officers and directors.


 10.2    1998 Stock Plan, as amended.

 10.3    1999 Employee Stock Purchase Plan.

 10.4*   Restricted Stock Purchase Agreement with Jed A. Smith dated June 19,
         1998.

 10.5*   Restricted Stock Purchase Agreement with Peter M. Neupert dated July
         23, 1998.

 10.6*   Form of Warrant To Purchase Common Stock.

 10.7*   Series A Preferred Stock Purchase Agreement dated June 22, 1998.

 10.8*   Series B Preferred Stock Purchase Agreement dated October 9, 1998.

 10.9* Series B Preferred Stock Rescission Agreement dated November 23, 1998 between drugstore.com and entities affiliated with Kleiner Perkins
         Caufield & Byers.

 10.10*  Series C Preferred Stock and Convertible Note Purchase Agreement dated
         January 29, 1999.

 10.11*  Series D Preferred Stock and Convertible Note Purchase Agreement dated
         May 19, 1999.

 10.12*  Fourth Amended and Restated Investors' Rights Agreement dated May 19,
         1999.

 10.13*  Sublease Agreement dated January 29, 1999 between drugstore.com and
         The Boeing Company for offices at 13920 Southeast Eastgate Way, Suite
         300, Bellevue, Washington.

 10.14*+ Amended and Restated Technology License and Advertising Agreement between drugstore.com, Amazon.com and Amazon.com Drugstore, Inc.

 10.15*+ Pharmacy Service Agreement dated February 8, 1999 with RxAmerica.

 10.16*+ Service & Supply Agreement dated January 29, 1999 with Walsh
         Distribution, Inc.

 10.17*  Offer Letter dated June 29, 1998 with Peter M. Neupert.

 10.18*  Offer Letter dated July 28, 1998 with Kal Raman.

 10.19*  Offer Letter dated December 4, 1998 with Mark L. Silverman.

 10.20*  Offer Letter dated June 18, 1998 with Jed A. Smith.

 10.21*  Amended and Restated Voting Agreement dated May 19, 1999.

 10.22*  Letter Agreement dated May 19, 1999 with Amazon.com.

 10.23*  Cable Advertising Agreement dated May 19, 1999 with Vulcan Ventures
         Incorporated.

 10.24*  Series E Preferred Stock Purchase Agreement dated June 17, 1999.

 10.25* Addendum to Fourth Amended and Restated Investors' Rights Agreement dated June 17, 1999.

 10.26   Form of Fourth Amended and Restated Voting Agreement.

 10.27*  Main Agreement dated June 17, 1999 with Rite Aid Corporation.

 10.28*  Main Agreement dated June 17, 1999 with General Nutrition Companies,
         Inc.

 10.29*  Governance Agreement dated June 17, 1999 with Rite Aid Corporation.

 10.30*  Governance Agreement dated June 17, 1999 with General Nutrition
         Companies, Inc. and
         General Nutrition Investment Company.

 10.31*  Pharmacy Supply and Services Agreement dated June 17, 1999 with Rite
         Aid Corporation.

 10.32   Form of Second Addendum to Fourth Amended and Restated Investors'
         Rights Agreement.

 21.1    Subsidiaries.

 23.1    Consent of Ernst & Young LLP, Independent Auditors.


 23.2* Consent of Counsel (see Exhibit 5.1).

 24.1* Power of Attorney.

 27.1  Financial Data Schedule (EDGAR-filed version only).

 99.1 Consent of Melinda French Gates to be named herein as about to become a director.

 99.2 Consent of Martin L. Grass to be named herein as about to become a director.

--------
*  Previously filed.

+ Confidential treatment has been requested as to certain portions of this Exhibit. Such confidential portions have been provided separately to the SEC.

   (b) Financial Statement Schedules

   All financial statement schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or the related notes to the financial statements.

Item 17. Undertakings

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Act) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on July 20, 1999.

                                          drugstore.com, inc.


                                          By:     /s/ David E. Rostov
                                             ---------------------------------
                                                      David E. Rostov
                                            Vice President and Chief Financial
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----
          *Peter M. Neupert            President, Chief Executive    July 20, 1999
______________________________________  Officer and Chairman of
          (Peter M. Neupert)            the Board of Directors
                                        (Principal Executive
                                        Officer)

        /s/ David E. Rostov            Vice President and Chief      July 20, 1999
______________________________________  Financial Officer
          (David E. Rostov)             (Principal Financial and
                                        Accounting Officer)

          *Jeffrey P. Bezos            Director                      July 20, 1999
______________________________________
          (Jeffrey P. Bezos)

           *Brook H. Byers             Director                      July 20, 1999
______________________________________
           (Brook H. Byers)

            *L. John Doerr             Director                      July 20, 1999
______________________________________
           (L. John Doerr)

         /s/ William D. Savoy          Director                      July 20, 1999
______________________________________
           William D. Savoy

           *Howard Schultz             Director                      July 20, 1999
______________________________________
           (Howard Schultz)

            *Jed A. Smith              Director                      July 20, 1999
______________________________________
            (Jed A. Smith)


             /s/ David E. Rostov                                     July 20, 1999
 *By:  __________________________________
                 David E. Rostov
                Attorney-in-Fact

                                 EXHIBIT INDEX

  1.1*   Form of Underwriting Agreement.

  3.2*   Sixth Amended and Restated Certificate of Incorporation.

  3.3 Form of Amended and Restated Certificate of Incorporation of drugstore.com, to be filed and effective upon completion of this offering.

  3.4    Form of Amended and Restated Bylaws.

  5.1*   Opinion of Venture Law Group, A Professional Corporation.

 10.1* Form of Indemnification Agreement between drugstore.com and each of its officers and directors.

 10.2    1998 Stock Plan, as amended.

 10.3    1999 Employee Stock Purchase Plan.

 10.4*   Restricted Stock Purchase Agreement with Jed A. Smith dated June 19,
         1998.

 10.5*   Restricted Stock Purchase Agreement with Peter M. Neupert dated July
         23, 1998.

 10.6*   Form of Warrant To Purchase Common Stock.

 10.7*   Series A Preferred Stock Purchase Agreement dated June 22, 1998.

 10.8*   Series B Preferred Stock Purchase Agreement dated October 9, 1998.

 10.9* Series B Preferred Stock Rescission Agreement dated November 23, 1998 between drugstore.com and entities affiliated with Kleiner Perkins
         Caufield & Byers.

 10.10*  Series C Preferred Stock and Convertible Note Purchase Agreement dated
         January 29, 1999.

 10.11*  Series D Preferred Stock and Convertible Note Purchase Agreement dated
         May 19, 1999.

 10.12*  Fourth Amended and Restated Investors' Rights Agreement dated May 19,
         1999.

 10.13*  Sublease Agreement dated January 29, 1999 between drugstore.com and
         The Boeing Company for offices at 13920 Southeast Eastgate Way, Suite
         300, Bellevue, Washington.

 10.14*+ Amended and Restated Technology License and Advertising Agreement between drugstore.com, Amazon.com and Amazon.com Drugstore, Inc.

 10.15*+ Pharmacy Service Agreement dated February 8, 1999 with RxAmerica.

 10.16*+ Service & Supply Agreement dated January 29, 1999 with Walsh
         Distribution, Inc.

 10.17*  Offer Letter dated June 29, 1998 with Peter M. Neupert.

 10.18*  Offer Letter dated July 28, 1998 with Kal Raman.

 10.19*  Offer Letter dated December 4, 1998 with Mark L. Silverman.

 10.20*  Offer Letter dated June 18, 1998 with Jed A. Smith.

 10.21*  Amended and Restated Voting Agreement dated May 19, 1999.

 10.22*  Letter Agreement with Amazon.com.

 10.23*  Cable Advertising Agreement dated May 19, 1999 with Vulcan Ventures
         Incorporated.

 10.24*  Series E Preferred Stock Purchase Agreement dated June 17, 1999.

 10.25* Addendum to Fourth Amended and Restated Investors' Rights Agreement dated June 17, 1999.

 10.26   Form of Fourth Amended and Restated Voting Agreement.

10.27*  Main Agreement dated June 17, 1999 with Rite Aid Corporation.

10.28*  Main Agreement dated June 17, 1999 with General Nutrition Companies, Inc.

10.29*  Governance Agreement dated June 17, 1999 with Rite Aid Corporation.

10.30*  Governance Agreement dated June 17, 1999 with General Nutrition Companies, Inc. and General
        Nutrition Investment Company.

10.31*  Pharmacy Supply and Services Agreement dated June 17, 1999 with Rite Aid Corporation.

10.32   Form of Second Addendum to Fourth Amended and Restated Investors' Rights Agreement.

21.1    Subsidiaries.

23.1    Consent of Ernst & Young LLP, Independent Auditors.

23.2*   Consent of Counsel (see Exhibit 5.1).

24.1*   Power of Attorney.

27.1    Financial Data Schedule (EDGAR-filed version only).

99.1    Consent of Melinda French Gates to be named herein as about to become a director.

99.2    Consent of Martin L. Grass to be named herein as about to become a director.

--------
*  Previously filed.

+ Confidential treatment has been requested as to certain portions of this Exhibit. Such confidential portions have been provided separately to the SEC.